115

05013700

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RHI AG

*CURRENT ADDRESS Wienerbergstraße 11
A-1100 Vienna, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

FILE NO. 82- 34964 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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DAT : 4/20/06

82-34964

RHI Annual Report >> 2004

ARS
12-31-04

RHI

RHI AG
Wienerbergstraße 11
A-1100 Vienna
P.O.Box 143, A-1011 Vienna
Phone: +43/1/502 13-0
Fax: +43/1/502 13-6213
E-Mail: rhi@rhi-ag.com
www.rhi-ag.com



RHI

Table of Contents


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RHI Refractories

Refractories produces high-grade, at present non-substitutable ceramic products, crucial to all high-temperature production processes exceeding 1,200° C. Under the RHI Refractories brand, we supply key industries such as iron, steel, non-ferrous metals, cement, lime, glass, as well as environmental technology, energy and chemicals. This division is the world market and technology leader and is RHI's core business.

VEITSCHER RADEX DIDIER REFEL REFRATTARI ELETTROFUSI Dolomite Franchi INTERSTOP FLOW CONTROL TECHNOLOGY

Heraklith

Insulating, the remit of Heraklith AG, is one of the leading suppliers of insulating materials to the construction sector in Europe. Its most important products aimed at markets in Central and Eastern Europe are solutions made of stone-wool and wood-wool building boards. The new Heradesign brand stands for room and ceiling solutions requiring high design standards.

Heraklith. Heradesign. Heraflax. Heralan. TERVOL NOBASIL

RHI

Board Members

Board of Management

Dr. Helmut Draxler
Chief Executive Officer

Dr. Andreas Meier
Deputy Chief Executive Officer;
Refractories Division

Dr. Eduard Zehetner
Chief Financial Officer;
Insulating Division

Supervisory Board

Michael Gröller
Vienna, Austria
Chairman

Gerd Peskes
Düsseldorf, Germany
Deputy Chairman

Maximilian Ardelt
Munich, Germany

August François von Finck
Vienna, Austria
Member since May 27, 2004

Gerd Klaus Gregor
Berndorf, Austria

Dr. Cornelius Grupp
Lilienfeld, Austria

Stanislaus Prinz zu Sayn-Wittgenstein-Berleburg
Munich, Germany

DDr. Erhard Schaschl
Vienna, Austria

Employee representatives:

Josef Horn
Trieben, Austria

Günther Lippitsch
Villach, Austria
Member since November 17, 2004

Leopold Miedl
Vienna, Austria

Karl Wetzelhütter
Breitenau am Hochlantsch, Austria

Dr. Walter Ressler (until May 27, 2004) and Georg Eder (employee representative, until October 21, 2004) also served on the RHI Supervisory Board during the reporting period.

Foreword by the CEO

Ladies and Gentlemen,
Dear Shareholders,

The RHI Group used the largely positive economic climate in 2004 to achieve further growth. Revenue developed well. Adjusted for the effects of the sale of waterproofing activities in 2003, revenue growth for the group came to 6.9% in 2004. Both the refractories and the insulating divisions have contributed to this. This growth has also enabled us to improve our competitive position in both divisions.

The RHI Refractories group extended its leading world market position in 2004, making a clear impression on the fast growing Asian market, particularly China, extending existing production capacity and opening a new plant.

Although traces of the crisis year of 2001 can still be seen in the balance sheet, when RHI's existence was threatened by asbestos problems in the USA, the figures in this annual report prove that we have successfully managed the turnaround.

Steadily improving all results was our focal point in 2004. The RHI Group managed to increase the profit by more than 28% in comparison to the prior year. The profit attributable to equity holders of RHI AG has doubled in comparison to 2002, rising to € 95 million.

The year 2004 was the most successful year ever in the history of the RHI Group. The EBIT margin went into double figures for the first time, rising to 10.5%.

In the refractories division, the pillar supporting our success and the main source of cash flow, we laid key foundations for the future with a capital expenditure programme geared towards achieving growth and raising value. Even though raw materials prices and the dollar/euro relationship present a considerable challenge, prospects are good, and we are expecting business to continue to develop well.

The management of our insulating group with Heraklith AG at its helm, also scored a crucial success by acquiring 50% of Eurovek in Slovenia, and by contractually fixing a 100%-takeover by 2008 at the latest. The Heraklith Group has thus achieved a strategically strong position on the East European market, which is an excellent launch pad for its expansion into the Russian market.

The Chapter 11 proceedings in the USA of the deconsolidated US refractories affiliates, which have been underway since the end of 2001, are continuing in line with our expectations. Halliburton/DII managed to complete its Chapter 11 proceedings successfully in January 2005. Thus all present and future asbestos and silica-based claims against the former RHI subsidiary Harbison-Walker have been finally transferred with legal security to the DII trust funds. DII has consequently fulfilled its contractual obligations to RHI at January 24, 2005 with a payment of USD 10.0 million.

What we have achieved so far will spur us on to further, dynamic growth in the RHI Group. Our highly motivated team of employees will make sure that we do not lose momentum. We are all agreed that performance and commitment will be the basis for our future success. I would like to take this opportunity on behalf of the Board of Management to thank all our employees for all their hard work over the past year. The Board of Management has the utmost respect for the employees' representatives and wishes to thank them for their dialogue and negotiations, which were always constructive.

The capital market obviously appreciates the path we have embarked on and our strategy, as can be seen from the pleasing development of our share price.

All the best!

Dr. Helmut Draxler

RHI Group

RHI AG, which has its headquarters in Vienna, is one of the largest industry groups in Austria and is listed in the ATX on the Vienna Stock Exchange. Following its successful capital restructuring in 2002, RHI is stepping up its focus on profitable core competencies and attractive growth markets in 2004. RHI will focus primarily on refractories, its core competence, in future. RHI Refractories has a highly attractive international production and sales network, and will build on its already strong market position to boost earnings and cash flow. The insulating division with Heraklith AG at its helm will continue to focus on emerging markets in Central and Eastern Europe.

RHI Group

in € million in accordance with IFRS	**2004**	2003	Change in %
Revenue	**1,297.3**	1,232.6	5.2
EBITDA	**185.9**	174.7	6.4
EBIT	**135.6**	122.0	11.1
Profit after minority interest	**95.0**	72.9	30.3
Earnings per share, undiluted (in €)	**4.63**	3.65	26.8
Employees	**7,807**	7,836	-0.4

Key Facts

Share price back at its level before the 2001 crisis


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Operating group result continues to improve


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EBIT in € million
117.6
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Profit after minority interest has doubled since 2002


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in € million
46.9
72.9
95.0
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2004

Highlights

RHI strategy confirmed in 2004

The successful, sustainable capital restructuring in 2002, the realignment of RHI's portfolio and the successful operating turnaround in the last three years are the foundations for the new RHI. Once again, RHI managed to increase results substantially in 2004, and important strategic milestones were reached in both RHI divisions.

Efforts centred on continuing to develop the core refractories business under the RHI Refractories brand, and on strategically repositioning the insulating division with Heraklith at its helm.

The following highlights characterise RHI's development in 2004:
>> Extension of technology leadership and RHI Refractories' position as world market leader
>> Profitable revenue growth for refractories at almost 7% worldwide and a constantly high EBIT margin of 11.2%.
>> Opening of a second refractories works in Dalian, China, with a capacity of 40,000 tonnes in the first phase
>> Profitable growth at Heraklith particularly in Eastern Europe with an EBIT improvement of over 40%
>> Key strategic acquisition of the stone-wool specialists Eurovek and Termo in Slovenia
>> RHI profit after minority interest rises almost 30% year-on-year
>> EBIT margin for the Group in double figures for the first time at 10.5%
>> Significant progress on the restructuring targets set in 2002
>> Share price in 2004 up a further 43% from € 15.55 to € 22.30
>> RHI share therefore at its level prior to the 2001 crisis.

Capital restructuring successful

The long-term elements of the capital restructuring agreed with banks and shareholders in 2002 proved to be a solid basis for RHI's financial and strategic development in 2004. They remain the basis for
>> the RHI Group's liquidity, contractually secured long-term
>> RHI's focus on cash flow to repay debt quickly
>> the accumulation of equity to restore a sustainable capital structure in the long term.

It is both significant and particularly visible in 2004 that RHI and its banking consortium are in full agreement that both RHI divisions should consistently use opportunities for growth by investment and acquisition. In 2004, RHI invested more than € 95 million on property, plant and equipment and financial assets, once again capitalising on key growth opportunities.

In 2004, RHI met all its contractual obligations to banks and to the holders of subordinated convertible bonds.
The debt repayments made to banks since the beginning of the restructuring and at June 30, 2005 from free cash flow for 2004 exceed contractual obligations overall. RHI is approximately one year ahead of repayment schedules, two, in fact, if negotiated leeway is taken into consideration.

The subscribers to the convertible bonds issued by RHI in 2002 will again be paid the 6% interest coupon on June 30, 2005. Moreover, the value of the bonds has tripled since their issue, parallel to RHI's share price.

Investments secure future success

The opening of the second Chinese refractories works in Dalian in November 2004 clearly illustrates that RHI is continuing to develop the group successfully, both strategically and operatively. Over € 65 million was invested in 2004 in the core refractories business alone, to extend the division's leading market position and to capitalise on promising opportunities for growth, particularly in Asia, Eastern Europe and South America. China accounted for more than € 30 million of capital commitments in the last two years, to make the most of the opportunities for profitable growth in the country itself and in Asia as a whole. Capital expenditure on research & development and on the modernisation of RHI Refractories' 27 works worldwide was increased again to extend the group's leading technology position.

Restructuring measures were completed successfully in the insulating division, with the Heraklith works in Germany and Austria being completely restructured and adjusted to market conditions. Costs and profitability in West European core markets improved substantially. The division is now focusing on strategic expansion into profitable growth markets for insulating materials, particularly in Eastern Europe. Heraklith made an important step to extending its leading market position in Central and Eastern Europe with its acquisition of the Slovenian stone-wool specialist Eurovek in December 2004, and in doing so it also achieved a key milestone in its expansion into Russia.

RHI's strategy to develop Heraklith strategically outside the RHI Group in the medium term remains unchanged.

Results

Results improve further in 2004

RHI's consolidated revenue rose 5.2% in 2004 to € 1,297.3 million (prior year: € 1,232.6 million). Adjusted for the effects of the sale of waterproofing activities in 2003, the increase would have been 6.9%. Both RHI divisions increased revenue substantially in 2004.

The core refractories business generated revenue of € 1,102.6 million (prior year: € 1,033.6 million) in 2004, a rise of 6.7%. Adjusted for translation differences, RHI Refractories revenue would have risen 8.6%. Revenue generated by RHI's second division, insulating, with Heraklith at its helm, was up 8.7% to € 181.5 million (prior year: € 166.9 million).

EBITDA in the RHI Group amounted to € 185.9 million in 2004 (prior year: € 174.7 million). EBIT improved for the third year running, amounting to € 135.6 million (prior year: € 122.0 million). RHI's EBIT margin went into double figures for the first time at 10.5% (prior year: 9.9%).

Refractories boosted EBIT by 6.3% to € 123.2 million (prior year: € 115.9 million), defending its EBIT margin of 11.2%, which is good in relation to refractories competitors worldwide, in spite of the renewed weakness of the US dollar and the rise in raw material, freight and energy costs.

Insulating improved EBIT again significantly by 42.3% to € 10.1 million (prior year: € 7.1 million). The increase in the EBIT margin to 5.5% (prior year: 4.3%) is mainly attributable to cost cuts achieved through restructuring in Germany and Austria, now complete, and to profitable growth in Eastern Europe.

The EBIT contribution of overhead/other was positive at € 2.3 million (prior year: € -1.0 million). The costs incurred by the group's head office were offset in 2004 by earnings realised through the payment of USD 10 million effected in January 2005 by DII. Details on this payment can be found in the section "US Chapter 11 Proceedings."

RHI's financial result amounted to € -35.0 million (prior year: € -30.2 million) in 2004, down year-on-year due to a contribution to results from sales of investments held in Germany in 2003. The operating interest result contained in this financial result was, at € -18.3 million (prior year: € -23.3 million), substantially up year-on-year due to a drop in interest obligations as a result of the conversions already made of tranche B of RHI's convertible bonds. The interest on personnel provisions also included in the financial result remained almost unchanged at € -17.2 million (prior year: € -17.3 million).

RHI Group: Revenue

in € million	2004	2003	Change in %
Refractories	**1,102.6**	1,033.6	6.7
Insulating	**181.5**	166.9	8.7
Consolidation / Other	**13.2**	32.1	-58.9
RHI Group	**1,297.3**	1,232.6	5.2

RHI Group: EBIT

in € million	2004	2003	Change in %
Refractories	**123.2**	115.9	6.3
Insulating	**10.1**	7.1	42.3
Overhead / Other	**2.3**	-1.0	n.a.
RHI Group	**135.6**	122.0	11.1

Profit up 30% in 2004

Profit before income taxes amounted to € 106.0 million in 2004 as a result of good operating results (prior year: € 96.3 million), a rise of 10.1%.

Income taxes were reduced significantly to € -6.3 million (prior year: € -18.8 million). RHI Group profit consequently rose by 28.6% to € 99.7 million (prior year: € 77.5 million). Profit attributable to minority interest amounted to € 4.7 million (prior year: € 4.6 million).

Profit attributable to equity holders of RHI AG totalled € 95.0 million in 2004 (prior year: € 72.9 million). RHI has managed to increase profit for the third consecutive year, and has doubled it since 2002. Undiluted earnings per share amounted to € 4.63 (prior year: € 3.65), diluted earnings per share including all potential shares from the RHI convertible bonds amounted to € 2.58 (prior year: € 2.04).

Equity improved due to the healthy group profit in 2004 and to the conversions of convertible bonds during the year to a value of € 112.2 million and amounted to € -310.5 million at 31.12.2004 (prior year: € -422.7 million). This was a major step towards winning back equity capital in RHI's consolidated balance sheet, bringing the group closer to its goal to have positive equity capital once again by the end of the five-year restructuring plan in 2007. RHI is, however, in no way restricted in its further operative and strategic development of the group by the negative equity still contained in its consolidated balance sheet. Its long-term solvency is still guaranteed by corresponding agreements with banks.

Cash flow from operating activities in 2004 amounted to € 107.5 million (prior year: € 100.2 million). Cash flow from investing activities in the RHI Group amounted to € -82.9 million (prior year: € -26.6 million). The positive effects from the disposal of financial assets affected this cash flow positively in 2003, whereas capital commitments increased significantly in 2004. RHI spent 25% more on property, plant and equipment and intangible assets than in the previous year, investing € -73.4 million in 2004 (prior year: € -58.5 million). In addition, € -24.9 million (prior year: € -1.5 million) was invested in financial assets, particularly in Heraklith's acquisition of Eurovek and Termo.

Free cash flow was used to repay financial liabilities, as planned, which were consequently reduced to € 290.3 million (prior year: € 296.6 million). Including cash and cash equivalents of € 30.7 million (prior year: € 31.1 million), net financial liabilities amounted to € 259.6 million (prior year: € 265.5 million).

RHI Consolidated Income Statement

in € million	2004	2003	Change in %
Revenue	**1,297.3**	1,232.6	5.2
EBITDA	**185.9**	174.7	6.4
EBIT	**135.6**	122.0	11.1
Financial result	**-35.0**	-30.2	-15.9
Result from associates	**5.4**	4.5	20.0
Profit before income taxes	**106.0**	96.3	10.1
Income taxes	**-6.3**	-18.8	66.5
Profit for the year	**99.7**	77.5	28.6
Profit attributable to minority interest	**-4.7**	-4.6	-2.2
Profit attributable to equity holders of RHI AG	**95.0**	72.9	30.3
Undiluted earnings per share (in €)	**4.63**	3.65	26.8
Diluted earnings per share (in €)	**2.58**	2.04	26.5

RHI Consolidated Cash Flow and Financial Liabilities

in € million	2004	2003	*Change in %*
Cash flow from operating activities	**107.5**	100.2	7.3
Cash flow from investing activities	**-82.9**	-26.6	-211.7
Free cash flow	**24.6**	73.6	-66.6
Cash flow from financing activities	**-26.0**	-86.6	-70.0
Change in cash and cash equivalents	**-1.4**	-13.0	-89.2
Financial liabilities gross	**290.3**	296.6	-2.1
Financial liabilities net (including cash/cash equivalents)	**259.6**	265.5	-2.2

Outlook

Refractories

Economic forecasts at the beginning of 2005 point to a very inhomogeneous development, as in the previous year. Whereas sustainable growth in Western Europe can hardly be expected, growth in the US is expected to be strong, by contrast. Eastern Europe and Russia, in particular, as well as a few countries in Central and South America are likely to benefit from the positive trends in 2004. Growth in Asia in 2005 is, once again, going to be the decisive factor for the world economy overall, and particularly for exporting economies and industries. The vast majority of forecasts are predicting growth rates in the high single figures, especially for China and India, which is likely to boost growth in investment and output in these countries. One crucial and potentially limiting factor affecting prospects in Asia, however, will be the commercial availability of raw materials and energy.

The uninterrupted growth dynamics in key Asian markets will continue to be a decisive factor determining demand and capacity utilisation for key basic commodity industries in 2005. In this environment, the very high capacity utilisation in the steel and non-ferrous metals industries will remain constant at the very least. The relative shortage of key resources resulted in a further, significant rise in raw material costs at the beginning of 2005, and the steel industry consequently announced further price increases. Nevertheless, some analysts are predicting that the very high demand from Asia will already have levelled off by the end of 2005, or in 2006 at the latest. Steel prices for various grades had already fallen on the spot market by the end of the first quarter of 2005 and indicate a volatile price trend in 2005.

RHI Refractories will continue to strengthen its presence in Asia by extending its own capacities, without, however, becoming overly dependent on market developments in China. All available growth options, i.e. extending RHI's own capacities, setting up joint ventures or taking over strong local specialists are under constant examination. In Europe, RHI will extend its service business for refractory linings. RHI will continue to develop existing key account concepts for global players in all RHI's customer industries, and will strengthen its position as a top-of-the-range generalist supplier of products, know-how and services.

Business developments and incoming orders are satisfactory at the beginning of the financial year 2005, RHI Refractories expects the business climate for its customers to be comparable to the prior year, and business to continue to develop well in this environment. The continuing rise in raw materials prices and freight costs has somewhat dampened this optimistic outlook, however, and will mean further price increases in 2005, if we are to maintain the quality of operating results.

Insulating

According to economic forecasts for the insulating division, economies are once again likely to develop inhomogeneously in 2005. In the core markets in Western Europe, particularly in Germany and Austria, sustainable growth still cannot be expected. Investments in building construction will remain at a low level, which will mean that growth in the insulating materials industry will be correspondingly low or wholly absent. Important, new export markets for Heraklith and Eastern Europe, in particular, will be able to capitalise on the positive trends of prior years. The demand for high-grade insulating materials is continuing to rise significantly in Eastern Europe, particularly in Russia, thanks to a strong construction sector and a rise in energy prices.

Business development and incoming orders are satisfactory at the beginning of the financial year 2005, although the construction industry has been adversely affected by the long, hard winter and the heavy snow. The business climate will be comparable to 2004 in Western Europe in Heraklith's view, whereas in Eastern Europe and Russia, markets are expected to develop well. Within this environment Heraklith is again expecting strong business development.

Group

Forecasts for the RHI Group results in 2005 are positive overall, provided the world economy is not subjected to renewed recessionary or exchange rate pressures.

RHI will continue to fulfill its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

US Chapter 11 Proceedings

Positive progress made

The Chapter 11 proceedings of the US refractories firms NARCO, Harbison-Walker, AP Green and GIT, which were deconsolidated at the end of 2001, are ongoing. These firms are no longer considered subsidiaries of RHI, as RHI AG no longer exercises control over them due to the Chapter 11 proceedings initiated by US companies at the beginning of 2002.

RHI and several RHI affiliates entered into settlement agreements on April 9, 2004 with the previous US owners, Honeywell and Halliburton/DII, and with the companies that are operating under Chapter 11 of the US Bankruptcy Code themselves in order to finally clarify unresolved issues, earlier contractual agreements and legal disputes relating to the acquisition of GIT in 1999 and the ongoing Chapter 11 proceedings.

RHI and DII had agreed to settle their legal disputes about an agreement made in the year 2002 regarding further payments in the context of the Chapter 11 proceedings of Harbison-Walker. In December 2003, DII initiated voluntary Chapter 11 proceedings in accordance with the US Bankruptcy Code and presented a reorganisation plan, which, among other issues, provided for the establishment of trust funds for asbestos and silica-based claims against Harbison-Walker and permanent channelling injunctions in accordance with Sections 524(g) and 105 of the US Bankruptcy Code with respect to such claims. Based on the settlement of April 9, 2004, RHI AG and its affiliates became the beneficiaries of the channelling injunctions provided for in the DII reorganisation plan. In addition, DII agreed to pay USD 10.0 million to RHI.

In January 2005, DII successfully completed Chapter 11 proceedings. Thus all present and future asbestos and silica-based claims against the former RHI subsidiary Harbison-Walker have been finally transferred with legal security to the DII trust funds. DII has consequently fulfilled its contractual obligations to RHI at January 24, 2005 with a payment of USD 10.0 million. A substantial part of the asbestos and silica-based claims against former RHI affiliates in the USA have therefore been finally settled.

Further procedures temporarily delayed

The agreements reached in April 2004 with the various US companies operating under Chapter 11 settle all mutual pre-petition claims and claims against third parties, including those arising from receivables, payables, bank guarantees, liabilities and tax issues arising from the US debtors' affiliation with RHI at the beginning of Chapter 11 proceedings. As soon as the settlement agreements are approved by the court in Pittsburgh, the reorganisation plans of the US companies that were presented in July 2003 will be amended to make RHI AG and its affiliates the beneficiaries of the channelling injunctions of the reorganisation plans.

The agreements regulate the treatment of bank guarantees and liabilities as well as RHI's relinquishment of pre-petition operating receivables from the US debtor companies and the relinquishment of all its shares held in the US debtor companies in the course of the completion of Chapter 11 proceedings. As RHI wrote down all its related accounts receivable and the carrying values of related investments in its 2001 financial statements, these agreements will not adversely affect RHI's results.

A condition to the settlement agreement is a USD 60 million payment by Honeywell to RHI Refractories Holding under a prior contract related to NARCO's Chapter 11 filing. If the court gives its approval, RHI and its companies will receive protection with respect to all asbestos claims against Chapter 11 companies in the USA after completion of DII proceedings. The implementation of all settlement agreements can, however, not be effected until the court in Pittsburgh gives its approval to the settlement agreements and to the debtors' reorganisation plans within the Chapter 11 proceedings.

The US senate has been debating the FAIR Act (Fair Asbestos Injuries Resolution Act) since Autumn 2004, which requires the mandatory legal treatment of all present and future asbestos claims in the USA. This has delayed Chapter 11 proceedings as the various parties concerned are obviously waiting for the results of the debate. The FAIR Act would set up a trust fund amounting to USD 150 billion, which would be used to compensate all asbestos related plaintiffs.

The potential positive impact on the ongoing Chapter 11 proceedings and the length of further proceedings is not yet certain.

Employees

One of the pillars of the RHI Group is its multicultural network of experts and managers, providing the best solutions for customers and ensuring RHI's business success. The annual average headcount in RHI's fully consolidated companies in 2004 was 7,807 (previous year: 7,836) broken down by region as follows: 11% in Eastern Europe, 7% in Asia/Pacific, 7% in Central and South America, 6% in North America and 4% in Africa. 65% of the group's employees are based in Western Europe. At the end of 2004, 2,279 employees worked at the group's locations in Austria.

Employee stock ownership plan

The employee stock ownership plan "4 plus 1" continued in 2004.

This plan grants employees the option to receive bonus stock worth € 730 in total against RHI stock they have purchased to a total value of € 2,920 per annum. At year-end 2004, 1,277 (previous year: 1,360) or 56% (previous year: 60%) of Austrian employees had received RHI stock, illustrating our staff's continuing trust in RHI and its share price development.

Convertible bond-option programme

Management incentives have an important role to play in the race to attract managers with strong social and technical skills, who are willing to take on responsibility in line with the objectives of the RHI Group.

RHI therefore adopted a convertible bond-option programme in 2002 for the period 2003 to 2005. The programme aims to grant convertible bond options to board members and managers to promote company loyalty and strengthen staff commitment in the interests of raising shareholder value. The notes to this annual report contain details of this option programme.

Excerpt from RHI AG's corporate policy

>> We expect and promote performance and commitment. These are fundamental elements of our human resources policy.

>> We view the protection of staff and the environment as a key corporate duty and as part of our corporate social responsibility towards our staff, our neighbours, our customers and our investors.

>> Responsible behaviour towards our staff is therefore paramount to us, and we in turn encourage our staff to take responsibility for their own actions.

>> We motivate our staff by providing information and training on issues of safety, health, quality and environmental awareness.

RHI key personnel figures

	2004	2003	Change in %
Revenue in € million	**1,297.3**	1,232.6	5.2
Staff costs in € million	**329.2**	319.2	3.1
Average annual number of employees	**7,807**	7,836	-0.4
Number of employees at 31.12.	**7,774**	7,637	1.8
Staff costs in % of sales revenue	**25.4**	25.9	-1.9
Staff costs per employee in € 1,000	**42.2**	40.7	3.7

Breakdown of RHI employees by region


65 % Western Europe
11 % Eastern Europe
7 % Central/South America
7 % Asia/Pacific
6 % North America
4 % Africa

RHI Share

RHI AG has been listed on Vienna Stock Exchange since 1987, and has been a member of the Austrian Traded Index, ATX, since 1991. As a member of the ATX, RHI is also a member of the PRIME MARKET of Vienna Stock Exchange, which, since the beginning of 2002, has included companies that have committed themselves to compliance with strict criteria governing transparency, quality and disclosure.

This, together with RHI's commitment in 2003 to uphold the Austrian Corporate Governance Code, ensures that internationally recognised financial market criteria can be fully met in the interests of investors and the capital market.

Investor Relations

The level of interest shown by national and international institutional investors increased significantly in 2004. The number of international roadshows, which RHI staged in co-operation with Vienna Stock Exchange, Austrian banks and with other organisations has increased significantly. Investor conferences were held in New York, London, Edinburgh, Paris, Brussels, Zurich, Geneva, Frankfurt am Main, and at various locations in Austria, and discussions were held with over 100 institutional investors. The positive echo from these conferences was reflected in a significant rise in the liquidity of the RHI share. Stock exchange turnover rose by around 75% to 22.6 million shares and the market value almost trebled to € 419 million, which was also due to the positive share price development.

Share price

After a decline in the share price in 2001 following RHI's financial crisis, the RHI share hit a low of € 4.35 in January 2002. Following a successful restructuring of capital and a clear turnaround in 2002, the RHI share recovered to € 7.35, and consequently doubled to reach € 15.10 by the end of 2003.

RHI's share price recovered further in 2004 thanks to the clear strategic direction of the RHI Group and the good operating results of its core refractories business, successful restructuring at Heraklith, a positive outlook concerning future company development and transparent financial communications. The share closed at € 22.30 at December 30, 2004, up nearly 50% on the prior year.

At the beginning of 2005, the RHI share price rose to the level it had reached before the crisis in 2001, a clear sign of the renewed confidence capital markets and shareholders have in RHI's strategy. This is illustrated by an increase in the number of institutional funds and investors with medium to long-term interests entering into discussions with RHI following the success of RHI's capital and portfolio restructuring.

Various assessments by analysts have indicated that the share price is still attractive.

RHI share price 04/2001–03/2005


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Aug 03
Oct 03
Dec 03
Feb 04
Apr 04
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Aug 04
Oct 04
Dec 04
Feb 05

RHI convertible bonds

At the extraordinary general meeting on February 15, 2002, RHI AG's Board of Management gained approval for capital increases as part of the capital restructuring programme to secure its capital structure long-term, enabling it to issue two subordinated convertible bonds of tranche A and B.

In April 2002, RHI AG's Board of Management decided to use this authorisation to issue tranche A with a total nominal value of € 72.36 million, maturity up to and including December 31, 2009. Conversion will not be possible until January 1, 2007.

This tranche was reserved for banks; shareholders had no subscription rights.

Furthermore, tranche B was issued with an identical nominal value of € 72.36 million, split into 1,809 part convertible bonds with a nominal value of € 40,000, also maturing on December 31, 2009. Tranche B could not be converted until January 1, 2003, and at quarterly intervals thereafter.

At April 1, 2005, 555 of the 1,809 convertible bonds of tranche B had been converted into 3,052,500 new RHI shares.

The current number of RHI shares is 22,972,539 at April 1, 2005. The complete conversion of all bonds would result in 39.84 million voting no-par common RHI AG stock by the end of 2009 at the latest. The new shares are eligible for dividends from the beginning of the business year in which the conversion is declared. No dividend will be proposed at the annual general meeting on May 19, 2005 as the RHI Group's equity capital is still negative.

Shareholder structure



- > 85% free float
- < 10% August François von Finck, Switzerland
- > 5% Dr. Wilhelm Winterstein, Germany

RHI Share: Key figures

in €	2004	2003	Change in %
Share price at year-end [1]	**22.30**	15.10	47.7
High [1]	**22.94**	15.50	48.0
Low [1]	**15.55**	7.44	109.0
Average [1]	**18.28**	10.93	67.2
Number of shares (in million units)	**21.86**	20.00	9.3
Stock exchange turnover (in million units)	**22.57**	12.92	74.7
Stock exchange turnover (in € million)	**419**	144	191.0
Market capitalisation (€ million) [2]	**488**	302	61.6

1) Closing price at Vienna Stock Exchange
2) at year-end

ISIN

RHI Share:
AT0000676903
Convertible bond tranche A:
AT0000443049
Convertible bond tranche B:
AT0000443056

Information on RHI

The investor relations department of RHI AG is available to answer queries from all shareholders and capital market participants relating to the share and the company. The most important information and financial reports are also available on the Internet at www.rhi-ag.com.

Shareholder hotline: +43/1/50213-6123
Shareholder fax: +43/1/50213-6130
e-mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

Reuters: RHIV.VI
Bloomberg: RHI

Capital market key dates 2005

April 21, 2005 Result 2004
May 04, 2005 1st quarter result 2005
May 19, 2005 Annual General Meeting
July 28, 2005 Half-year result 2005
October 27, 2005 3rd quarter result 2005

Corporate Governance

Since October 1, 2002, the Austrian Code of Corporate Governance has given Austrian companies a framework for the management and supervision of a company. This Code includes internationally recognised standards of good corporate governance as well as incorporating the main provisions of Austrian stock corporation law.

The Code advocates a system of management and supervision of companies and groups aimed at achieving accountability and creating long-term, sustainable value. This is intended to provide a company's stakeholders with a high degree of transparency and to serve as an important guide for international investors.

The Code is based on Austrian stock corporation law, stock exchange and capital market regulations, and its principles follow the OECD's Corporate Governance guidelines.

RHI supports the code's objectives to strengthen the confidence of domestic and foreign investors in the Austrian capital market by providing more transparency and uniform standards.

In addition, RHI advocates the statutory provisions to prevent insider trading and has applied these provisions since April 1, 2002 when the Securities Issuer Compliance Regulation to support § 82 (5a) of the Stock Exchange Act was implemented.

RHI's Boards meet regularly to discuss the requirements of the Corporate Governance Code in detail, and the code's regulations and recommendations are met to a very great extent by the company. At the company's Annual General Meeting on May 26, 2003, RHI's Board of Management published its first annual declaration of compliance including deviations as required by Figure 58 of the Code.

Report of RHI AG on Austrian Code of Corporate Governance of February 22, 2005

RHI respects the Austrian Code of Corporate Governance and undertakes to comply with the provisions documented therein. The Code comprises the following rule categories:

1. Legal Requirement (L):
This rule refers to mandatory legal requirements.

2. Comply or Explain (C):
This rule is to be followed; any deviation must be explained and the reasons stated in order to be in compliance with the Code.

3. Recommendation (R):
The nature of this rule is a recommendation; non-compliance with this rule requires neither disclosure nor explanation.

RHI AG already complies with the vast majority of the rules and recommendations contained in the Code as a member of the ATX and the Prime Market of Vienna Stock Exchange and has practised accountable corporate governance for a long time.

RHI deviates from the recommendations of the Code of Corporate Governance in the following points:

Figure 3 Corporate Governance Code (Recommendation):
Wording of the Code: In the interests of treating all shareholders equally, the articles of incorporation of a company shall contain a clause excluding the applicability of the maximum permissible reduction of 15% on the purchase price in the case of mandatory bids, which is allowed under the Takeover Act.
RHI's comment: The General Meeting is entitled to suspend this regulation.

Figure 31 Corporate Governance Code (Recommendation):
Wording of the Code: The compensation of the Management Board is to be reported separately.
RHI's comment: The decision to publish personal remuneration lies with each invidual member of the Board of Management; remuneration is therefore not published in the annual report.

Figure 42 Corporate Governance Code (Comply or Explain):
Wording of the Code: The Supervisory Board shall set up a strategy committee. Where supervisory boards have fewer than six members (including employees' representatives), this function may be assumed jointly by all members. A strategy committee shall prepare decisions of fundamental significance in cooperation with the Management Board, and if necessary also consult with

experts, and shall present these decisions to the entire Supervisory Board.
RHI's comment: At least once a year, the entire Supervisory Board meets exclusively to discuss corporate strategy (strategy workshop).

Figure 43 Corporate Governance Code (Comply or Explain):
Wording of the Code: The Supervisory Board shall set up a human resource committee and the chairperson of this committee shall always be the chairperson of the Supervisory Board. Where supervisory boards have fewer than six members (including employees' representatives) this function may be assumed jointly by all members. The human resources committee may be identical with the strategy committee.

The human resources committee shall deal with human resources issues of the management board members and also with successor planning. The human resources committee shall decide on the content of employment contracts with management board and on their compensation[1]. Moreover, the human resources committee shall be responsible for reaching decisions on any sideline business of management board members.

[1] Participation of employee representatives in decision-making applies to all supervisory board committees; a committee without employee representatives can only be set up for for matters relating to employment contracts.

RHI's comment: The duties listed in this provision are exercised by the Presidium of the Supervisory Board.

RHI AG
The Board of Management

The full version of the Austrian Code of Corporate Governance is available in English and German in the Internet at www.corporate-governance.at

RHI Refractories

The refractories division, which operates globally under the RHI Refractories brand, is the market and technology leader with an optimised worldwide production and sales network. Business partners in over 180 countries from the iron & steel, cement, lime, non-ferrous metals, glass, environment, energy, and chemicals industries trust in RHI's many years of experience and expertise in the high temperature segment. RHI Refractories has extremely well established brands, products and system solutions worldwide and is the core business of the RHI Group.

Refractories division

in € million according to IFRS	**2004**	2003	Change in %
Revenue	**1,102.6**	1,033.6	6.7
EBITDA	**164.3**	159.0	3.3
EBIT	**123.2**	115.9	6.3
Employees	**5,936**	5,764	3.0



VEITSCHER RADEX DIDIER REFEL Dolomite Franchi INTERSTOP


Hochfilzen/A
Radenthein/A
Breitenau/A
Veitsch/A
Trieben/A
Duisburg/D
Niederdollendorf/D
Mainzlar/D
Marktredwitz/D
Urmitz/D
Aken/D
Clydebank/GB
Evergem/B
Soufflenheim/F
Lugones/E
San Vito/I
Marone/I
Eskisehir/TR
Tugela/ZA
Bécancour/CDN
Burlington/CDN
Tlalnepantla/MEX
Ramos Arizpe/MEX
Lota/RCH
Santiago/RCH
Bayuquan/CN
Dalian/CN

1 RH-plant for circulating degassing in the steel industry (steel treatment)
2 Combustion area of an annular shaft kiln for producing lime
3 Regenerator (heat exchanger) of a glass melting tank
4 Kivcet kiln for the production of lead and zinc
5 Secondary reformer in synthesis gas process (production of nitrogen from natural gas)
● Production sites

Market Environment

Asia – the engine of the world's economy

The worldwide economic climate for the refractories industry in 2004 has improved substantially on 2003. Almost all the industries and markets which are supplied by RHI Refractories profited from strong growth in Asia, particularly the key markets of China and India. Persistently high demand in these countries for raw materials, energy, freight capacity, steel and other key raw materials required to establish infrastructure and industry was a key influencing factor once again for many sectors worldwide in 2004.

The Asian growth engine also gave crucial momentum for growth in other regions in 2004; many export-based industries managed to improve capacity utilisation substantially thanks to the demand pull from Asia. The US economy grew approx. +4.4%, Japan +2.6%, the euro zone +1.8%. GDP growth in China (+8%), India (+7%) and Russia (+7%) clearly outstripped growth in the industrialised nations, Latin America (+4%) was slightly above the world average.

High demand from Asia triggered cost increases and price hikes in 2004, both for many basic commodities and for freight. The euro's 10% appreciation against the US dollar was another key factor affecting the commercial performance of many RHI customers.

RHI Refractories: Revenue by region



- 42 % Western Europe
- 14 % Asia/Pacific
- 13 % North America
- 11 % Central/South America
- 10 % Africa, Near/Middle East
- 10 % Eastern Europe

RHI Refractories: Revenue by business unit



- 41 % Steel Europe*
- 8 % Steel Central/South America
- 7 % Steel Asia/Pacific
- 7 % Steel Canada/USA
- 13 % Cement & Lime
- 9 % Glass
- 8 % Non-ferrous metals
- 4 % Environment, energy, chemicals
- 3 % Raw materials

** including Eastern Europe, Africa, Near/Middle East*

Steel production tops 1 billion tonnes

The refractories industry, which is inherently linked to RHI's business development, was significantly affected by developments in the steel industry. Crude steel output exceeded 1 billion tonnes (+9%) for the first time, due to demand from Asia, accounting for 499 million tonnes (+13%). 273 million tonnes (+23%) were produced in China, 113 million tonnes (+2%) in Japan, 99 million tonnes (+5%) in the USA, 64 million tonnes (+3%) in Russia and 46 million tonnes (+4%) in Germany. Capacity utilisation in the steel industry – the most important customer for refractories – rose to 90%. International steel groups supplied worldwide by RHI through key account concepts continued to consolidate their industry in 2004.

Due to its worldwide presence, RHI Refractories profited in 2004 from the growth in the steel industry, sales volume rose by 12%. Sales to the non-ferrous metals, lime, cement, glass, environment, energy and chemicals industries also benefited from the economic upturn, with deliveries to these sectors up 7%. RHI Refractories managed to increased its sales over and above the rise in output generated by its customers in 2004, winning market share, particularly in Asia, Russia and North America, despite the continuing weakness of the dollar.

RHI Refractories revenue by region is broken down as follows in 2004 (prior year): Western Europe 42% (43%), Asia/Pacific 14% (12%), North America 13% (14%), Central and South America 11% (11%) Africa, Near and Middle East 10% (10%) and Eastern Europe 10% (10%). 63% (62%) of revenue was accounted for by steel, 37% (38%) by other customer industries.

Highlights

Optimisation of capacities worldwide

In 2004, RHI Refractories pushed on with major extensions and modernisations of its production sites, constantly gearing its worldwide capacities to regional and structural changes and to the needs of major customer industries. Extending capacities in China was the main focus of our attention in 2004, in view of the sharp rise in demand for high-grade material. In addition, the following major improvements were made worldwide:

>> Extension of a further platform at Millstätter Alpe mine (A) to secure the supply of raw magnesite in the long term.
>> Commencement of a new mining process at Breitenau mine (A) to reduce the cost of extracting raw magnesite.
>> Rationalisation in Aken (D), Mainzlar (D), Marktredwitz (D), Lugones (E) and Becancour (CDN).
>> Investments to extend Niederdollendorf (D) and San Vito (I) to include products for the glass industry.
>> Completion of a structural project in Ramos Arizpe (Mex) with additional capacities for North and Central America.
>> Extension of capacity in Bayuquan (CN) to 75,000 tonnes.
>> Second plant in Dalian, China has been in operation since November with an initial capacity of 40,000 tonnes.

Strengthening our presence in Asia

Since the opening of its new production plant in Dalian (CN) with a capacity of 40,000 tonnes of burnt basic bricks, RHI Refractories now has 27 structurally very well established refractories plants in Europe, Canada, Mexico, Chile, South Africa and China, each individually geared to certain technologies, customer industries and regions.

In the meantime, a decision was taken to extend Chinese capacities to over 100,000 tonnes in Bayuquan and to another 100,000 tonnes in Dalian in two phases. This means that more than 10% of RHI's worldwide output will come from China by the end of 2005.

These works are supplying an increasing number of steel, cement, glass and non-ferrous metals customers in China, with more targeting of the local market in 2004. Due to the market environment for the refractories and steel industries in China, which have so far undergone little consolidation and are fiercely competitive, we expect less than 50% of RHI products from China to be sold domestically in 2005. RHI Refractories exports from China to major Asian emerging markets such as India, Thailand, Malaysia, Korea and Vietnam.

RHI Refractories technology, good factors of production due to the proximity to magnesite deposits in China, and the market environment in Asia have made the region attractive for RHI. As Asia already accounts for 50% of crude steel and a large share of other basic commodities such as cement, with its share rising, RHI's strategy focuses on continuing the expansion of its production and market presence in Asia, especially in China and India.

Securing a raw materials base remains a crucial element in RHI's further expansion. RHI's strategy aims to maintain its current level of 50% of raw materials self-produced worldwide.

Objective: technology and market leader

RHI Refractories' strategy is to further extend its position as worldwide technology and market leader in the refractories industry. In doing so, priority is given to providing high quality solutions that are commercially viable both for RHI and for its customers. Over 180 specialists in R&D, patents and licences, techniques, logistics, quality management and technical procurement work on these challenges at RHI's technology centre in Leoben (Austria) together with the relevant business units across the globe.

Deriving competitive advantage for RHI and its customers remains the primary objective. RHI has additionally benefited from the inevitable consolidation affecting almost all refractories customers, particularly the steel, cement and glass industries. RHI's worldwide network of production, sales and service centres enables it to provide the best possible response to customer needs all over the world. This network gives RHI crucial competitive advantage, enabling it to serve international groups in the steel and cement industry with key account concepts.

Uninterrupted growth in Asia in 2004 resulted in significant cost increases on global raw material, transport and energy markets. RHI and many competitors were forced to respond with price increases, and this trend will continue into 2005. Developing new, regionally differentiated raw material concepts whilst continuing to provide customers with the top level of quality they associate with the RHI Refractories brand all over the world is one of the challenges now facing RHI.

Business Units



Steel & Flow Control

Capacity utilisation in the steel industry was very good in **Europe** over the past year, due to the persistently high demand from Asia, especially from China, from which producers in Western and Eastern Europe derived equal benefit. Steel prices were raised substantially several times thanks to strong demand and to an increase in the cost of raw materials. RHI Refractories managed to raise sales volume, revenue and contributions to profit once again, thanks to the buoyant steel industry.
Higher raw material costs rendered price increases inevitable. These price increases were largely accepted by the market, despite the more intense competition in 2004. RHI Refractories offers technically and commercially attractive package solutions including additional services and crucial key account concepts for an increasingly consolidated steel industry. This unique selling proposition enabled RHI to extend its leading market position in Europe.

The fortunes of the steel industry in **Central and South America** were boosted by strong demand domestically and from China. The region's political and economic stability and the credit-worthiness of its steel customers have recovered. The tense currency situation of the last few years began to settle, improving the environment for RHI and its customers to some extent.

RHI managed to boost sales volume substantially in 2004 in this market environment, revenue did not rise proportionately, however, due to currency developments. The segment's contribution to earnings improved as compared to the previous year.

The **Asia/Pacific** region – China and India in particular – was once again the focus of global developments in the steel industry in 2004. Output of crude steel rose by 23% in China. The steel works projects initiated in 2004 (modernisations and new plants) show the potential for high-grade refractory materials in China. RHI extended its market share further in this still somewhat fragmented market, particularly in the high-grade refractories segment. The first customers were supplied by the new plant in Dalian at the end of 2004.
In India, RHI profited from further restructuring and favourable conditions for the steel industry, with RHI sales volume rising by over 40%. RHI also increased market share in other emerging markets in Asia.
All in all, sales volume in the Asia/Pacific region rose by almost one third in 2004, but the corresponding rise in revenue was lower due to the continuing weakness of the US dollar. Earnings were up year-on-year, once again.

The steel market in **Canada/USA** picked up considerably in 2004, with steel output in the USA up 5%. Demand for steel from Asia coupled with a stable domestic market improved the economic climate for the industry. We expect the steel industry in the USA to consolidate further, from which RHI Refractories stands to benefit.

The increase in sales to steel customers exceeded their increase in output in 2004, but revenue did not rise proportionately due to the weak dollar. Contributions to earnings improved slightly on the previous year.



Cement & Lime

The **cement** industry in Western Europe was once again affected by low construction activity, particularly in Germany. Nevertheless, RHI managed to hold its own in this market. Market penetration of the new EU member states developed in line with expectations. Sales volume relating to new plant projects rose in Southern Europe. In Central and South America, on the other hand, only the cement markets in Mexico, Chile and Venezuela were in good shape. RHI has reaffirmed its position in these markets. Asia has increased its cement capacities, China in particular, and RHI has again strengthened its market position here, too. RHI once again increased its volume of business with key account customers from the cement industry, raising both sales volume and revenue in 2004. Contribution to earnings was again satisfactory.

The **lime** industry picked up only slightly in Western Europe, and remained largely unchanged due to consolidation among lime producers in Eastern Europe. Signs of an economic upturn came from Germany, Italy and the United Kingrom at the end of 2004. Many projects, however, were postponed until 2005. Business fared well in Central and South America, especially in the core Mexican market, where RHI strengthened its local market presence. The refractories business for new projects once again developed well in the lime industry in 2004. Sales volume and revenue in the lime sector was slightly up on the previous year in 2004, and contributions to earnings were good, again.



Non-ferrous-metals

The market for **non-ferrous metals** was characterised by high metal prices in 2004. Strong demand from China and the improved economic climate exacerbated the bottleneck for ore products that began to emerge in 2003 due to the lack of investment in previous years. Non-ferrous metal producers capitalised on the very attractive metals prices in 2004 to utilise all their available kiln capacity, and extensive repairs were consequently postponed. Additional delays to new kiln projects were caused by environmental feasibility audits. Consequently, major project business was subdued in 2004.

RHI managed to extend its excellent worldwide position in its regular supply business, winning important new supply contracts. RHI's technology leadership together with the consistently high quality of RHI Refractories are the cornerstones of this success.

Close cooperation with engineering firms continued, the aim being to enable RHI customers to make ongoing improvements to the efficiency of their processes using refractories and engineering know-how, as well as system solutions.

RHI was not able to fully compensate for lost proposals for major project business in the non-ferrous metals segment. Sales volume and revenue therefore fell short of the prior year's figures. Owing to cost reductions, contribution to earnings matched the good figure for the previous year.



Glass

The **glass** industry in 2004 was characterised by sharp growth in output of flat glass for the construction and automotive sector in Asia. RHI supplied the refractory material for many of the new kilns. Capacities were extended by modernisation and new plants in Latin America and Eastern Europe. Production of hollow glass stagnated in Europe and North America, with Asia alone registering slight growth. Production of special glass, significant for RHI due to the increasing demand for high-grade refractories this requires, grew by 4% globally. This was primarily attributable to growth in demand for thin-glass display technology for the manufacture of PC and TV monitors and cellular phones.

Capital expenditure in the glass industry depended to a great extent on global industry players in 2004. The consolidation process continued unabated over the past year. Against this background, RHI managed to improve its market and technology position for refractories specialities, particularly in the special glass segment. The cooperation initiated between RHI and Asahi Glass Ceramics from Japan in 2003 went from strength to strength; RHI succeeded in increasing its sales of fused cast refractory products in Asia. RHI's position in the increasingly important Chinese glass market was boosted by the opening of a second RHI plant in Dalian.

Once again, sales volume and revenue growth was above average in 2004, and contribution to earnings was good.



Environment, energy, chemicals

The global climate for the **environment, energy and chemicals** sectors improved overall in 2004. Special waste incineration is, however, characterised by over-capacities, and this is exacerbated by alternative incineration in steel and cement works. The EU regulation regarding the disposal of urban waste is having a positive effect. Incineration plants are planned in many countries, and RHI has managed to win contracts to equip waste incineration plants in France and Germany, including assembly in addition to the supply of refractories.

The high demand for energy in China resulted in investments in new power plants. RHI won contracts for refractories engineering and material supplies for several projects, including a 300 MW power plant in association with a European plant construction firm.

The chemicals and petrochemicals sectors in the Middle East have experienced an increase in investments in plants producing fertilisers, methanol and synthetic fuels from natural gas. RHI won major projects in Qatar and Iran in 2004, and further investments are planned in Asia, particularly in China. The investment trend in Europe is still subdued, however.

Sales volume and revenue in the environment, energy and chemicals sectors fell short of last year's figures, contribution to earnings was satisfactory.

Research and Development

Commitment & qualifications

The success of research & development at RHI Refractories has for many years been founded on the commitment and qualifications of our employees, top quality management of R&D processes and on our speed-to-market. Once again in 2004, our technology centre in Leoben continued to create innovative products and solutions for our customers' benefit thanks to a concentration of R&D expertise, networking with business unit experts and through cooperation with universities and research laboratories.

Commitment to refractories R&D means constantly looking for new ideas, also in related scientific and technical disciplines, from which fundamentally innovative approaches can be derived. The continuous input for this comes from the coordination of R&D activities with the strategic and operative objectives of RHI Refractories, that keep R&D up-to-date on the latest development trends in customers' production processes, on changes in the global competitive climate and on further developments affecting raw materials, binding agents and additives for refractories. Last but not least, R&D activities are aligned with the objectives of environmental protection and sustainability.

Systematic innovation management has enabled us to continually extend our position as technology leader for refractory materials and solutions. Research & development challenge and enable RHI Refractories to constantly question classic approaches to refractories and its basic technologies.

Technology position strengthened

Developing new refractory products and system solutions requires an in-depth understanding of the physical properties of refractory materials, extensive knowledge of processes and product abrasion, and of the interplay between products and customer processes. Here are some examples:

>> Properties of refractory materials: RHI Refractories attaches great importance to the quality of physical properties and the measuring procedures this requires. These values are the basis for all further simulation calculations. We achieve this aim by developing new, exclusive measuring procedures, supported by the University of Leoben.

>> Refractories simulations based on real situations: customer processes are simulated using wear tests developed in-house, and new products are not released to customers until they have passed field tests. This always gives us a very detailed insight into wear processes, and illustrates the physical behaviour of refractory materials when customer aggregates heat up.

>> Simulation calculations and models: together with the University of Leoben RHI develops calculation models for finite element analysis (FEA), computer-aided fluid dynamics (CFD), thermo-chemical and process simulation, and use them in developing and designing new refractory products at RHI's technology centre.

R&D highlights for RHI customers

>> Magnesite (basic) bricks: customers in the copper industry are using a new product line based on a new raw material mined by RHI. The key benefits for the customer are significantly improved corrosion properties and greater resistance to temperature changes.

>> Slide gate refractories: the use of synthetic raw materials, alternative carbon carriers and an optimised matrix composition accompanied by practical simulations and calculations enables customers to attain maximum durability.

>> Non-basic bricks: a new product line based on mullite and silica-salt impregnation is being used by customers in the cement, non-ferrous metals, environment, energy and chemical industries.

>> Magnesite (basic) mixes: originally developed for steel customers in Asia, these new mixes with added special lime-rich raw materials have been launched successfully in Europe and North America.

>> Non-basic mixes: a new mix with variable working properties is in use in the petrochemicals industry (refineries). This was tested by and supplied to a major customer in North America in record time.

RHI Refractories is dedicated to innovation and to continually improving its customers' production processes.

Sustainability

Corporate social responsibility

All commercial activities are inextricably linked with responsibility, which nowadays is usually termed "corporate social responsibility". Entrepreneurship influences many areas of society, always touching on economical, ecological and personal issues. In addition to considering those who are more or less directly affected by our actions, one has to consider indirect effects, particularly the environmental impact of production and products on the environment and all stakeholders, today and tomorrow.

As this long-term perspective is considered when making decisions today, corporate social responsibility equates with sustainability for us. RHI has always been mindful of its responsibilities, stemming from a century-long tradition and its close links with its local roots at many locations worldwide. For RHI, sustainability means:

>> being commercially successful while acting responsibly
>> making value-based decisions which consider the long-term perspective
>> acting fairly and in partnership
>> being a reliable and credible partner.

Integrated management system

In 2001, RHI implemented an integrated management system (IMS) merging existing quality assurance, environmental protection, safety-at-work and industrial health programmes. IMS is based on the principle and corporate policy that quality, safety-at-work and environmental protection, are all elements influencing the commercial actions of RHI Refractories. The IMS programme has been introduced at all European sites since 2004, and plans are in place to extend it to all our locations. The underlying concept is and remains

>> to simplify all processes to avoid redundancies
>> to create clear structures and accountability in the organisation and its processes
>> to significantly improve legal security
>> to minimise the potential risks to which staff and the environment are exposed.

Quality management

Quality is of prime importance in production, in the provision of services and in all company processes. As the global market leader for high-grade ceramic refractory products, RHI builds on its extensive knowledge of customer requirements, employee expertise and know-how, attention to quality standards and constant innovation through its own R&D activities. Production processes are constantly improved technically, as is the infrastructure in and around quality assurance.

Our plants at Santiago and Lota in Chile, and Bayuquan and Dalian in China joined the group of QLS/CAQ locations networked via the quality assurance system in 2004. The ongoing introduction of state-of-the-art testing methodology was extended to our plants at Dalian in China and Marone in Italy, where X-ray fluorescent analysis technology with an extremely high degree of precision is in use. All RHI Refractories locations worldwide are certified under ISO 9001:2000.

Environmental management

Always striving to minimise the direct and indirect environmental impact of our actions is one of the key objectives of RHI Refractories. Even at the early stages of product development, great attention is paid to the environmental implications of producing and using materials in customer aggregates. In fact, the environmental compatibility and recyclability of products when used by customers is increasingly becoming a competitive criterion.

By implementing certified environmental management systems we managed to improve the environmental compatibility of the raw materials, supplies, energy and transport we use. Our system, which records and evaluates environment-related data including logistics, has already accelerated key environmental improvements.

The increased use of the port of Enns on the River Danube, to name one example, has enabled us to avoid 20,000 shipments by lorry annually, saving 10 million litres of diesel fuel and 47,000 tonnes of CO_2.

In 2004, San Vito and Marone in Italy, and Clydebank in Scotland became the last three European locations to obtain certification under the ISO 14001 environmental norm. Two thirds of RHI Refractories sites and jobs now have this certification, and we have already started the certification process at other locations, including China.

Health and safety at work

Safety technology, protection of health and medicine care at work have top priority within RHI Refractories' Integrated Management System. Our principles are formulated as measurable objectives which must be consistently applied:

>> to improve safety and health at work
>> to increase employee awareness of health and safety issues.

The initiative "acting responsibly" aims to make ongoing changes far exceeding statutory requirements. All our locations worldwide are involved, systematically including local stakeholders such as neighbours, local and municipal authorities, and not least our customers. Specific health and safety objectives are:

>> to reduce accident statistics; the number of industrial accidents at the majority of RHI Refractories works has halved since 1999.
>> to avoid impairment to health; absenteeism due to work-related illness has been falling significantly since 1999.
>> to prevent irreversible damage induced by production or products.

Promoting health concerns and performance while increasing productivity is not a contradiction in terms. We have developed a worldwide health programme that aims to encourage employees to take responsibility for their own health and performance and to make this measurable through appropriate performance standards and quality controls. This sustainable programme is supported by an internal centre of competence at the Radenthein plant in Austria.

Sustainable facts and success stories

Almost 10% of investments worldwide were related to safety at work and environmental protection in 2004:

>> increasing safety at work at the mines in Breitenau and Radenthein (A),
>> reducing noise levels and cleaning the air vents of the kilns at Marone (I),
>> dedusting equipment at Ramos Arizpe and Tlalnepantla (MEX),
>> dedusting, noise reduction, use of waste gas and waste disposal management at the new plant in Dalian (CN).

The possibilities for substituting more benign raw materials and supplies in place of environmentally harmful ones are regularly examined as part of the R&D process for all products and procedures currently in use, and especially for new developments:

>> the use of less harmful binding agents for carbon-bonded shaped products for the steel industry
>> development of chrome-free products for non-ferrous metals, cement and steel.

Continually improving efficiency as far as the utilisation of materials and recycling of all by-products from the extraction of raw materials and from refractories production is our ongoing contribution to environmental sustainability:

>> New geostatic models enable the best possible use of deposits in our own mines.
>> Our internally developed sinter processes enable the complete use or recycling of raw magnesite substances from the mining process.
>> Compound products such as dusts and causter can be used in the chemicals and construction industries.
>> Over the last five years we have managed to halve the volume and cost of ceramic waste through optimisation and recycling.

We have made significant contributions to saving resources by constantly improving the durability of our refractory products and by applying RHI know-how to our customers' processes:

>> The specific use of refractory products has halved in the last 30 years, and this has in turn had a positive impact on the use of raw materials and energy as well as on the potential for waste and harmful substances.
>> Longer refractories durabilities and new products have enabled RHI customers to greatly improve the economy of their processes, thus indirectly reducing energy consumption and harmful emissions.
>> Recycling concepts enable the economically and ecologically sound recycling of by-products from the steel industry.

RHI's own Energy Competence Centre conducts programmes at all plants to increase energy efficiency. The implementation of economical and ecological objectives is constantly monitored. Benchmarked against international producers, we rank very highly in terms of specific energy consumption in RHI production.

Through process optimisation we have succeeded since 1991 in reducing CO_2 emissions in Austrian plants by more than the Kyoto reduction target of –13% while maintaining output levels overall. We have reduced emissions by more than the –5% European target at all European plants.

Results and Outlook

Positive development of business in 2004

In 2004 once again, RHI Refractories boosted worldwide sales volume substantially to 1.66 million tonnes of refractories and raw materials, a rise of 10.5%. All in all, RHI grew faster than the world refractories market overall, gaining market share above all in Asia, Russia and North America. Refractories revenue rose to € 1,102.6 million in 2004 (previous year: € 1,033.6 million) or by 6.7%. The currency effects of a further 10% depreciation of the dollar against the euro are reflected in this result, as approx. one third of RHI Refractories revenue is invoiced worldwide in US dollars or in currencies that are pegged to the dollar. Adjusted for currency differences, comparable revenue has risen 8.6% year-on-year.

The share of revenue generated by the Asia/Pacific region rose by a further 2 percentage points to 14%, which reflects the continuous rise in the production capacities of important RHI customer industries in Asia, and particularly in China. This region is now the second largest market after Western Europe, overtaking North America for the first time in 2004. Achieving growth, but not at the expense of profitability targets, remains the objective of RHI Refractories. For this reason, we only took on business in 2004 that would generate appropriate contributions to profit and where we were able to protect ourselves against customer default by means of insurance, payment guarantees, methods of payment and due to the customer's creditworthiness. Through its strict credit-risk concept, RHI intentionally rejects business with countries or individual customers where the default risk is considered to be too high.

Operating results improve

RHI Refractories improved its EBIT in 2004 by 6.3% to € 123.2 million (prior year: € 115.9 million), the EBIT margin once again reached a good 11.2%.
RHI thus managed to outstrip many competitors on the refractories market in terms of achieving good growth, results targets and operating performance.
RHI also managed to maintain the quality of operating results notwithstanding the adverse effects of the weak US dollar and the rise in costs, particularly of raw materials, freight and energy, and in spite of unrelenting, fierce competition for market share.

Once again, significant contributions to the good operating result were down to active cost management at all mines and production sites worldwide. The commencement of operations at the second plant in China in November 2004 further improved RHI's cost position, the effects of which will not be fully apparent until 2005. The strategically important upstream integration of raw materials, about 50% of which RHI gains from its own highly efficient, high-grade mines, once again contributed to stabilising costs and results. Some prices were increased in 2004 as raw materials became more expensive.

Worldwide competition for customers, market share and growth potential remains strong, as overcapacities in the refractories industry outside Asia remain. RHI was once again successful with its strategy of concentration on technically high-grade market segments in 2004.

Positive outlook

RHI Refractories used 2004 specifically to build on its existing strengths. It has laid the strategic and operative foundations for a future refractories business geared to high earnings and cash flow.

It will strengthen its presence in Asia by extending RHI's own capacities, without, however, becoming overly dependent on market developments in China. All available growth options, i.e. extending RHI's own capacities, setting up joint ventures or taking over strong local specialists are under constant examination. In Europe, we will extend our service business for refractory linings following the complete takeover of the German MARVO Feuerungs- and Industriebau GmbH.

We will continue to develop existing key account concepts for global players in all RHI's customer industries, and will strengthen our position as a top-of-the-range generalist supplier of products, know-how and services.

Business developments and incoming orders are satisfactory at the beginning of the financial year 2005. The business climate for our customers is expected to be comparable to the prior year in our view. RHI Refractories expects business to continue to develop well in this environment. The continuing rise in raw materials prices and freight costs has somewhat dampened this optimistic outlook, however, and will mean further price increases in 2005, if we are to maintain the quality of operating results.

Heraklith

The RHI insulating division with Heraklith AG at its helm is one of the leading suppliers of insulating materials in Europe. The successfully launched Heradesign® brand for room and ceiling solutions based on fine-grained wood-wool shows Heraklith's ongoing innovative capacity. Heraklith continues to focus on profitable market segments and attractive growth markets particularly for stone-wool in Eastern Europe and will be sure to take full advantage of further growth opportunities for the insulating group in the future.

Insulating division

in € million according to IFRS	**2004**	2003	Change in %
Revenue	**181.5**	166.9	8.7
EBITDA	**19.2**	16.1	19.3
EBIT	**10.1**	7.1	42.3
Employees	**1,713**	1,712	0.1




Ferndorf/A
Frankenmarkt/A
Simbach/Inn/D
St. Egidien/D
Bad Berka/D
Dynin/CZ
Prosenice/CZ
Slavetin/CZ
Ritsona Viotias/GR
Zalaegerszeg/H
Novi Marof/HR
Nová Bana/SK
Skofja Loka/SLO

1 Heradesign wood-wool acoustic panels with 4-colour printing process for innovative room solutions
● Production sites

Highlights

Market success in spite of difficult climate

In 2004, developments on markets in Western Europe were once again inhomogeneous. In Germany, mineral wool consumption was again in decline due to a further drop in investments in the construction sector, and sales of insulating materials in Austria stagnated as a result. Due to reductions in capacity and changes in sales concepts, revenue stabilised in Germany. However, competition for market share caused prices to fall in Austria. In other West European countries, the construction industry developed satisfactorily in 2004.

The economy in Central and Eastern Europe, including the new European Union member states, continued to develop positively. Growth rates of between 5% and 10% also had a positive impact on capital expenditure in the construction sector.

Strategic milestone achieved

Since 1997 Heraklith had held a 41.5% share in the Slovenian stone-wool producer Termo d.d. as part of a joint venture with Eurovek d.o.o.. Together, Heraklith and Termo also own 50% of the Croatian company Termika d.d. and the Slovakian company Izomat a.s..

All the aforementioned companies account for a significant proportion of stone-wool production and market share in the fast growing insulating materials markets in Central and Eastern Europe.

In December 2004, Heraklith acquired a 50% share in Eurovek and has entered into an agreement to acquire 100% of shares by 2008 at the latest. Like Heraklith, Eurovek is one of the few specialists worldwide with excellent know-how regarding the establishment and modernisation of stone-wool production plants. Through its acquisition of Eurovek shares, Heraklith has also indirectly acquired shares in Termo, Termika and Izomat.

With this acquisition, Heraklith has taken an important step in strengthening its leading position as a supplier of insulating materials and stone-wool in Central and Eastern Europe. This is also an important milestone in its further expansion into Eastern Europe and Russia. Heraklith will take maximum advantage of the growth opportunities in Eastern Europe and will continue to develop its market position as well as the value of the insulating group.

Since 2002, the strategy of focusing on profitable markets in Western Europe as well as on exports, and its expansion into Eastern Europe has proven to be successful. The acquisition of Eurovek and the related increase in shareholdings in Termo, Termika and Izomat have provided extensive synergies as well as facilitating further market penetration in Central and Eastern Europe.

Heraklith: Revenue by region



37 % Germany
20 % Austria
25 % Eastern Europe
18 % Other countries

Heraklith: Revenue by product group



64 % Stone-wool
29 % Wood-wool building boards
7 % Natural insulating materials/other

Results and Outlook

New Heraklith – new potential

In 2004, Eurovek revenue amounted to approximately € 5 million, revenue realised by Termo exceeded € 55 million, and the EBIT margin overall was above 7%. In 2005, Eurovek and Termo will be fully consolidated in the Heraklith Group and therefore in the RHI Group.

As a specialist in insulating materials made of stone-wool, Termo is the market leader in Slovenia. Moreover, 75% of production is exported and sold internationally within the market segment "Technical Insulation". With its integration of Termo, Heraklith has clearly improved its position in this growing market segment, acquiring clients in sectors ranging from shipbuilding, power plants and pipelines, industrial construction to low temperature insulation. Additionally, this has further reduced its dependence on developments in building construction.

Thanks to the now possible full integration of Termo, Termika and Izomat, and the ongoing expansion of business in Central and Eastern Europe, Heraklith's earnings situation is becoming less dependent on the German and Austrian markets. Eurovek and Termo contribute attractive market positions and high-earnings project business to the group's expansion into Eastern Europe, and particularly in Russia, now well underway, where modern insulating materials made of stone-wool have enormous growth potential. After successfully completing its restructuring, Heraklith is clearly focusing on two points:

>> Improving market penetration in the emerging economies of Central and Eastern Europe, focusing on Russia, the Ukraine, Belarus, Romania, Bulgaria and the successor states of the former Yugoslavia in addition to the EU accession states

>> Developing new innovative solutions for high-margin segments in interior fittings (wall and ceiling) and acoustics, as illustrated by Heradesign®.

Revenue and EBIT rise again

Heraklith's revenue in 2004 amounted to € 181.5 million (prior year: € 166.9 million), which was a pleasing rise of 8.7%. This illustrates the success of the shift in the group's product portfolio initiated in 2003, the focus on growth markets in Central and Eastern Europe and market achievements in exports with its new product group, Heradesign®. Furthermore, revenue benefited from the stablisation of the construction market at a low level and the consequent opportunity to improve earnings in some areas. The lion's share of growth in revenue was accounted for by Eastern Europe and by exports.

The core markets of Germany and Austria are still very important; their share of revenue remained unchanged on the previous year. Growth in 2004 was mainly influenced by positive developments in sales of and revenue from stone-wool in Eastern Europe and by success with special products in the key stone-wool segment, acoustics, in Western Europe and Asia.

EBIT of the Heraklith division amounted to € 10.1 million (prior year: € 7.1 million), a rise of over 40%. The positive effects of cost reductions and portfolio changes contributed to this further rise in results, in addition to the profitable growth already mentioned. The EBIT margin of 5.5% in 2004 (prior year: 4.3%) is very positive in comparison to the competition and can be considered a success in the light of the continuing recession in the construction sector in Western Europe. The consistent restructuring and realignment of Heraklith since 2002 has brought a clear improvement in results for the third consecutive year.

Positive outlook

Our goal for 2005 is to take proper advantage of the good opportunities, especially in Russia, and to continuously improve Heraklith's earnings power. RHI is convinced that the new Heraklith with its new structure will really enable us to do this.

Business development and incoming orders are satisfactory at the beginning of the financial year 2005, although the construction industry has been adversely affected by the long, hard winter and the heavy snow. The business climate will be comparable to 2004 in Western Europe in Heraklith's view, whereas in Eastern Europe and Russia, markets are expected to develop well. Within this environment Heraklith is again expecting strong business development, especially due to the integration of Eurovek and Termo.

RHI Consolidated Financial Statements 2004

Management Report

As in previous years, use was made of the option under § 267 (3) Austrian Commercial Code (HGB) and § 251 (3) HGB to summarize the management report of RHI AG together with the consolidated management report. RHI AG had no branches in the reporting period.

Economic climate

The world industrial cycle went into recovery in the year 2004 overall. Key emerging markets such as China, India and Russia, once again registered growth in the high one-digit range. Asia once again significantly contributed to the growth of many economies and commodities industries, thanks to the high demand in this region. In addition to demand from Asia, which resulted in significant capacity increases among RHI's major customers, such as the steel industry, the development of the US dollar against the euro and other currencies had implications for the industrial climate worldwide. Many of RHI's customers, as well as the RHI Group itself, were affected, to what extent varied, however, greatly from region to region and from case to case.

The worldwide economic climate for the refractories industry in 2004 has improved substantially on 2003. Almost all the industries and markets which are supplied by RHI Refractories profited from strong growth in Asia, particularly the key markets of China and India. Persistently high demand in these countries for raw materials, energy, freight capacity, steel and other key raw materials required to establish infrastructure and industry was a key influencing factor once again for many sectors worldwide in 2004. The Asian growth engine also gave crucial momentum for growth in other regions in 2004; many export-based industries managed to improve capacity utilisation substantially thanks to the demand pull from Asia. The US economy grew approx. +4.4%, Japan +2.6%, the euro zone +1.8%. GDP growth in China (+8%), India (+7%) and Russia (+7%) clearly outstripped growth in the industrialised nations, Latin America (+4%) was slightly above the world average. High demand from Asia triggered cost increases and price hikes in 2004, both for many basic commodities and for freight. The euro's 10% appreciation against the US dollar was another key factor affecting the commercial performance of many RHI customers.

In 2004, developments on markets important for insulating markets in Western Europe were once again inhomogeneous. In Germany, mineral wool consumption was again in decline due to a further drop in investments in the construction sector, and sales of insulating materials in Austria stagnated as a result. Due to reductions in capacity and changes in sales concepts, revenue stabilised in Germany. However, competition for market share caused prices to fall in Austria. In other West European countries, the construction industry developed satisfactorily in 2004. The economy in Central and Eastern Europe, including the new European Union member states, continued to develop positively. Growth rates of between 5% and 10% also had a positive impact on capital expenditure in the construction sector.

Business development

Business development varied in the refractories division from region to region and depending on customer industry in 2004, but the division fared well overall thanks to the economic upturn, notwithstanding the further depreciation of the US dollar.

Capacity utilisation in the steel industry was very good in Europe in 2004, due to the persistently high demand from Asia, especially from China, from which producers in Western and Eastern Europe derived equal benefit.

RHI Refractories profited from the high capacity utilisation in the European steel industry overall, increasing both sales volume and revenue. The fortunes of the steel industry in Central and South America were boosted by strong demand domestically and from China. RHI substantially boosted its sales volume substantially in this market environment in 2004, however, revenue did not rise proportionately due to the effects of currency translation. The Asia/Pacific region – China and India in particular – was once again the focus of global developments in the steel industry in 2004. All in all, sales volume in the Asia/Pacific region rose by almost one third in 2004, but the corresponding rise in revenue was lower due to the continuing weakness of the US dollar.

The steel market in Canada/USA picked up considerably in 2004, with steel output in the USA up 5%. The increase in sales to steel customers exceeded their increase in output in 2004, but revenue did not rise proportionately due to the weak dollar.

The cement industry in Western Europe was once again affected by low construction activity, particularly in Germany. Market penetration of the new EU member states developed in line with expectations. Sales volume relating to new plant projects rose in Southern Europe. In Central and South America, on the other hand, only the cement markets in Mexico, Chile and Venezuela were in good shape, Asia has increased its cement capacities, China in particular. RHI increased both sales volume and revenue overall in 2004.

The lime industry picked up only slightly in Western Europe, and remained largely unchanged due to consolidation among lime producers in Eastern Europe. Signs of an economic upturn came from Germany, Italy and the United Kingdom at the end of 2004. Business fared well in Central and South America, especially in the core Mexican market. The refractories business for new projects once again developed well in the lime industry in 2004, sales volume and revenue in the lime sector was slightly up on the previous year in 2004.

The market for non-ferrous metals was characterised by high metal prices in 2004. Strong demand from China and the improved economic climate exacerbated the bottleneck for ore products. Non-ferrous metal producers capitalised on the very attractive metals prices in 2004 to utilise all their available kiln capacity, and necessary repairs were consequently postponed. Major project business was subdued in 2004, but RHI managed to win important new contracts in its regular supply business. Sales volume and revenue fell short of the previous year's levels overall.

The glass industry in 2004 was characterised by sharp growth in output of flat glass for the construction and automotive sector in Asia. Capacities were extended by modernisation and new plants in Latin America and Eastern Europe. The cooperation initiated between RHI and Asahi Glass Ceramics from Japan in 2003 went from strength to strength; RHI succeeded in increasing its sales of fused cast refractory products in Asia. RHI's position in the increasingly important Chinese glass market was strengthened further, and, once again, sales volume and revenue growth was above average in 2004.

In the environment, energy and chemicals segment, special waste incineration was characterised by overcapacities. Incineration plants are planned in many EU member states, and RHI has managed to win contracts to equip waste incineration plants in France and Germany, including assembly in addition to the supply of refractories. In China, RHI won contracts for refractories engineering and material supplies for several projects, including a 300 MW power plant in association with a European plant construction firm. In the chemicals and petrochemicals segment, RHI won major projects in Qatar and Iran. Sales volume and revenue in the environment, energy and chemicals segment in 2004 was below the figure for the previous year.

In 2004 once again, RHI Refractories boosted worldwide sales volume substantially to 1.66 million tonnes of refractories and raw materials, a rise of 10.5%. All in all, RHI grew faster than the world refractories market overall, gaining market share above all in Asia, Russia and North America. Incoming orders were stable and satisfactory overall in 2004.

Heraklith's revenue increased by 8.7% in 2004. This illustrates the success of the shift in the group's product portfolio initiated in 2003, the focus on growth markets in Central and Eastern Europe and market achievements in exports with its new product group, Heradesign®. Furthermore, revenue benefited from the stablisation of the construction market at a low level and the consequent opportunity to improve earnings in some areas. The lion's share of growth in revenue was accounted for by Eastern Europe and by exports.

The core markets of Germany and Austria are still very important; their share of revenue remained unchanged on the previous year. Growth in 2004 was mainly influenced by positive developments in sales of and revenue from stone wool in Eastern Europe and by success with special products in the key wood wool segment, acoustics, in Western Europe and Asia. Incoming orders were stable and satisfactory overall.

The economic effects of the continuing strength of the US dollar, which were negative for RHI, on balance, hit the global refractories business of RHI Refractories hardest. However, increases in sales volume to existing customers and new market share clearly offset currency-related declines in revenue. RHI Refractories managed to compensate for the negative effects on margins by increasing output outside the euro zone and by procuring more materials and supplies, particularly raw materials, in US dollars. All in all, the US dollar / euro parity, which worsened in 2004 by a further 10% on 2003, put the brakes on growth in revenue and results for RHI Refractories in 2004.

Revenue and earnings

RHI's consolidated revenue rose 5.2% in 2004 to € 1,297.3 million (prior year: € 1,232.6 million). Adjusted for the effects of the sale of waterproofing activities in 2003, the increase would have been 6.9%. Both RHI divisions increased revenue substantially in 2004.

RHI Group: Revenue

in € million	2004	2003
Refractories	1,102.6	1,033.6
Insulating	181.5	166.9
Consolidation / Other	13.2	32.1
RHI Group	1,297.3	1,232.6

The core refractories business generated revenue of € 1,102.6 million (prior year: € 1,033.6 million) in 2004, a rise of 6.7%. Adjusted for translation differences, RHI Refractories revenue would have risen 8.6%. Revenue generated by RHI's second division, insulating, with Heraklith at its helm, was up 8.7% to € 181.5 million (prior year: € 166.9 million).

RHI Group: Consolidated Revenue by Region

in %	2004	2003
Rest of EU	41	37
Asia/Pacific	21	19
North and South America	20	21
Other Europe	10	17
Austria	8	6

RHI Group: Operating Result (EBIT)

in € million	2004	2003
Refractories	123.2	115.9
Insulating	10.1	7.1
Overhead / Other	2.3	-1.0
RHI Group	135.6	122.0

EBIT (operating result) amounted to € 135.6 million (prior year: € 122.0 million). RHI's EBIT margin went into double figures for the first time at 10.5% (prior year: 9.9%).

Refractories achieved EBIT of € 123.2 million (prior year: € 115.9 million) in 2004. Insulating improved EBIT again significantly to € 10.1 million (prior year: € 7.1 million) due to the restructuring in Germany and Austria completed in 2004 and by focusing on profitable growth in Eastern Europe. The EBIT contribution of overhead/other was positive at € 2.3 million (prior year: € -1.0 million). The costs incurred by the group's head office were offset in 2004 by earnings realised through the payment of USD 10 million effected in January 2005 by Halliburton.

RHI Group: Income Statement

in € million	2004	2003
Revenue	1,297.3	1,232.6
EBITDA	185.9	174.7
EBIT	135.6	122.0
Financial Result	-35.0	-30.2
Result from associates	5.4	4.5
Profit before income taxes	106.0	96.3
Income taxes	-6.3	-18.8
Profit for the year	99.7	77.5
Profit attributable to minority interest	-4.7	-4.6
Profit attributable to equity holders of RHI AG	95.0	72.9
Undiluted earnings per share (in €)	4.63	3.65
Diluted earnings per share (in €)	2.58	2.04

RHI's financial result amounted to € -35.0 million (prior year: € -30.2 million) in 2004, down year-on-year due to a contribution to results from sales of shares held in Germany. The operating interest result contained in this financial result was, at € -18.3 million (prior year: € -23.3 million), substantially up year-on-year due to a drop in interest obligations as a result of the conversions already made of tranche B of RHI's convertible bonds. The interest on personnel provisions also included in the financial result remained almost unchanged at € -17.2 million (prior year: € -17.3 million).

Profit before income taxes amounted to € 106.0 million in 2004 as a result of good operating results (prior year: € 96.3 million), a rise of 10.1%. Income taxes were reduced significantly to € -6.3 million (prior year: € -18.8 million).

RHI Group profit consequently rose by 28.6% to € 99.7 million (prior year: € 77.5 million). Profit attributable to minority interest amounted to € 4.7 million (prior year: € 4.6 million), profit attributable to equity holders of RHI AG to € 95.0 million (prior year: € 72.9 million). Undiluted earnings per share amounted to € 4.63 (prior year: € 3.65), diluted earnings per share including all potential shares from the RHI convertible bonds amounted to € 2.58 (prior year: € 2.04).

Assets and financial position

RHI Group: Cash Flow

in € million	2004	2003
Cash flow from operating activities	107.5	100.2
Cash flow from investing activities	-82.9	-26.6
Free cash flow	24.6	73.6
Cash flow from financing activities	-26.0	-86.6
Change in cash and cash equivalents	-1.4	-13.0
Financial liabilities gross	290.3	296.6
Financial liabilities net (including cash and cash equivalents)	259.6	265.5

Cash flow from operating activities in 2004 amounted to € 107.5 million (prior year: € 100.2 million). Cash flow from investing activities in the RHI Group amounted to € -82.9 million (prior year: € -26.6 million). RHI invested € -73.4 million in 2004 (prior year: € -58.5 million) on property, plant and equipment and intangible assets. In addition, € -24.9 million (prior year: € -1.5 million) was invested in financial assets, particularly in Heraklith's acquisition of Eurovek and Termo. Free cash flow amounting to € 24.6 million (prior year: € 73.6 million) was used to repay financial liabilities, as planned, which were consequently reduced to € 290.3 million (prior year: € 296.6 million). Including cash and cash equivalents of € 30.7 million (prior year: € 31.1 million), net financial liabilities amounted to € 259.6 million (prior year: € 265.5 million).

Capital structure of the RHI Group

There were no major changes to capital structure in 2004 in comparison to the previous year. Changes in the consolidated group and foreign currency translation did not have a material impact on the capital structure of the RHI Group at December 31, 2004.

At December 31, 2004, the RHI Group has negative equity amounting to € -310.5 million (December 31, 2003: € -422.7 million). This negative equity was first recorded in the 2001 financial statements and resulted from the deconsolidation of all US refractories companies. These companies are no longer considered subsidiaries of RHI AG, as RHI AG no longer exercises control over them due to the Chapter 11 proceedings.

RHI managed to avert insolvency measures at the beginning of 2002 through a comprehensive capital restructuring concept, based on a positive going-concern forecast. RHI negotiated a long-term, sustainable concept with its financing banks. The measures agreed with the banking consortium ensure the long-term solvency of the RHI Group. One element of the capital restructuring was the conversion of € 400.0 million of bank liabilities into subordinated liabilities to financial institutions that are interest-free and not redeemable until the end of 2006. A further element was the issue of subordinated convertible bonds amounting to a nominal of € 144.72 million in total. The consolidated balance sheet at December 31, 2004 thus has subordinated liabilities amounting to € 520.9 million (previous year: € 530.0 million).

The long-term core elements of the capital restructuring secure the liquidity of the RHI Group, enabling the group to optimise and extend its core refractories business, to implement a corporate policy geared towards cash flow and to build up equity capital long term. At December 31, 2004, the RHI Group had a revolving credit facility amounting to € 367.2 million in total (previous year: € 422.1 million).

Research & Development

The success of research & development at RHI Refractories has for many years been founded on the commitment and qualifications of our employees, top quality management of R&D processes and on our speed-to-market. Once again in 2004, our technology centre in Leoben continued to create innovative products and solutions for our customers' benefit thanks to a concentration of R&D expertise, networking with business unit experts and through cooperation with universities and research laboratories.

Commitment to refractories R&D means constantly looking for new ideas, also in related scientific and technical disciplines, from which fundamentally innovative approaches can be derived. The continuous input for this comes from the coordination of R&D activities with the strategic and operative objectives of RHI Refractories, that keep R&D up-to-date on the latest development trends in customers' production processes, on changes in the global competitive climate and on further developments affecting raw materials, binding agents and additives for refractories. Last but not least, R&D activities are aligned with the objectives of environmental protection and sustainability.

Systematic innovation management has enabled us to continually extend our position as technology leader for refractory materials and solutions. Research & development challenge and enable RHI Refractories to constantly question classic approaches to refractories and its basic technologies. Developing new refractory products and system solutions requires an in-depth understanding of the physical properties of refractory materials, extensive knowledge of processes and product abrasion, and of the interplay between products and customer processes.

In 2004, RHI Refractories launched new, innovative development solutions in the following areas: magnesite shaped and unshaped products (basic bricks and basic mixes) slide gate refractories, non-basic bricks, non-basic mixes. RHI Refractories will continue to offer its customers innovative solutions to continually improve their processes in the future. RHI's own R&D team is working to ensure that.

Revenue and earnings prospects for 2005

Economic forecasts at the beginning of 2005 point to a very inhomogeneous development, as in the previous year. Whereas sustainable growth in Western Europe can hardly be expected, growth in the US is expected to be strong, by contrast. Eastern Europe and Russia, in particular, as well as a few countries in Central and South America are likely to benefit from the positive trends in 2004. Growth in Asia in 2005 is, once again, going to be the decisive factor for the world economy overall, and particularly for exporting economies and industries. The vast majority of forecasts are predicting growth rates in the high single figures, especially for China and India, which is likely to boost growth in investment and output in these countries. One crucial and potentially limiting factor affecting prospects in Asia, however, will be the commercial availability of raw materials and energy.

The uninterrupted growth dynamics in key Asian markets will continue to be a decisive factor determining demand and capacity utilisation for key basic commodity industries in 2005. In this environment, the very high capacity utilisation in the steel and non-ferrous metals industries will remain constant at the very least. The relative shortage of key resources resulted in a further, significant rise in raw material costs at the beginning of 2005, and the steel industry consequently announced further price increases. Nevertheless, some analysts are predicting that the very high demand from Asia will already have levelled off by the end of 2005, or in 2006 at the latest. Steel prices for various grades had already fallen on the spot market by the beginning of the first quarter of 2005 and indicate a volatile price trend in 2005. RHI Refractories will continue to strengthen its presence in Asia by extending its own capacities, without, however, becoming overly dependent on market developments in China. All available growth options, i.e. extending RHI's own capacities, setting up joint ventures or taking over strong local specialists are under constant examination. In Europe, RHI will extend its service business for refractory linings. RHI will continue to develop existing key account concepts for global players in all RHI's customer industries, and will strengthen its position as a top-of-the-range generalist supplier of products, know-how and services. Business developments and incoming orders are satisfactory at the beginning of the financial year 2005, RHI Refractories expects the business climate for its customers to be comparable to the prior year, and business to continue to develop well in this environment. The continuing rise in raw materials prices and freight costs has somewhat dampened this optimistic outlook, however, and will mean further price increases in 2005, if we are to maintain the quality of operating results.

According to economic forecasts for the insulating division, economies are once again likely to develop inhomogeneously in 2005. In the core markets in Western Europe, particularly in Germany and Austria, sustainable growth still cannot be expected. Investments in building construction will remain at a low level, which will mean that growth in the insulating materials industry will be correspondingly low or wholly absent. Important, new export markets for Heraklith, and Eastern Europe, in particular, will be able to capitalise on the positive trends of prior years. The demand for high-grade insulating materials is continuing to rise significantly in Eastern Europe, particularly in Russia, thanks to a strong construction sector and a rise in energy prices. Business development and incoming orders are satisfactory at the beginning of the financial year 2005, although the construction industry has been adversely affected by the long, hard winter and the heavy snow. The business climate will be comparable to 2004 in Western Europe in Heraklith's view, whereas in Eastern Europe and Russia, markets are expected to develop well. Within this environment Heraklith is again expecting strong business development.

Forecasts for the RHI Group results in 2005 are positive overall, provided the world economy is not subjected to renewed recessionary or exchange rate pressures. RHI will continue to fulfill its capital restructuring objectives in the coming year and will continue to spur on the group's positive development with targeted investments.

Risk management

The RHI Group is exposed to a wide variety of risks in conducting business activities around the world. In addition to the risks inherent to both divisions' ordinary operating activities, particularly market and investment risks, the Group is also exposed to financial risks, especially to credit, liquidity, foreign exchange and interest rate risk.

RHI has a central risk management system used throughout the group to limit these risks. In addition to identifying, analysing and assessing risks, decisions are made on the use of financial instruments, on the management of these risks, and the monitoring of these financial instruments by Group management.

Credit risk is the risk that one contractual party will not discharge its financial obligations resulting in a financial loss for the other party. Credit and default risks are constantly monitored; provisions are set up and valuation allowances made for occurring and identifiable risks. Existing insurance coverage, guarantees and letters of credit are taken into consideration when assessing overall risk. Due to the variety of business partners and customer industries, default risk is not concentrated on one group or sector.

Liquidity risk is the risk of having to raise sufficient funds required to settle liabilities within the stipulated time period. The group's financing policy is based on long-term financial planning and is controlled and monitored centrally at RHI. Based on cash flow planning, the liquidity of all RHI Group companies is secured contractually at all times by an adequate amount of unused, committed credit lines available at short notice.

Foreign exchange risk is the risk arising from fluctuations in the value of financial instruments, other balance sheet items (e.g. receivables and payables) and/or cash flows due to exchange rate fluctuations. This risk exists, in particular, where business transactions are made or could arise in the normal course of business in a currency other than the company's local currency (referred to as foreign currency below). The RHI Group is largely in a position to hedge its receivables and payables in foreign currencies naturally due to the balanced international structure of its operations. Receivables in foreign currencies such as the US dollar are hedged by payables with comparable terms in the same currency. The majority of invoicing and all procurement, for example, raw materials, supplies, and energy in euros and foreign currencies are the responsibility of a special department, due to the centralised nature of the RHI Group's operations. This ensures transparency regarding the main exchange rate risks from operations worldwide. The RHI Group's financial liabilities on which interest has to be paid at the balance sheet date are mainly in euros, which significantly reduces the foreign exchange risk.

Interest rate risk is the risk arising from the change in the value of financial instruments, other balance sheet items and/or interest-related cash flows due to fluctuations in market interest rates. The RHI Group finances itself with financial liabilities on which interest is payable and with subordinated convertible bonds. About 40 percent of its liabilities are fixed-interest, and 60 percent variable-interest financial instruments. Furthermore, subordinated financial liabilities amounting to € 400.0 million exist, on which no interest will be charged until the end of 2006. At the balance sheet date, interest rate risk is not hedged with derivative financial instruments due to the balanced financing structure of the group, secured long-term.

Derivative financial products are assessed and concluded centrally by RHI as part of its central financial risk management policy. Embedded derivatives exist where the economic characteristics and risks of the embedded derivative financial instruments are not closely related to the economic characteristics and risks of the host contract; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid financial instrument would be measured at fair value with changes in fair value not taken through profit or loss. The cases where such derivative financial instruments are used in the RHI Group are for outstanding orders and trade receivables in third currencies.

Events after the balance sheet date

Details of events after the balance sheet date can be found in the notes.

RHI Consolidated Balance Sheet 2004

in € million	Notes	31.12.2004	%	31.12.2003	%
ASSETS					
Non-current assets					
Property, plant and equipment	(1)	469.6	37.4	453.8	38.8
Goodwill	(2)	17.4	1.4	17.3	1.5
Other intangible assets	(3)	9.7	0.8	7.9	0.7
Shares in associates	(4)	39.1	3.1	37.2	3.2
Financial assets	(5)	55.0	4.4	31.4	2.7
Non-current receivables	(6)	8.9	0.7	5.6	0.5
Deferred tax assets	(7)	52.7	4.2	60.3	5.1
		652.4	**52.0**	**613.5**	**52.5**
Current assets					
Inventories	(8)	250.1	19.9	223.6	19.1
Trade and other current receivables	(9)	300.7	24.1	275.8	23.5
Current portion of non-current receivables	(6)	2.4	0.2	4.7	0.4
Income tax receivables		14.8	1.2	16.8	1.4
Securities and shares		2.9	0.2	5.2	0.4
Cash and cash equivalents	(10)	30.7	2.4	31.1	2.7
		601.6	**48.0**	**557.2**	**47.5**
		1,254.0	**100.0**	**1,170.7**	**100.0**

in € million	Notes	31.12.2004	%	31.12.2003	%
EQUITY AND LIABILITIES					
Equity attributable to equity holders of RHI AG					
Share capital	(11)	159.8	12.7	145.7	12.4
Group reserves	(11)	-506.5	-40.4	-602.0	-51.4
		-346.7	**-27.7**	**-456.3**	**-39.0**
Minority interest	(11)	**36.2**	**2.9**	**33.6**	**2.9**
		-310.5	**-24.8**	**-422.7**	**-36.1**
Non-current liabilities					
Subordinated liabilities to financial institutions	(12)	400.0	31.9	400.0	34.2
Subordinated convertible bond	(13)	120.9	9.6	130.0	11.1
Subordinated liabilities		520.9	41.5	530.0	45.3
Other non-current financial liabilities	(14)	246.3	19.6	227.3	19.4
Deferred tax liabilities	(7)	16.5	1.3	29.1	2.5
Personnel provisions	(15)	315.0	25.2	319.2	27.3
Other non-current provisions	(16)	2.5	0.2	2.5	0.2
Other non-current liabilities	(17)	44.5	3.6	57.4	4.9
		624.8	49.9	635.5	54.3
		1,145.7	**91.4**	**1,165.5**	**99.6**
Current liabilities					
Trade and other current payables	(17)	284.7	22.7	266.2	22.7
Current financial payables	(14)	44.0	3.5	69.3	5.9
Income tax payables		24.1	1.9	20.1	1.7
Current provisions	(16)	66.0	5.3	72.3	6.2
		418.8	**33.4**	**427.9**	**36.5**
		1,254.0	**100.0**	**1,170.7**	**100.0**

RHI Consolidated Income Statement 2004

in € million	Notes	2004	%	2003	%
Revenue	(19)	1,297.3	100.0	1,232.6	100.0
Changes in inventories and other own work capitalised	(20)	2.1	0.2	6.9	0.6
Other income	(21)	35.7	2.8	30.4	2.5
Cost of material and other production services	(22)	-577.2	-44.5	-540.7	-43.9
Staff costs	(23)	-329.2	-25.4	-319.2	-25.9
Amortisation of goodwill		0.0	0.0	-1.2	-0.1
Amortisation of other intangible assets and depreciation of property, plant and equipment	(24)	-50.3	-3.9	-51.5	-4.2
Other expenses	(25)	-242.8	-18.7	-235.3	-19.1
Operating result		**135.6**	**10.5**	**122.0**	**9.9**
Financial result	(26)	-35.0	-2.7	-30.2	-2.5
Result from associates	(27)	5.4	0.4	4.5	0.4
Profit before income taxes		**106.0**	**8.2**	**96.3**	**7.8**
Income taxes	(28)	-6.3	-0.5	-18.8	-1.5
Profit for the year		**99.7**	**7.7**	**77.5**	**6.3**
Profit attributable to					
equity holders of RHI AG		95.0	7.3	72.9	5.9
minority interest		4.7	0.4	4.6	0.4
		99.7	7.7	77.5	6.3
in €					
Undiluted earnings per share	(33)	4.63		3.65	
Diluted earnings per share [1]	(33)	2.58		2.04	

1) Diluted earnings per share assume a conversion of the convertible bonds issued by 2009.

RHI Consolidated Statement of Changes in Equity 2004

in € million	Notes	**Share capital**	Additional paid-in capital	Fair value reserves	Currency translation reserves	Accumulated results	**Group reserves**	**Minority interest**	**Total equity**
		Equity attributable to equity holders of RHI AG							
31.12.2003		**145.7**	37.0	2.9	-45.9	-596.0	**-602.0**	**33.6**	**-422.7**
Change in methods of accounting						0.1	**0.1**		**0.1**
31.12.2003 adjusted		**145.7**	37.0	2.9	-45.9	-595.9	**-601.9**	**33.6**	**-422.6**
Currency translation differences					-0.2		**-0.2**	**0.1**	**-0.1**
Valuation gains recognised directly in equity				0.8			**0.8**		**0.8**
Other changes						0.3	**0.3**	**-0.1**	**0.2**
Income/expense recognised directly in equity		**0.0**	0.0	0.8	-0.2	0.3	**0.9**	**0.0**	**0.9**
Profit 2004						95.0	**95.0**	**4.7**	**99.7**
Total recognised income for 2004		**0.0**	0.0	0.8	-0.2	95.3	**95.9**	**4.7**	**100.6**
Dividend payments							**0.0**	**-2.1**	**-2.1**
Capital increase		**14.1**					**0.0**		**14.1**
Effects of convertible bonds			0.3			-0.8	**-0.5**		**-0.5**
31.12.2004	(11)	**159.8**	37.3	3.7	-46.1	-501.4	**-506.5**	**36.2**	**-310.5**

in € million	Notes	**Share capital**	Additional paid-in capital	Fair value reserves	Currency translation reserves	Accumulated results	**Group reserves**	**Minority interest**	**Total equity**
		Equity attributable to equity holders of RHI AG							
31.12.2002		**144.8**	37.0	10.4	-25.2	-668.1	**-645.9**	**34.9**	**-466.2**
Currency translation differences					-20.7		**-20.7**	**-1.4**	**-22.1**
Available-for-sale securities									
Valuation gains recognised directly in equity				3.1			**3.1**		**3.1**
Valuation gains transferred to profit on sale				-10.6			**-10.6**		**-10.6**
Other changes						-0.8	**-0.8**	**-2.2**	**-3.0**
Income/expense recognised directly in equity		**0.0**	0.0	-7.5	-20.7	-0.8	**-29.0**	**-3.6**	**-32.6**
Profit 2003						72.9	**72.9**	**4.6**	**77.5**
Total recognised income for 2003		**0.0**	0.0	-7.5	-20.7	72.1	**43.9**	**1.0**	**44.9**
Dividend payments							**0.0**	**-2.3**	**-2.3**
Capital increase		**0.9**					**0.0**		**0.9**
31.12.2003	(11)	**145.7**	37.0	2.9	-45.9	-596.0	**-602.0**	**33.6**	**-422.7**

RHI Consolidated Cash Flow Statement 2004

in € million	Notes	2004	2003
Cash flow from operating activities	(29)	**107.5**	**100.2**
Investments in subsidiaries		0.0	-2.4
Disposal of subsidiaries		0.0	7.4
Investments in property, plant and equipment and in intangible assets		-73.4	-58.5
Disposal of property, plant and equipment and intangible assets		2.3	2.7
Investments in non-current receivables		-0.7	-1.3
Disposal of non-current receivables		4.5	2.3
Investments in financial assets		-24.9	-1.5
Disposal of financial assets and securities		2.1	16.6
Change in associates		3.7	3.0
Investment subsidies received		0.2	1.3
Interest received		3.2	3.7
Dividends received		0.1	0.1
Cash flow from investing activities	(30)	**-82.9**	**-26.6**
Dividends to minority shareholders		-2.1	-2.3
Premium from convertible bond issue		0.6	0.3
Convertible bond issue		2.8	2.7
Change in non-current borrowings		23.8	-39.4
Change in current borrowings		-25.3	-31.2
Change in group financial receivables		0.0	-0.2
Change in group financial liabilities		-0.1	0.4
Change in other financial receivables and liabilities		-4.1	5.1
Interest payments		-21.6	-22.0
Cash flow from financing activities	(31)	**-26.0**	**-86.6**
Total cash flow		**-1.4**	**-13.0**
Change in cash and cash equivalents		**-1.4**	**-13.0**
Cash and cash equivalents at beginning of year		31.1	45.7
Change in cash and cash equivalents due to currency translation		1.0	-1.6
Cash and cash equivalents at end of year		30.7	31.1

RHI Notes to the Consolidated Financial Statement 2004

The RHI Group

RHI is a global industrial group with its headquarters in Austria. Its business activities comprise the refractories and insulating divisions.

Refractories manufactures ceramic products used in high-temperature production processes exceeding 1,200°C. The refractories division supplies industries such as steel, non-ferrous metals, cement, lime, glass as well as the environment, chemicals and energy sectors.

Insulating manufactures and distributes products made of stone wool, wood-wool building boards and natural insulating materials.

The group's parent company is RHI AG, which has its headquarters in Austria at Wienerbergstraße 11, 1100 Vienna.

Accounting principles, general

The consolidated financial statements were drawn up in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB).

The consolidated financial statements were compiled in keeping with the principle of cost, with the exception of derivative financial instruments and available-for-sale financial assets, which are measured at fair value at the balance sheet date.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles under IFRS requires the use of estimates and assumptions, which influence the amount and presentation of assets and liabilities in the balance sheet, disclosed contingent assets and liabilities at the balance sheet date, and incomes and expenses recorded during the reporting period. Although these estimates are made by the Board of Management to the best of their knowledge and are based on current transactions, actual values may eventually differ from the estimates.

The Group has applied IFRS 3 "Business Combinations", and consequently, IAS 36 "Impairment of Assets" (revised 2004)" and IAS 38 "Intangible Assets" (revised 2004) early. The previous year's figures have not been adjusted due to the group's obligation to apply these standards prospectively.

IAS 1 "Presentation of Financial Statements" (revised 2003) was applied early in 2003.

Principles of accounting and measurement

A Principles of consolidation

The balance sheet date for all the financial statements included in consolidation is December 31, 2004.

Consolidated group

The consolidated financial statements include – in addition to RHI AG - 15 (31.12.2003: 16) Austrian and 67 (31.12.2003: 67) foreign subsidiaries, in which RHI AG holds either a direct or an indirect majority of voting rights, or exercises management control.

Seven companies, whose operating and financial policies are significantly influenced by group companies, (associates) are consolidated using the equity method.

The consolidated group developed as follows over the reporting period:

	Full consolidation	Equity method
At 31.12.2003	**84**	**7**
Additions	6	0
Disposals	7	0
At 31.12.2004	**83**	**7**

Fully consolidated subsidiaries

Additions

Additions to the consolidated group in 2004 in comparison to the previous year are the inclusion in consolidation or establishment of the following companies: C&G Verwaltungsgesellschaft mbH, Bad Berka, Germany; FC Technik AG, Winterthur, Switzerland; OOO RHI CIS, Moscow, Russia; RHI CHILE S.A., Santiago, Chile; RHI Rückversicherungs AG, Vaduz, Liechtenstein; Veitsch-Radex America Inc., Burlington, Ontario, Canada.

In the 2004 financial year, the group's share in its fully consolidated subsidiary, Didier-Werke AG, Wiesbaden, Germany, was increased by around 0.02 percent. Less than € 0.1 million was spent on this. The acquired goodwill was recognised as an intangible asset in the balance sheet and is tested annually for impairment. Cash paid for investments in subsidiaries amounted to € 2.4 million in 2003.

Disposals

Zimmermann & Jansen Beteiligungs-GmbH, Düren, Germany, is no longer part of the consolidated group due to its merger with another subsidiary.

The following six companies were liquidated or sold over the course of 2004: Construcciones Didier S.L., Madrid, Spain; Corrosion Technologies de México, S.A. de C.V., Monterrey, Mexico; Heraklith Consulting & Engineering GmbH, Ferndorf; RHI Refractories Spaeter (UK) Ltd., Cirencester, United Kingdom; Veitsch-Radex-Didier-Australia Pty. Ltd., Pymble, Australia; and VRD Holdings (Australia) Pty. Ltd., Pymble, Australia.

The effects of changes in subsidiaries on the consolidated balance sheet and income statement in comparison to the previous year are shown below:

in € million	Disposal
Revenue	-21.4
Operating result	-0.1
Result before income taxes	0.1

These effects are entirely due to the sale of Villas Austria GmbH, Fürnitz, and Villas Hungaria Kft., Zalaegerszeg, Hungary, in the previous year. These changes in the consolidated group have not had a material impact on the consolidated balance sheet.

Subsidiaries not included in consolidation
The option to include six subsidiaries was not exercised as they are deemed not to be of material importance in giving a true and fair view of the group's financial position, the results of its operations and its cash flows. The revenue of the subsidiaries concerned account for approx. 0.03 percent of total group revenue.

At the beginning of 2002, the lead companies of 49 former US subsidiaries of the RHI Group (particularly Harbison-Walker Refractories Co., AP Green Industries Inc. and North American Refractories Co.) filed for protection and reorganisation under Chapter 11 of the US Bankruptcy Code due to the steps taken by US management. As of December 31, 2001, these companies are no longer deemed subsidiaries of RHI AG, as RHI AG is no longer able to exercise control over these companies due to the Chapter 11 proceedings.

A comprehensive list of the consolidated group and the shareholdings of RHI AG can be found in Note 38.

Methods of consolidation
Capital consolidation is carried out in accordance with the provisions of IFRS 3. All business combinations are accounted for by applying the purchase method. This involves offsetting the cost of the shares in the entities plus any costs directly attributable to the acquisition against the share in net assets based on the fair values of the assets given and the liabilities incurred or assumed of these entities at the date of acquisition or transfer of control.

Identifiable intangible assets are recognised separately and amortised systematically or, if their useful life cannot be determined, are tested at least once annually for impairment, as in the case of goodwill. The remaining goodwill is attributed to cash-generating unit(s) and is tested for impairment at this level.

Negative differences are recognised immediately in profit or loss in accordance with the provisions of IFRS 3.

Intragroup receivables and payables as well as expenses and income are netted.

Unrealised gains and losses from intragroup transactions that are recognized in non-current assets and inventories are eliminated in full, unless they are deemed immaterial.

Deferred taxes required under IAS 12 are set up for temporary differences resulting from consolidation.

Associates are accounted for by the equity method. Associates are entities in which the group has 20 to 50 percent of the voting rights and can exercise significant influence. The cost of the investments accounted for by the equity method is adjusted annually by the change in the equity of the associate attributable to the RHI Group. The principles applicable to full consolidation are used to account for differences between the initial costs of the investment and the fair values of the group's share in the associate's equity.

Companies are deconsolidated on the day control ceases to exist.

B Currency translation
The consolidated financial statements are measured in euros. All amounts are given in million euros (€ million) unless otherwise stated.

Receivables and payables denominated in foreign currencies in the individual financial statements of group companies are measured at the exchange rate prevailing at the balance sheet date.

With the exception of Magnesit Anonim Sirketi, Istanbul, Turkey, and RHI CHILE S.A., Santiago, Chile, the financial statements of foreign subsidiaries are translated into euros using the functional currency concept. This is the currency of the country where the subsidiaries are located as the subsidiaries operate independently in financial, economic and organisational terms.

The financial statements of Magnesit Anonim Sirketi, Istanbul, Turkey, and RHI CHILE S.A., Santiago, Chile, are denominated in euros and US dollars respectively.

Assets and liabilities of foreign subsidiaries are translated at the mean rate at the balance sheet date, income statement items are translated at annual average rates. Translation differences resulting from this or from the currency translation of amounts carried forward from the previous year are recognised directly in equity and not taken through profit or loss. Cash flows are translated at annual average rates.

Goodwill arising from the acquisition of an economically independent subsidiary is attributed to the cash-generating unit on initial consolidation. Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate on the balance sheet date.

Unrealised exchange rate differences from non-current shareholder loans are offset against the adjusting item for currency translation and are recognised directly in equity.

The euro exchange rates of the main currencies are listed in the following table:

	Closing rate		Average rate	
	31.12.2004	31.12.2003	2004	2003
Pound sterling	0.70600	0.70750	0.67867	0.69216
Canadian dollar	1.64500	1.63000	1.61688	1.58229
Chilean peso	752.17000	746.45000	757.27417	779.76250
Croatian kuna	7.60000	7.63000	7.48804	7.56875
Mexican peso	15.11300	14.15000	14.03717	12.22183
Renminbi yuan	11.20500	10.42900	10.29591	9.36815
South African rand	7.71500	8.36800	8.00877	8.51847
Hungarian forint	244.50000	263.00000	251.63000	253.39667
US dollar	1.36620	1.26100	1.24398	1.13180

C Property, plant and equipment

Property, plant and equipment are measured at cost less scheduled depreciation. Property, plant and equipment are depreciated systematically over the expected useful life of the assets. Depreciation is made pro-rata-temporis from the month following the asset's initial use.

Property, plant and equipment also include assets of lesser importance used to generate rental or leasing income or to create long-term value which are not used in production or for administrative purposes. These assets are measured at net carrying value or production cost.

Leased property, plant and equipment classified as finance leases are recognised as assets and liabilities in accordance with IAS 17 at the lower of the fair value of the leased property or the present value of the minimum lease payments. The leased assets are depreciated systematically over the asset's expected useful life. The future lease payments are discounted and recognised as liabilities. Current payments are split into the liability and the finance charge.

All other leasing contracts are treated as operating leases and are attributed to the lessor. Rental payments are recognised as an expense.

The production cost of self-constructed assets includes attributable direct costs plus prorated capitalised production overheads. Borrowing costs for property, plant and equipment, the production or purchase of which covers a longer period of time, are not capitalised.

Expected dismantling and disposal costs at the end of the assets' useful lives are capitalised as part of the cost of that asset and recorded in a provision. The criteria for recognition are that a legal or constructive obligation to third parties exists and that cost can be estimated reliably.

Scheduled depreciation is based on the following economic useful lives, which are uniform throughout the group:

Factory buildings	15 to 30 years
Other buildings	10 to 50 years
Land improvements	8 to 50 years
Technical equipment and machinery	4 to 60 years
Other plant, furniture and fixtures	3 to 20 years

Raw material deposits are depreciated using the units of production method.

Maintenance costs for property, plant and equipment are generally charged to the income statement. They are capitalised only if the costs significantly extend or improve the asset concerned.

Gains or losses resulting from the retirement or disposal of non-current assets arising from the difference between the net amount recovered and the carrying amount are recognised as profit or loss.

D Goodwill, negative goodwill

Goodwill is recognised as an asset under IFRS 3 and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill acquired up to December 31, 2003 was amortised systematically over its expected useful life not exceeding 18 years and was tested for impairment at each balance sheet date. In accordance with IFRS 3, the carrying amount of the related accumulated amortisation was eliminated with a corresponding decrease in the historical cost of the goodwill at January 1, 2004.

Fully amortised goodwill is presented in the schedule of non-current assets as a disposal.

Negative goodwill is recognised immediately as profit in accordance with IFRS 3.

Prior to the application of IFRS 3, negative goodwill was charged to the income statement over a maximum of four years. As of January 1, 2004, the carrying amount of negative goodwill is derecognised with a corresponding adjustment to the opening balance of consolidated retained earnings.

E Other intangible assets

Research costs are expensed in the year the costs are incurred.

Development costs also represent expenses for the period. Development costs can only be capitalised if the intangible asset will generate probable future economic benefits exceeding the development costs in addition to normal costs. In addition, all the recognition criteria under IAS 38 must be met.

Costs incurred in the internal development of software are recognised as current expenses as they arise, unless the costs primarily relate to maintaining existing software.

Expenses that can be directly and unequivocally attributed to individual programmes and constitute a significant extension or improvement on the original software are capitalised as production expenses and are credited to the cost of the software. These direct costs include the staff costs of the development team and appropriate prorated overheads.

Capitalised development costs are amortised systematically over their expected useful life for a maximum of five years.

Purchased intangible assets are recognised at cost including incidental acquisition costs, less systematic amortisation over their useful lives ranging from three to ten years.

F Impairment of non-current assets

Property, plant and equipment and intangible assets including goodwill are examined for impairment if circumstances arise that could indicate that the carrying amount is no longer recoverable.

An asset is impaired if its recoverable amount is lower than its carrying amount. The recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use (present value of future cash flows).

If the reason for the impairment loss recognised in prior years no longer exists, the asset is written up to its net carrying amount.

Impairment tests are carried out for groups of assets which can be identified as cash-generating units.

G Financial instruments

Material financial instruments consist of the financial assets presented in the balance sheet, non-current and current receivables, securities and shares, cash and cash equivalents, financial liabilities, and trade and other current payables.

Financial instruments are classified at acquisition as held-for-trading, held-to-maturity or available-for-sale, provided they are not loans extended by the company or receivables. The classification is re-examined on a regular basis.

Shares in non-consolidated subsidiaries, investments and securities are all classified as available-for-sale, as they are held neither for trading nor do they have a fixed term to maturity.

They are shown under non-current assets unless intended for sale within the next twelve months.

Available-for-sale financial instruments are measured at cost including any transaction costs at acquisition. Subsequent measurement is at fair value, with changes in fair value recognised directly in equity.

If circumstances arise that could indicate impairment, an impairment test is carried out for financial instruments. If impairment losses have been incurred, the carrying amounts of the assets are reduced accordingly through the use of an allowance account and the loss is recognised in the income statement. Assets are increased to their recoverable amount if the reasons for the impairment are no longer given.

Shares in non-consolidated subsidiaries and investments are also classified as available-for-sale financial instruments, but are measured principally at cost, as there is no active market for these companies and it would be too time-consuming and difficult to estimate the fair value reliably. If the fair value is known to be lower, the carrying amount is adjusted to the fair value.

All purchases and sales of financial assets are recognised at the date of settlement.

Non-current receivables are measured at amortised cost. Foreign currency receivables are measured at the exchange rate at the balance sheet date.

Non-current receivables that fall due within twelve months of the balance sheet date are shown under current assets.

H Deferred taxes

Deferred taxes are recognised for temporary differences between the tax base and the IFRS carrying amount of assets and liabilities, for unused tax losses and for consolidation transactions.

Deferred tax assets are recognised in the RHI Group to the extent that it is probable that future taxable profit including results from reversing taxable temporary differences will be available in the plan period against which the deferred tax assets can be utilised.

Deferred taxes are calculated using the national tax rates of the individual countries that have been enacted or substantively enacted (15 to 40 percent) at the balance sheet date.

Deferred tax assets and liabilities relating to the same tax authorities are netted.

Deferred tax assets are shown under non-current assets, deferred tax liabilities under non-current liabilities.

Deferred taxes are recognised for all temporary differences relating to shares in subsidiaries and associates unless the parent company is able to control the timing of the reversal of the temporary differences and it is probable that these temporary differences will not reverse in the foreseeable future.

I Inventories

Inventories are stated at the lower of cost or net realisable value at the balance sheet date. Cost is determined using the moving average cost method.

Unfinished products and work in progress are measured at the cost of conversion. Borrowing costs are not capitalised.

J Construction contracts

Construction contracts are accounted for using the percentage-of-completion method, if the criteria under IAS 11 are met. This is not used for contracts that have an immaterial impact on RHI's consolidated financial statements.

Construction costs computed using the percentage-of-completion method plus a profit mark-up according to the stage of completion are shown under receivables from construction contracts and as revenue. The stage of completion is generally measured by reference to the relation contract costs incurred to date bear to expected total costs. Expected contract losses are covered by provisions, set up taking identifiable risks into consideration. Prepayments received are deducted from the receivables relating to construction contracts. Any resulting negative balance for a construction contract is recorded as a liability from construction contracts.

K Receivables
Receivables are shown at nominal value. Provisions for risk cover all identifiable credit and country risks.

Foreign currency receivables are measured at the mean exchange rate at the balance sheet date.

L Cash and cash equivalents
Cash and cash equivalents contain cash in hand, cheques and cash at banks. Cash and cash equivalents in foreign currencies are measured at the mean rate at the balance sheet date.

M Convertible bonds
Convertible bonds are financial instruments that consist of a debt and an equity component. The present value of the bond liability and the equity portion of the convertible bond are set at the date of issue. The present value of the bond liability is computed using a market interest rate for an equivalent, non-convertible bond. The remaining difference to the nominal value of the bond, which represents the value of the conversion option, is contained in additional paid-in capital. No deferred taxes are calculated for this difference due to the assumption that all part-convertible bonds will be converted.

The convertible bond liability is stated at its net carrying amount until redemption or conversion. The interest expense of the bond is calculated on the basis of an internal interest rate of around 7.3 percent.

N Provisions
General
Provisions are set up when the group has a present legal or constructive obligation to third parties as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Non-current provisions are measured at their discounted amount at the balance sheet date if the interest effect of the discount is significant.

Personnel provisions
Provisions for pensions
For post-employment benefits, differentiation is made between defined contribution plans and defined benefit plans.

With defined contribution plans, the enterprise's obligation is limited to its contributions to a defined contribution plan. The contributions are recognised in staff costs, no provision is set up. Defined contribution plans exist in Canada, the United Kingdom and in some cases in Austria.

In the case of defined benefit plans, the company is obliged to provide benefits to active and former employees and their dependents to which it has committed, with a differentiation being made between provision-financed and fund-financed pension systems. The majority of benefits are funded through provisions in Austria and Germany. Fund-financed defined benefit plans exist in Mexico, the United Kingdom and in some cases in Austria.

In the case of a fund-financed system, the assets held in the fund are deducted from the post-employment benefit obligations calculated according to the projected unit credit method. If the fund's assets do not cover the obligations, the net obligation is recognised as a liability under provisions for pensions. Provisions for pensions are calculated using actuarial methods in accordance with IAS 19. The present value of future benefits is calculated in line with years of service, expected salary development and pension adjustments.

The pension cost to be recognised in the period includes service cost, interest cost, expected income on plan assets and income from the amortisation of past-service costs and actuarial gains and losses.

Actuarial assumptions are made regarding the calculation of obligations, particularly regarding the interest rate used for discounting, but also the rate of increase of salaries and pensions, and finally, the pensionable age and probabilities regarding employee turnover and take-up.

Calculation is based on local biometrics.

The present value of future benefits is calculated using an interest rate based on the average yield on government bonds of the same maturity.

The rates of salary increases are based on an average of past years, provided this development is deemed realistic in future.

The discounts for employee turnover and the probability of benefits being claimed are based on figures for comparable prior periods.

In calculating post-employment benefits, expected retirements are based on the underlying commitments given.

Actuarial gains and losses are not taken into consideration, unless they exceed 10 percent of the obligation. The amount exceeding the corridor is charged to the income statement and recorded in the balance sheet over the average remaining service of the active staff.

Provisions for termination benefits

Provisions for termination benefits mainly relate to obligations to employees under Austrian law and to a small extent pursuant to other local legislation.

Termination benefits under Austrian law are lump-sum settlements that must be paid by the employer under labour legislation when an employee's contract is terminated by an employer, and regularly on retirement. The amount paid depends on the level of final remuneration and the number of years of service. The company therefore has direct commitments for which provisions have to be set up and measured in accordance with IAS 19 for staff joining the company before or during 2002.

The projected unit credit method is applied, taking the corridor regulation into consideration.

For employees who have joined an Austrian company since the beginning of 2003, the employer is obliged to pay a regular contribution of 1.53 percent of monthly remuneration and any additional payments into a "Mitarbeitervorsorgekasse" (statutory termination benefit scheme). The company has no obligations beyond this. The employees' entitlement to termination benefits is towards the "Mitarbeitervorsorgekasse", and current contributions to the scheme are shown in staff costs, in line with the treatment of defined contribution plans.

Other personnel provisions
Other personnel provisions include provisions for anniversary bonuses, lump-sum settlements and payments to semi-retirees.

Anniversary bonuses are one-off special payments dependent on remuneration and years of service, which have to be paid by the employer due to collective agreements or company agreements once an employee has served a certain number of uninterrupted years with a company.

Provisions for anniversary bonuses, if a legal obligation to provide them exists, are calculated actuarially in accordance with the employees' years of service using an interest rate of 5.25 percent (31.12.2003: 5.5 percent) and taking salary increases of 3.5 percent (31.12.2003: 3.5 percent) into consideration.

Provisions for lump-sum settlements and payments to semi-retirees are set up for employees if required under local labour legislation or if similar regulations for individual group companies regarding other employee benefits exist.

Provisions for warranties
Provisions for warranties are set up for individual contracts. The extent is calculated according to the amount of warranty claims expected or made.

O Liabilities
Liabilities are measured at the higher of nominal value or amount repayable in accordance with the principle of higher of cost or market (net carrying amount). Foreign currency liabilities are measured at the mean rate at the balance sheet date.

P Subsidies
Investment subsidies are shown as liabilities and are charged to the income statement over the useful life of the asset to which they are attributed.

This does not include subsidies granted as compensation for expenses or losses already incurred. These are immediately recorded as revenue.

Q Revenue and expenses
Revenue is recognised upon delivery or when the risk passes to the customer, discounts and rebates are deducted. Revenue for construction contracts is recognised in accordance with the percentage-of-completion method, provided the conditions under IAS 11 are met.

Expenses are recognised in the income statement when the service is rendered or when the expenses are incurred.

Interest income and expenses are recognised in the period in which they are incurred.

Income taxes are recognised in line with local regulations for each company.

R Segment reporting
The segmentation of the RHI Group into the refractories and insulating divisions is in line with its internal organisational and managerial structure and is thus the basis of primary segment reporting.

Secondary reporting is on a regional basis. Revenues are segmented by customer location and asset-related figures by the company's own locations.

Transfer prices between the divisions are based on market conditions.

S Financial risk management

The RHI Group is exposed to a variety of financial risks, particularly credit risk, liquidity risk, foreign exchange risk and interest rate risk.

RHI has a central risk management system used throughout the group to limit these risks, which result from the group's operating activities worldwide and to the financing structure of the RHI Group.

In addition to identifying, analysing and assessing financial risks, decisions are made on the use of financial instruments and on the management of these risks at the group's headquarters. The possible use of derivative financial instruments in this context is subject to monitoring by management.

Risk factors

Credit risk

Credit risk is the risk that one contractual party will not discharge its financial obligations resulting in a financial loss for the other party. Even if the creditworthiness of the contractual partner is first class, the risk of default inherent to the host contract is hedged as far as possible by credit insurance and bank security (guarantees, letters of credit). The creditworthiness criteria applied are stipulated in contracts with credit insurers and in internal guidelines. Credit and default risks are constantly monitored. Provisions are set up and valuation allowances made for occurring and identifiable risks.

Existing insurance coverage, guarantees and letters of credit are taken into consideration when assessing overall risk.

Default risk is not concentrated on one group or sector due to the variety of business partners and customer industries and to the group's existing credit insurance coverage.

Liquidity risk

Liquidity risk is the risk of having to raise sufficient funds required to settle liabilities within the stipulated time period. The group's financing policy is based on long-term financial planning and is controlled and monitored centrally at RHI.

In addition to cash flow planning, the liquidity of all RHI Group companies is secured at all times by an adequate amount of unused, committed credit lines available at short notice. These credit lines are available until the end of 2006 at least.

Subordinated liabilities to financial institutions are contractually available until 2013. These liabilities are not subordinated from 2007 onwards.

Foreign exchange risk

Foreign exchange risk is the risk arising from fluctuations in the value of financial instruments, other balance sheet items (e.g. receivables and payables) and/or cash flows due to exchange rate fluctuations. This risk exists, in particular, where business transactions are made or could arise in the normal course of business in a currency other than the company's local currency (referred to as foreign currency below).

The RHI Group is largely in a position to hedge its receivables and payables in foreign currencies naturally due to the balanced international structure of its operations. Receivables in foreign currencies such as the US dollar are hedged by payables with comparable terms in the same currency.

The majority of invoicing and all procurement, for example, raw materials, supplies, and energy in euros and foreign currencies are coordinated by special departments, due to the centralised nature of the RHI Group's operations. This ensures transparency regarding the main exchange rate risks from operations worldwide.

Foreign exchange positions are not hedged by derivative financial instruments due to the minimal remaining net risk outstanding at the balance sheet date. Regular positive foreign exchange positions in US dollars are managed centrally by RHI and are used for regular repayments of non-current financial liabilities in US dollars.

The RHI Group's financial liabilities on which interest has to be paid at the balance sheet date are mainly in euros, which significantly reduces the foreign exchange risk.

Interest rate risk

Interest rate risk is the risk arising from the change in the value of financial instruments, other balance sheet items and/or interest-related cash flows due to fluctuations in market interest rates. The interest rate risk contains the present value risk for fixed-interest balance sheet items and the cash flow risk for variable-interest balance sheet items.

A market rate for the whole term to maturity is fixed for financial instruments with fixed interest rates. The risk is that the market rate of the financial instrument (present value of future cash flows, i.e. interest and repayment of principal, discounted at the market interest rate applicable to the remaining term to maturity at the balance sheet date) may change. The interest-related market risk will result in a loss or a profit if the fixed-interest financial instrument is sold prior to maturity. The interest rate is regularly adjusted for variable-interest financial instruments and generally follows the market rate. The risk here is that the market interest rate will fluctuate and that interest payments will change as a result.

The RHI Group finances itself with financial liabilities on which interest is payable and with subordinated convertible bonds. About 40 percent of its liabilities are fixed-interest, and 60 percent variable-interest financial instruments. Furthermore, subordinated financial liabilities amounting to € 400.0 million exist, on which no interest will be charged until the end of 2006.

At the balance sheet date, interest rate risk is not hedged with derivative financial instruments due to the balanced financing structure of the group, secured long-term.

Derivative financial instruments

Derivative financial products are assessed and concluded centrally by RHI as part of its central financial risk management policy.

Embedded derivatives exist where the economic characteristics and risks of the embedded derivative financial instruments are not closely related to the economic characteristics and risks of the host contract; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid financial instrument is measured at fair value with changes in fair value not taken through profit or loss.

The cases where such derivative financial instruments are used in the RHI Group are for outstanding orders and trade receivables in third currencies. The host contracts are primary financial instruments measured at net carrying amounts. The derivative financial instruments are separated from each host contract, measured at fair value and recognised in other expenses/other income.

Fair values

The trade receivables, other receivables and payables, and cash and cash equivalents shown in RHI's balance sheet largely correspond to fair values due to their short term to maturity.

The fair values of financial liabilities are calculated as the present value of discounted future cash flows using market rates applicable to financial liabilities with a corresponding term to maturity and risk structure.

T Assumption and estimates

In preparing its consolidated financial statements in accordance with generally accepted accounting principles, the RHI Group has made assumptions and estimates on non-current assets, writedowns of inventories, receivables, provisions and deferred taxes. These assumptions and estimates are based on the future to a certain extent. Actual values may eventually differ from the assumptions and estimates made.

Impairment of goodwill

The effect of an adverse change in the interest rate of plus 10 percent or in contribution to profit of minus 10 percent as estimated at December 31, 2004 would not result in an impairment loss on goodwill recognised in the balance sheet.

Under IAS 36, if the actual interest rate is lower or the contribution to profit is higher than management has assumed, impairment losses recognised in previous years may not be reversed.

Deferred taxes

If future taxable profits within the defined plan period for accounting for deferred taxes are more than 10 percent higher or lower than the assumptions made at the balance sheet date, the net position of deferred taxes would have to be adjusted by € 4.1 million.

Changes in estimates and assumptions regarding all the other balance sheet items would not have a material impact on the group's financial position, the results of its operations and its cash flows for the following financial year.

Notes on individual balance sheet items

Assets

Non-current assets

The development of non-current assets is broken down into the main individual categories.

The assets of foreign companies at the beginning and end of the year are translated into euros at rates prevailing on the balance sheet date, changes during the year at annual average rates. Exchange rate differences resulting from different translation rates are shown separately.

(1) Property, plant and equipment

Property, plant and equipment have changed as follows:

in € million	Real estate, land and buildings	Raw material deposits	Technical equipment and machinery	Other plant and office equipment	Prepayments made and plant under construction	Total
Cost at 31.12.2003	368.5	30.2	725.2	218.1	33.1	1,375.1
Currency translation	-1.1	0.1	-0.5	0.1	-1.8	-3.2
Additions	7.7	0.1	9.8	3.4	49.8	70.8
Retirements and disposals	-3.4	0.0	-33.3	-20.3	0.0	-57.0
Reclassifications	4.1	0.0	24.5	1.5	-32.1	-2.0
Cost at 31.12.2004	**375.8**	**30.4**	**725.7**	**202.8**	**49.0**	**1,383.7**
Accumulated depreciation at 31.12.2003	202.8	20.8	517.2	180.5	0.0	921.3
Currency translation	0.0	0.0	0.1	0.2	0.0	0.3
Depreciation charge	8.3	0.4	28.4	9.0	0.0	46.1
Impairment losses	0.9	0.0	0.4	0.2	0.0	1.5
Retirements and disposals	-3.0	0.0	-32.2	-19.9	0.0	-55.1
Reclassifications	0.0	0.0	4.0	-4.0	0.0	0.0
Accumulated depreciation at 31.12.2004	**209.0**	**21.2**	**517.9**	**166.0**	**0.0**	**914.1**
Carrying amounts at 31.12.2004	**166.8**	**9.2**	**207.8**	**36.8**	**49.0**	**469.6**
Carrying amounts at 31.12.2003	165.7	9.4	208.0	37.6	33.1	453.8

Assets classified as finance leases are included in property, plant and equipment and amount to € 2.2 million (31.12.2003: € 2.5 million); acquisition costs amount to € 5.0 million (31.12.2003: € 4.8 million). These are mainly technical equipment and machinery.

The market value of assets held to generate rental and leasing income or to increase value long-term that are not used in production or for administrative purposes largely correspond to their carrying amounts. This is € 2.6 million (31.12.2003: € 3.1 million) at year-end. Rental income of € 0.2 million (2003: € 0.2 million) was generated in the reporting period, matched by expenses that remain unchanged at € 0.1 million.

The marketability of real estate amounting to € 28.8 million (31.12.2003: € 28.8 million) is limited by its use as collateral.

(2) Goodwill

Goodwill and negative goodwill developed over the business year as follows:

in € million	Goodwill	Negative goodwill	Total
Cost at 31.12.2003	21.3	-0.3	21.0
Early adoption of IFRS 3	-3.9	0.3	-3.6
Cost at 31.12.2004	**17.4**	**0.0**	**17.4**
Accumulated amortisation at 31.12.2003	3.9	-0.2	3.7
Early adoption of IFRS 3	-3.9	0.2	-3.7
Accumulated amortisation at 31.12.2004	**0.0**	**0.0**	**0.0**
Carrying amounts at 31.12.2004	**17.4**	**0.0**	**17.4**
Carrying amounts at 31.12.2003	17.4	-0.1	17.3

(3) Other intangible assets

Other intangible assets developed as follows:

in € million	Internally generated software	Other intangible assets	Total
Cost at 31.12.2003	0.8	38.7	39.5
Currency translation	0.0	-0.1	-0.1
Additions	0.9	1.7	2.6
Retirements and disposals	0.0	-4.0	-4.0
Reclassifications	0.0	2.0	2.0
Cost at 31.12.2004	**1.7**	**38.3**	**40.0**
Accumulated amortisation at 31.12.2003	0.1	31.5	31.6
Amortisation charge	0.2	2.5	2.7
Retirements and disposals	0.0	-4.0	-4.0
Accumulated amortisation at 31.12.2004	**0.3**	**30.0**	**30.3**
Carrying amounts at 31.12.2004	**1.4**	**8.3**	**9.7**
Carrying amounts at 31.12.2003	0.7	7.2	7.9

Expenditure on research and development recorded as an expense in 2004 amounts to € 18.6 million (2003: € 16.0 million).

(4) Shares in associates

Shares in associates have developed as follows:

in € million	2004	2003
Carrying amount at beginning of year	**37.2**	**36.6**
Currency translation	0.2	-0.6
Share in profit (after tax)	5.4	4.2
Dividends	-3.7	-3.0
Carrying amount at end of year	**39.1**	**37.2**

The amount recognised in the balance sheet at December 31, 2004 contains goodwill amounting to € 5.1 million, unchanged on the prior year, after eliminating the related accumulated amortisation amounting to € 0.6 million with a corresponding decrease in the original cost, in accordance with IFRS 3.

(5) Financial assets

Financial assets have developed as follows:

in € million	Available-for-sale shares in subsidiaries	shares in other companies	securities	Prepayments on investments	Total
Cost at 31.12.2003	3.0	2.3	33.9	0.0	39.2
Additions	0.0	0.0	2.2	20.0	22.2
Fair value changes recognised in equity	0.0	0.7	0.1	0.0	0.8
Cost/fair value at 31.12.2004	**3.0**	**3.0**	**36.2**	**20.0**	**62.2**
Accumulated depreciation at 31.12.2003	2.9	1.8	3.1	0.0	7.8
Reversal of impairment losses	0.0	0.0	-0.6	0.0	-0.6
Accumulated depreciation at 31.12.2004	**2.9**	**1.8**	**2.5**	**0.0**	**7.2**
Carrying amounts at 31.12.2004	**0.1**	**1.2**	**33.7**	**20.0**	**55.0**
Carrying amounts at 31.12.2003	0.1	0.5	30.8	0.0	31.4

In December 2004, a prepayment was made on a fifty-percent share in Eurovek d.o.o., Ljubljana, Slovenia. The contract of sale provides for the complete takeover of Eurovek d.o.o. by 2008 at the latest. With this purchase, Heraklith will indirectly acquire further shares in Termo d.d., Skofja Loka, Slovenia, and in its shareholdings in Termika d.o.o., Novi Marof, Croatia, und Izomat a.s., Nova Bana, Slovakia. Heraklith exercised control over these companies at the end of January 2005.

Put/call options for the seller and the buyer respectively were arranged as part of the contract of sale. The premium from the valuation of both options, which are presented under non-current receivables and liabilities, reduces the prepayment on the share in Eurovek d.o.o..

(6) Non-current receivables and current portion of non-current receivables

These balance sheet items are broken down as follows:

in € million	31.12.2004	31.12.2003
Non-current receivables		
- from associates	2.9	4.5
- from others	6.0	1.1
	8.9	**5.6**
Current portion of non-current receivables		
- from associates	2.0	2.5
- from others	0.4	2.2
	2.4	**4.7**
Total	**11.3**	**10.3**

Other non-current receivables amounting to € 0.4 million (31.12.2003: € 0,6 million) are secured by real estate.

The fair values and carrying amounts of non-current receivables only differ slightly from one another.

(7) Deferred taxes

The following deferred tax assets and liabilities are shown in the balance sheet:

in € million	31.12.2004	31.12.2003
Deferred tax assets	52.7	60.3
Deferred tax liabilities	16.5	29.1
Net position	**36.2**	**31.2**

The net position from the group's deferred taxes developed as follows during the business year:

in € million	2004	2003
Net position at beginning of year	**31.2**	**27.2**
Currency translation	-0.2	0.3
Charge to income statement during financial year	21.6	2.9
Disposal of subsidiaries	0.0	0.1
Effect of changes in tax rates	-16.4	0.7
Net position at year-end	**36.2**	**31.2**

The Austrian Federal Parliament passed the 2005 tax reform on May 6, 2004. Among other points, this provides for a decrease in the corporate income tax rate applicable to companies from 34 to 25 percent, effective from January 1, 2005.

The corresponding adjustment was made at December 31, 2004. The net deferred tax asset position of the Austrian companies consequently fell by € 16.8 million.

Deferred taxes result from the following types of temporary differences and tax loss carryforwards:

Deferred tax assets

in € million	Personnel provisions	Other provisions	Tax loss carryforwards	Other	Total
31.12.2003	**35.1**	**8.3**	**44.6**	**2.1**	**90.1**
Currency translation	0.0	0.1	-0.1	0.0	0.0
Charge to income statement during financial year	4.4	2.5	4.3	1.2	12.4
Effect of changes in tax rates	-6.8	-2.3	-10.2	-0.9	-20.2
31.12.2004	**32.7**	**8.6**	**38.6**	**2.4**	**82.3**

Deferred tax liabilities

in € million	Accelerated tax depreciation	Other	Total
31.12.2003	**50.2**	**8.7**	**58.9**
Currency translation	0.1	0.1	0.2
Charge to income statement during financial year	-10.5	1.3	-9.2
Effect of changes in tax rates	-2.3	-1.5	-3.8
31.12.2004	**37.5**	**8.6**	**46.1**

The RHI Group has tax loss carryforwards amounting to € 1,281.8 million (31.12.2003: € 1,209.5 million) at December 31, 2004. No deferred taxes were set up for € 1,127.3 million (31.12.2003: € 1,067.5 million). The main portion of tax losses can be carried forward indefinitely. € 0.8 million must be used by 2008, € 0.6 million by 2009, € 0.3 million by 2010, € 5.8 million by 2011, € 0.2 million each year by 2012, 2013 and 2014, and € 0.6 million by 2024.

Furthermore, no deferred tax assets were set up for temporary differences amounting to € 2.3 million (31.12.2003: € 5.5 million) in total.

Taxable temporary differences associated with shares in subsidiaries amounting to € 158.3 million (31.12.2003: € 160.6 million) and deductible temporary differences amounting to € 142.9 million (31.12.2003: € 78.7 million) were not recognised, because corresponding profit distributions and sales of investments are not planned in the foreseeable future.

The temporary differences in connection with associates are not significant.

The current portion of the net deferred tax position amounts to approx. € 5.9 million (31.12.2003: € 5.6 million).

Current assets

(8) Inventories

The inventories shown in the balance sheet are broken down as follows:

in € million	31.12.2004	31.12.2003
Raw materials and supplies	73.6	59.4
Unfinished products	34.8	32.6
Finished products and goods	124.7	111.4
Work in progress	6.9	8.6
Prepayments made	10.1	11.6
Inventories	**250.1**	**223.6**

€ 20.9 million (31.12.2003: € 24.2 million) of the inventories on hand at December 31, 2004 are shown at the net market value.

All finished products stored currently and in future at the warehouses of Veitsch-Radex GmbH & Co, Vienna, are subject to disposal restrictions as they are assigned as security. These restrictions affect € 7.4 million (31.12.2003: € 8.7 million) at the balance sheet date.

(9) Trade and other current receivables

Trade and other current receivables shown in the balance sheet are broken down as follows:

in € million	31.12.2004	31.12.2003
Trade receivables	241.9	219.9
Receivables from construction contracts	3.2	3.2
Receivables from associates	1.8	2.2
Other current receivables	53.8	50.5
Trade and other receivables	**300.7**	**275.8**

Other current receivables are broken down as follows:

in € million	31.12.2004	31.12.2003
Other taxes	25.4	25.3
Receivables employees	0.8	0.8
Prepaid expenses	2.3	7.0
Other	25.3	17.4
Other current receivables	**53.8**	**50.5**

Receivables amounting to a nominal value of € 151.0 million in total (31.12.2003: € 146.1 million) are assigned.

There are no significant differences between carrying amounts shown and fair values for trade and other receivables due to their short terms to maturity.

(10) Cash and cash equivalents

These balance sheet items are broken down as follows:

in € million	31.12.2004	31.12.2003
Cash on hand	0.1	0.2
Cheques	1.3	1.0
Cash at banks	29.3	29.9
Cash and cash equivalents	**30.7**	**31.1**

Equity and liabilities

(11) Equity

The share capital of RHI AG amounts to € 159,753,341.14 and consists of 21,982,539 bearer shares.

The company had no treasury stock at the balance sheet date.

At the balance sheet date, 21,982,539 shares were in circulation (31.12.2003: 20,052,039).

The RHI share is a member of the ATX and the Prime Market of Vienna Stock Exchange.

At the extraordinary general meeting of February 15, 2002, the Board of Management of RHI AG was authorised to increase capital conditionally by up to € 72,305,836.31 (conditional capital) by issuing up to 9,949,500 bearer shares with voting rights at an issue price of € 7.27.

Within a period of five years of registration of the change in the company's articles, the Board of Management was authorised at the Extraordinary General Meeting of February 15, 2002, with the consent of the Supervisory Board, to increase share capital without requiring the further consent of shareholders and excluding shareholder rights on one or several occasions up to a maximum amount of € 72,305,836.31 in total (authorised capital) by the issue of 9,949,500 bearer shares with voting rights at an issue price of € 7.27.

The capital increase is in the form of a contribution in kind of the claims of convertible bond holders.

The part convertible bonds of tranche B in the number listed below were converted at a rate of € 7.27 on February 15, 2002, on the basis of Board of Management resolutions listed below with the Supervisory Board's consent.

Board of Management Resolution of	Consent of Supervisory Board of	Number of part convertible bonds	Number of shares
March 16, 2004	March 22, 2004	2	11,000
June 14, 2004	June 21, 2004	18	99,000
September 13, 2004	September 20, 2004	309	1,699,500
December 13, 2004	December 17, 2004	22	121,000
		351	**1,930,500**

Unused authorised capital:

	Number of shares	€
31.12.2003	**9,817,500**	**71,346,554.90**
Conversion in March	-11,000	-79,940.12
Conversion in June	-99,000	-719,461.06
Conversion in September	-1,699,500	-12,350,748.17
Conversion in December	-121,000	-879,341.29
31.12.2004	**7,887,000**	**57,317,064.26**

	Number of shares	€
31.12.2002	**9,949,500**	**72,305,836.31**
Conversion in September	-82,500	-599,550.88
Conversion in December	-49,500	-359,730.53
31.12.2003	**9,817,500**	**71,346,554.90**

Additional paid-in capital consists of premiums from the issue of shares and convertible bonds by RHI AG and cannot be distributed due to statutory provisions.

Changes in the present value of available-for-sale securities and investments have to be recorded in fair value reserves.

Accumulated foreign currency translation differences from investments in foreign group companies are shown in the currency translation reserves.

The item accumulated results contains the past results of the companies included in the consolidated financial statements that have not been distributed.

As part of the capital restructuring in 2001, it was decided that, in the case of a dividend payout during the entire term of the subordinated liabilities to financial institutions, an amount three times the sum of the dividend payout of the subordinated liabilities to financial institutions would have to be reconverted into financial liabilities and repaid. Furthermore, interest amounting to the 3-month EURIBOR plus 200 basis points p.a. has to be paid for each year in which a dividend is distributed.

Distributable profits and dividends mainly relate to the accumulated profit of RHI AG, computed in accordance with Austrian Commercial Code (HGB).

Minority shares mainly relate to minority interests in the equity of Didier-Werke AG Group, Wiesbaden, Germany; Dolomite Franchi S.p.A., Brescia, Italy; FC Technik AG, Winthherthur, Switzerland, RHI Refractories Liaoning Co. Ltd, Bayuquan, China; Izomat a.s., Nova Bana, Slovakia, and Termika d.d., Novi Marof, Croatia.

(12) Subordinated liabilities payable to financial institutions

As of December 31, 2001, € 400.0 million of liabilities payable to financial institutions were subordinated until the end of 2006. The financial institutions have no rights to interest and repayment over this period.

The fair value of subordinated liabilities payable to financial institutions is € 27.0 million (31.12.2003: € 24.7 million) under its carrying value. The interest rate used in calculating fair value is 3.56 percent (31.12.2003: 2.15 percent).

(13) Subordinated convertible bond

The conditional capital increase is used for the subordinated convertible tranche A bond with a total nominal value of € 72,360,000, divided into 1,809 part convertible bonds, each with a nominal value of € 40,000, maturing on December 31, 2009, convertible for the first time from January 1, 2007 at a ratio of 1 : 5,500 RHI AG shares, interest payable at 6 % p.a., depending on results. Tranche A was fully subscribed by banks.

Authorised capital is used to service the subordinated convertible bond tranche B. Tranche B with a total nominal value of € 72,360,000, split into 1,809 part convertible bonds, each with a nominal value of € 40,000, maturing on December 31, 2009, convertible for the first time from January 1, 2003 until January 1, 2007 at a ratio of 1 : 5,500 RHI AG shares, interest payable at 6 % p.a., depending on results, was offered for subscription from April 8, to April 30, 2002.

Parts of tranche B were placed privately as tranche C in August 2002 at unchanged convertible bond conditions. At December 31, 2002, 1,064 parts of tranche B and 537 parts of tranche C had been subscribed. Tranches B and C merged again on June 30, 2003.

On December 31, 2004, 3,173 part convertible bonds (31.12.2003: 3,454) had been issued, 70 parts of tranche B had not been subscribed (31.12.2003: 140). These 70 parts are reserved for an option plan for the Board of Management and the Group's senior management.

The following table shows the bond's development:

in € million	Units	Nominal	Discount	Total
31.12.2003	**3,454**	**138.2**	**-8.2**	**130.0**
Conversion	-351	-14.0	0.0	-14.0
Issue	70	2.8	0.2	3.0
Interest				
- through income statement			1.1	1.1
- through equity			0.8	0.8
31.12.2004	**3,173**	**127.0**	**-6.1**	**120.9**

in € million	Units	Nominal	Discount	Total
31.12.2002	**3,410**	**136.4**	**-9.6**	**126.8**
Conversion	-24	-0.9	0.0	-0.9
Issue	68	2.7	0.3	3.0
Interest - through income statement			1.1	1.1
31.12.2003	**3,454**	**138.2**	**-8.2**	**130.0**

The following interest expenses are deferred for convertible bonds at the balance sheet date under other current liabilities:

in € million	2004	2003
Balance at beginning of year	**8.5**	**4.8**
Interest expense	7.8	8.5
Interest paid	-8.6	-4.8
Balance at year-end	**7.7**	**8.5**

(14) Financial liabilities

Financial liabilities contain all other non-current and current interest obligations of the RHI Group existing at the balance sheet date.

	31.12.2004		31.12.2003	
in € million	Carrying amount	Fair value	Carrying amount	Fair value
Liabilites to financial institutions	242.0	239.7	226.8	225.0
Liabilities from finance leases	0.3	0.3	0.5	0.5
Other loans	4.0	4.0	0.0	0.0
Other non-current financial liabilites	**246.3**	**244.0**	**227.3**	**225.5**
Liabilites to financial institutions	41.2	41.2	69.3	69.3
Other loans	2.8	2.8	0.0	0.0
Current financial liabilities	**44.0**	**44.0**	**69.3**	**69.3**
Financial liabilities	**290.3**	**288.0**	**296.6**	**294.8**

The remaining term of long-term liabilities to financial institutions is between one and five years, as in the previous year.

Interest commitments and conditions of long-term and current financial liabilities to financial institutions are listed below:

in € million

31.12.2004				31.12.2003			
Interest terms fixed until[1]	Weighted average interest rate	Currency	Financial liabilities[2]	Interest terms fixed until[1]	Weighted average interest rate	Currency	Financial liabilities[2]
2005	EURIBOR + 50 BP[3]	EUR	215.7	2004	EURIBOR + 50 BP[3]	EUR	214.7
	EURIBOR + margin	EUR	14.5		EURIBOR + margin	EUR	11.0
	LIBOR + 50 BP	USD	9.4		LIBOR + 50 BP	USD	15.9
	LIBOR + 150 BP	USD	8.1		LIBOR + 150 BP	USD	11.7
	Prime Rate	CAD	0.5	2005	4.50%	EUR	4.7
	Interbank Rate + margin	CLP	1.1		7.55%	EUR	17.9
	4.49%	EUR	2.0	2007	3.90%	EUR	4.4
	7.55%	EUR	17.9		4.00%	EUR	9.0
2007	3.90%	EUR	3.2	2009	3.21%	EUR	6.8
	4.00%	EUR	0.7				
2009	3.47%	EUR	6.1				
2010	1.68%	EUR	4.0				
			283.2				**296.1**

1) In some cases, the terms to maturity of the contracts are substantially longer than the period during which interest terms are fixed.

2) Financial liabilities not including finance leases and other loans

3) BP = Basis points

Liabilities to financial institutions contain export financing (including financing of acquisitions) amounting to € 109.3 million (31.12.2003: € 132.5 million).

€ 259.0 million (31.12.2003: € 273.5 million) of the financial liabilities shown are secured by real estate liens and other collateral.

Other collateral pledged consists of:

Pledging of all shares and investments held in Didier-Werke AG, Wiesbaden, Germany; Veitsch-Radex GmbH, Vienna; Veitsch-Radex GmbH & Co, Vienna; Veitsch-Radex Vertriebsgesellschaft mbH, Vienna; RHI Non Ferrous Metals Engineering GmbH (former: Veitsch-Radex-Didier Vertriebsgesellschaft m.b.H.), Leoben; Radex Vertriebsgesellschaft m.b.H., Radenthein; Veitsch-Radex Immobilien GmbH, Vienna; Heraklith AG, Ferndorf; VRD Americas B.V., Arnhem, The Netherlands; Refrattari Italiana S.p.A., Genova, Italy; Lokalbahn Mixnitz-St.Erhard AG, Vienna, and RHI Finance A/S, Hellerup, Denmark;
Pledging of all brand and patent rights of Veitsch-Radex GmbH & Co, Vienna, and RHI AG, Vienna;
Assignment as security of all goods held currently and in future in the warehouses of Veitsch-Radex GmbH & Co, Vienna; and assignment of receivables.

At December 31, 2004, the RHI Group had a total of € 367.2 million (31.12.2003: € 422.1 million) available in credit lines.

Leasing agreements that are classified as finance leases in accordance with IFRS will give rise to payments of around € 0.3 million (31.12.2003: € 0.6 million) in subsequent years. The interest portion included here amounts to less than € 0.1 million (31.12.2003: € 0.1 million).

in € million	31.12.2004	31.12.2003
Leasing payments		
Up to one year	0.0	0.2
1 to 5 years	0.3	0.4
	0.3	0.6
Future interest expense	0.0	-0.1
Liabilities from finance leases	**0.3**	**0.5**

Leasing liabilities are broken down as follows according to the lease terms:

in € million	31.12.2004	31.12.2003
Up to one year	0.0	0.2
1 to 5 years	0.3	0.3
Liabilities from finance leases	**0.3**	**0.5**

(15) Personnel provisions

The following non-current provisions are recorded under personnel provisions:

in € million	31.12.2004	31.12.2003
Pensions	240.9	249.1
Termination benefits	48.9	46.2
Other personnel provisions	25.2	23.9
Personnel provisions	**315.0**	**319.2**

Provisions for pensions

Provisions for pensions, derived from the scope of the obligation and taking fair values of external plan assets into consideration, are broken down as follows:

in € million	2004	2003
Present value of unfunded pension obligations	220.6	231.0
Present value of wholly or partly funded pension obligations	65.7	61.8
Fair value of plan assets	-51.9	-48.2
Unrecognised actuarial gains	6.5	4.5
Amount recognised in the balance sheet at December 31	**240.9**	**249.1**

The pension cost recognised in the income statement arising from the change in provisions for pensions in comparison to the previous year is broken down as follows in 2004:

in € million	2004	2003
Current service cost	2.2	3.2
Interest cost	14.4	14.6
Expected return on plan assets	-0.6	-1.2
Net actuarial gains	-0.1	0.0
Pension cost	**15.9**	**16.6**

The individual components of pension cost are shown in staff costs, with the exception of the interest portion, which is shown in the financial result.

Expected income from external plan assets mainly corresponds to actual income.

The following table shows the development of the net liability for the reporting period and the previous year:

in € million	2004	2003
Amount shown in balance sheet at beginning of year	**249.1**	**257.9**
Currency translation	-0.1	-0.4
Disposal of subsidiaries	0.0	-0.5
Pension cost	15.9	16.6
Direct pension payments	-19.6	-16.6
Contributions to/from external funds	-4.4	-7.9
Amount shown in balance sheet at year-end	**240.9**	**249.1**

The amount of the pension obligation is calculated using actuarial methods and is based on the following assumptions, partly depending on the economic situation in each country:

	31.12.2004	31.12.2003
Interest rate	5.0 % - 6.0 %	5.0 % - 5.5 %
Expected yield on plan assets	4.0 % or 7.0 %	4.0 % or 7.0 %
Salary increase	1.5 % - 3.0 %	1.5 % - 3.0 %
Pension increase	2.0 % - 5.0 %	2.0 % - 5.0 %
Discounts for employee turnover	2.2 %	2.2 %
Retirement age	54 – 65 years	54 – 66 years
Mortality tables		
- Austria	AVÖ-P 1999, Ang	AVÖ-P 1999, Ang
- Germany	Heubeck 1998	Heubeck 1998
- United Kingdom	PA92(base)-3/-1	PA92(base)-3/-1

Provisions for termination benefits

The amounts for provisions shown in the balance sheet at December 31, 2004 and December 31, 2003 are derived from the respective scope of the obligation as follows:

in € million	2004	2003
Present value of unfunded termination benefit obligations	51.8	47.2
Unrecognised actuarial losses	-2.9	-1.0
Amount shown in balance sheet at December 31	**48.9**	**46.2**

The termination benefit cost shown in the income statement for 2004 and 2003 is broken down as follows. All expense components are shown in staff costs, with the exception of the interest portion shown in the financial result:

in € million	2004	2003
Current service cost	3.2	3.3
Interest cost	2.6	2.4
Net actuarial gains	-0.1	0.0
Termination benefit cost	**5.7**	**5.7**

The following table shows the development of the net liability recognised in the balance sheet at year-end 2004 and 2003:

in € million	2004	2003
Amount shown in balance sheet at beginning of year	**46.2**	**46.4**
Disposal of subsidiaries	0.0	-2.1
Termination benefit cost	5.7	5.7
Termination benefit payments	-3.9	-3.4
Transferred assets	0.0	-0.4
Reclassifications	0.9	0.0
Amount shown in balance sheet at year-end	**48.9**	**46.2**

The values recognised in provisions for termination benefits are calculated using the same methods as for provisions for pensions, based on actuarial assumptions that are partly based on country specifics:

	31.12.2004	31.12.2003
Interest rate	4.0 % - 8.5 %	4.75 % - 9.5 %
Salary increase	1.5 % - 8.5 %	1.5 % - 10.0 %
Discounts for employee turnover	2.0 % - 10.0 %	2.2 %
Retirement age	54 – 65 years	54 – 66 years
Mortality tables / Austria	AVÖ-P 1999, Ang	AVÖ-P 1999, Ang

Other personnel provisions

Other personnel provisions developed in the reporting period as follows:

in € million	Anniversary bonuses	Lump-sum settlements	Payments to semi-retirees	Total
31.12.2003	**19.0**	**1.1**	**3.8**	**23.9**
Currency translation	0.1	0.0	0.0	0.1
Use	-0.3	-0.8	-1.5	-2.6
Reversal	-0.2	0.0	0.0	-0.2
Addition	0.9	1.2	2.8	4.9
Reclassifications	0.0	-0.9	0.0	-0.9
31.12.2004	**19.5**	**0.6**	**5.1**	**25.2**

(16) Other provisions

The development of non-current and current provisions is shown in the following table:

	Non-current			**Current provisions**			
in € million	**provisions** for demolition and disposal costs	Demolition, disposal and environmental damage	Warranties	Guarantees given	Compensation claims	Legal disputes	Total current provisions
31.12.2003	**2.5**	**8.2**	**15.5**	**21.3**	**26.9**	**0.4**	**72.3**
Currency translation	0.0	0.0	-0.1	0.0	0.0	0.0	-0.1
Use	0.0	-1.7	-9.0	0.0	-1.0	-0.2	-11.9
Reversal	0.0	0.0	-0.6	-1.7	-2.1	-0.1	-4.5
Addition	0.0	0.2	9.7	0.0	0.2	0.1	10.2
31.12.2004	**2.5**	**6.7**	**15.5**	**19.6**	**24.0**	**0.2**	**66.0**

Demolition and disposal costs

Provisions were set up for the demolition and disposal of buildings and plant no longer required, in keeping with legal obligations. The non-current provisions recorded in the balance sheet are recognised at the expected amount payable of approx. € 2.5 million, as the interest effect of discounting is deemed immaterial.

Demolition and disposal costs, environmental damage

Current provisions for demolition and disposal costs shown in the balance sheet amount to around € 3.4 million (31.12.2003: € 3.5 million). € 3.3 million (31.12.2003: € 4.7 million) of claims due to environmental damage are expected due to contractual and legal obligations.

Warranties

Provisions for warranties contain provisions resulting from claims on warranties and other similar obligations.

Guarantees given

This item shows obligations from guarantees and sureties given to banks and insurance companies in Austria and abroad.

Compensation claims

This item contains provisions for possible claims relating to contractual or constructive obligations from compensation claims and similar payments.

Legal disputes

Provisions were set up for expected costs relating to ongoing or probable legal disputes, court or arbitration proceedings. The amounts set up as provisions were computed on the basis of information provided by and cost estimates made by the group's lawyers and cover all estimated legal costs, fees and possible settlements.

(17) Trade and other current payables

Other non-current liabilities amounting to € 44.5 million (31.12.2003: € 57.4 million) mainly consist of a covered foreign exchange hedging transaction amounting to € 35.1 million (31.12.2003: € 44.3 million). The current portion of this non-current liability amounting to € 11.2 million (31.12.2003: € 12.7 million) is shown under other current liabilities. The foreign exchange transaction comprised three US dollar swap transactions, covered by forward contracts of the same amount in 2003. The liability is compounded and the interest charged to the income statement.

Furthermore, subsidies granted by third parties amounting to € 7.2 million (31.12.2003: € 7.4 million) are shown under other non-current liabilities, and mainly relate to investment promotion. The current portion of subsidies recorded under liabilities amounting to € 0.7 million (31.12.2003: € 1.2 million) is part of other current liabilities. Investment subsidies are reversed with an effect on revenue over the useful life of the plant and equipment concerned in accordance with IAS 20. Evidence that the qualifying conditions have been met – i.e. achievement of certain capital expenditure targets or creation and retention of jobs – has been given to the providers of subsidies.

Trade and other current payables shown in the balance sheet consist of the following:

in € million	31.12.2004	31.12.2003
Trade payables	167.0	131.5
Prepayments received on orders	10.8	8.7
Accounts payable to subsidiaries	0.0	0.1
Accounts payable to associates	1.5	1.6
Other current payables	105.4	124.3
Trade and other payables	**284.7**	**266.2**

The remaining current liabilities are broken down as follows:

in € million	31.12.2004	31.12.2003
Other taxes	12.1	15.2
Liabilities employees and board members	39.6	37.3
Deferred charges	0.8	1.0
Other	52.9	70.8
Other current payables	**105.4**	**124.3**

The carrying amounts of trade and other current payables largely correspond to fair values.

(18) Contingencies and other financial obligations

The following obligations exist at the balance sheet date:

in € million	31.12.2004	31.12.2003
Contingencies	22.0	21.5
Capital commitments	19.1	19.7
Other financial obligations	41.5	37.3
Contingencies and other financial obligations	**82.6**	**78.5**

No provisions are set up for the following contingent liabilities recognised at nominal values, because the risk of the events occurring is deemed less probable:

in € million	31.12.2004	31.12.2003
Liabilities from sureties	4.5	5.0
Liabilities from guarantees	11.8	11.7
Other contingencies	5.7	4.8
Contingencies	**22.0**	**21.5**

Associates account for € 1.7 million (31.12.2003: € 1.5 million) of this figure. No liabilities are assumed for non-consolidated subsidiaries.

Other financial obligations consist of the following:

	Total		Remaining term	
in € million	31.12.2004	up to 1 year	1 to 5 years	over 5 years
Obligations from rental and leasing contracts	33.5	8.3	22.7	2.5
Sundry financial obligations	8.0	2.5	5.5	0.0
Other financial obligations	**41.5**	**10.8**	**28.2**	**2.5**

	Total		Remaining term	
in € million	31.12.2003	up to 1 year	1 to 5 years	over 5 years
Obligations from rental and leasing contracts	34.1	9.3	20.2	4.6
Sundry financial obligations	3.2	0.6	2.6	0.0
Other financial obligations	**37.3**	**9.9**	**22.8**	**4.6**

Other financial obligations to associates amount to € 7.4 million (31.12.2003: € 1.9 million) in total.

Notes on individual items in the income statement

(19) Revenue

Revenue is broken down as follows:

in € million	2004	2003
Revenue (not including construction contracts)	1,290.6	1,224.6
Revenue from construction contracts	6.7	8.0
Revenue	**1,297.3**	**1,232.6**

(20) Change in inventories and other own work capitalised

This item is broken down as follows:

in € million	2004	2003
Changes in inventories	-10.2	-1.4
Other own work capitalised	12.3	8.3
Changes in inventories and other own work capitalised	**2.1**	**6.9**

Changes in inventory comprise the change on the previous year in work in progress and finished goods and services not yet invoiced.

(21) Other income

Other income includes:

in € million	2004	2003
Gains from the disposal of intangible assets and property, plant and equipment	3.0	2.5
Income from reversal of impairment losses on property, plant and equipment	0.0	0.1
Costs passed on and incidental revenue	10.4	8.8
Foreign exchange gains	0.0	3.3
Grants	2.6	2.2
Reversal of grants recognised as liabilities	0.9	1.2
Damage claims	0.2	0.5
Reversal of negative goodwill	0.0	0.1
Other	18.6	11.7
Other income	**35.7**	**30.4**

Foreign exchange gains contain netted profits and losses resulting from exchange rate fluctuations between the time of occurrence (monthly average rate) and the time of payment (spot rate), and from the exchange rate effects of measurement at the prevailing rate on the balance sheet date. If the balance is negative, the exchange losses are presented in other expenses.

Other income contains compensation payments amounting to around € 8.0 million made in the reporting period due to the completion of the Chapter 11 proceedings of DII Industries, LLC, Houston, USA (former owner of Harbison Walker Refractories Co.).

(22) Cost of material and other production services

This item is broken down as follows:

in € million	2004	2003
Cost of material		
Raw materials and supplies	423.9	408.8
Merchandise	53.2	35.1
Other	2.1	4.4
	479.2	448.3
Cost of production services		
Energy	53.5	51.6
External services	22.7	21.6
Other	21.8	19.2
	98.0	92.4
Cost of material and other production services	**577.2**	**540.7**

(23) Staff costs

Staff costs are broken down as follows:

in € million	2004	2003
Wages	116.4	113.6
Salaries	132.6	127.3
Termination benefits		
- Defined benefit plans	3.1	3.3
- Defined contribution plans	0.1	0.0
- Voluntary payments	1.0	0.7
Pensions		
- Defined benefit plans	1.5	2.0
- Defined contribution plans	1.4	0.9
Expenses for social security and payroll-related taxes and contributions	66.6	65.6
Fringe benefits	6.5	5.8
Staff costs	**329.2**	**319.2**

(24) Amortisation of other intangible assets and depreciation of property, plant and equipment

Impairments in 2004 amounted to € 1.5 million (2003: € 3.9 million). These impairments related to obsolete buildings, plant and machinery, which were written down to their probable net recoverable amount. In 2003 impairment losses were also made for real estate of limited resaleability.

The smallest cash-generating unit for the refractories division is each production plant, for the insulating division, each product group. The impairment test is based on value in use. This is computed by discounting future cash flows using the terminal value, a growth rate of 1.5 percent and an interest rate of 6.4 percent.

The impairment losses amounting to € 1.5 million relate wholly to the refractories division.

(25) Other expenses

Other expenses consist of:

in € million	2004	2003
Shipping expenses	76.5	80.4
Commission expenses	26.0	25.0
Other external services	25.5	22.0
Foreign exchange losses	4.9	0.0
Travel expenses	19.3	18.3
Entertainment expenses	1.0	1.2
External repairs	15.3	16.9
Rental costs and leasing expenses	14.5	14.5
Legal, auditing and consulting fees	9.8	11.7
Insurance premiums	9.5	9.3
Office and administrative expenses	10.8	10.7
IT expenses	6.7	6.6
Impairment losses on receivables	2.1	5.1
Gains from the reversal of impairment losses on receivables	-3.1	-1.8
Other distribution expenses	8.0	8.8
Postage and telephone charges	5.5	5.2
Credit card and bank charges	4.3	4.4
Taxes not included in income taxes	1.9	3.1
Other expenses	8.8	9.2
Gains from the reversal of provisions	-4.5	-15.3
Other expenses	**242.8**	**235.3**

Foreign exchange losses contain netted profits and losses from changes in exchange rates between the rate on initial recognition (monthly average rate) and at the time of payment (spot rate), and exchange rate effects from measurement at the balance sheet date. If the balance is positive, these foreign exchange gains are presented under other income.

(26) Financial result

The financial result includes the interest result and the other financial result.

in € million	2004	2003
Interest result	-35.5	-40.6
Other financial result	0.5	10.4
Financial result	**-35.0**	**-30.2**

The interest result is computed as follows:

in € million	2004	2003
Gains from securities and non-current receivables	1.4	1.7
Other interest and similar income	1.8	1.8
Interest and similar expenses	-38.7	-44.1
Interest result	**-35.5**	**-40.6**

Interest and similar expenses include the interest portion of personnel provisions amounting to € 17.2 million in total (2003: € 17.3 million), and the interest portion of finance leasing amounting to € 0.0 million (2003: € 0.1 million). No interest expense was incurred from compounding non-current provisions, as in the previous year.

The other financial result is broken down as follows:

in € million	2004	2003
Income from investments	0.1	0.1
Losses from investments	-0.2	0.0
Gains from the disposal of and writeup to financial assets and current securities	0.6	11.3
Writedowns on other financial assets and current securities	0.0	-0.1
Losses on the disposals of current securities	0.0	-0.9
Other financial result	**0.5**	**10.4**

Gains from the disposal of and writeup to financial assets and current securities include € 0.0 million (2003: € 10.6 million) reclassified due to the disposal of available-for-sale financial instruments shown in equity to recognition in the income statement.

(27) Result from associates

The contribution to profit after income taxes of shares in associates, over which significant control is exercised, and which are consolidated using the equity method, is € 5.4 million (2003: € 4.5 million).

In contrast to the previous year, results from associates are shown after income taxes.

From January 1, 2004 in accordance with IFRS 3, goodwill is no longer amortised systematically (2003: € 0.3 million).

(28) Income taxes

Income taxes comprise taxes on income and earnings paid or owed by the individual companies and deferred taxes.

The breakdown is as follows:

in € million	2004	2003
Current tax expense	11.5	22.4
Deferred tax (income) / expense relating to the origination and reversal of		
- temporary differences	-11.1	-6.5
- tax losses	5.9	2.9
	-5.2	-3.6
Income taxes	**6.3**	**18.8**

The income tax expense for 2004 amounting to € 6.3 million is € 29.7 million lower than the arithmetic tax expense of € 36.0 million resulting from application of the corporate income tax rate of 34 percent on the group's pre-tax result. The reasons for the difference between the arithmetic and the recognised tax expense for the group are as follows:

in € million	2004	2003
Profit before income taxes	**106.0**	**96.3**
Arithmetic tax expense	**36.0**	**32.7**
Different foreign tax rates	-0.1	-0.5
Expenses not deductible for tax purposes	6.2	3.0
Income not subject to tax	-12.2	-8.1
Amortisation of goodwill not deductible for tax purposes and reversal of negative goodwill not subject to tax	0.0	0.5
Reduction in actual income tax expense due to utilisation of previously unrecognised tax losses and temporary differences	-27.2	-14.1
Reduction in deferred income tax expense due to utilisation of previously unrecognised tax losses and temporary differences	-12.2	-18.7
Deferred tax expense/(income) due to changes in tax rates or to the imposition of new taxes	16.4	-0.7
Current income tax relating to prior periods	-4.2	4.8
Other	3.6	19.9
Recognised tax expense	**6.3**	**18.8**

Notes on the cash flow statement

The cash flow statement, which is derived from the consolidated financial statements of RHI AG using the indirect method, includes cash inflows and outflows from operating activities, investing activities and from financing activities.

The cash flow statement cannot be derived directly from changes in balance sheet items, as the effects of changes to the consolidated group and currency translation are non-cash items. The changes in balance sheet items of companies reporting in foreign currencies are translated at annual average exchange rates.

(29) Cash flow from operating activities

Cash flow from operating activities shows the inflow of cash and cash equivalents, based on profit after income taxes, adjusted for non-cash expenses and income (mainly depreciation and amortisation), and for results attributable to cash flow from investing or financing activities, and to tax receipts and payments after the change in funds tied up in working capital.

in € million	2004	2003
Profit after income taxes	99.7	77.5
Adjustments for		
Income taxes	6.3	18.8
Depreciation and amortisation of non-current assets	48.8	48.8
Impairment losses on non-current assets	1.5	3.9
Writeups to non-current assets	-0.6	-0.3
Proceeds from sale of property, plant and equipment and intangible assets	-0.2	-1.7
Proceeds from sale of financial assets	0.0	-0.3
Interest result	35.5	40.6
Dividend income	-0.1	-0.1
Result from associates	-5.4	-4.2
Other	0.8	-11.7
Change in working capital		
Inventories	-27.9	-9.4
Trade receivables	-23.5	13.2
Trade payables	36.0	-1.8
Other receivables and assets	-4.2	2.2
Provisions	-25.7	-39.2
Other liabilities	-27.9	-17.2
Cash flow from operating activities	**113.1**	**119.1**
Income taxes paid	-5.6	-18.9
Net cash from operating activities	**107.5**	**100.2**

(30) Cash flow from investing activities

Cash flow from investing activities shows inflows and outflows relating to disposals of and additions to non-current assets.

Cash effects relating to the acquisition and sale of shares in fully consolidated subsidiaries (net change in cash and cash equivalents from initial consolidation and deconsolidation) are shown separately.

The cash flow from the disposal of subsidiaries amounting to € 7.4 million shown last year results from the sale price realised less cash and cash equivalents of the sold entities amounting to € 1.3 million.

Interest and dividend payments are attributed to cash flow from investing activities.

(31) Cash flow from financing activities

Cash flow from financing activities includes outflows in the form of dividend payments, the change in the convertible bond due to issue and conversion, the change in liabilities to financial institutions and changes in other financial receivables and financial liabilities to financial institutions.

The conversion of convertible bonds to a value of € 14.1 million (2003: € 0.9 million) is not presented separately in the cash flow statement, as this is a non-cash transaction.

Interest payments are attributed to cash flow from financing activities, although the interest portion of social capital is shown as a non-cash change in personnel provisions.

Other disclosures

(32) Segment reporting

Primary segmentation by division in 2004

The RHI Group is engaged in the refractories and the insulating segments. The remaining activities of its former waterproofing division in 2003 and 2004 and overhead and consolidation measures are presented under elimination/other.

in € million	Refractories	Insulating	Elimination/ Other	RHI Group
External revenue	1,098.6	181.5	17.2	**1,297.3**
Intragroup revenue	4.0	0.0	-4.0	**0.0**
Segment revenue	**1,102.6**	**181.5**	**13.2**	**1,297.3**
Operating result	123.2	10.1	2.3	**135.6**
Financial result				**-35.0**
Result from associates	3.8	1.6		**5.4**
Profit before income taxes				**106.0**
Income taxes				**-6.3**
Profit after income taxes				**99.7**
Profit attributable to				
equity holders of RHI AG				**95.0**
minority interest				**4.7**
Investments in associates	16.0	23.1		**39.1**
Other assets	939.7	163.5	-55.9	**1,047.3**
Unattributed assets				**167.6**
Total assets				**1,254.0**
Debt	814.8	149.9	-56.0	**908.7**
Unattributed debts				**655.8**
Total debt				**1,564.5**
Investments	66.0	7.3	0.1	**73.4**
Prepayments on investments		20.0		**20.0**
Depreciation and amortisation	39.6	9.1	0.1	**48.8**
Impairment	1.5			**1.5**
Employees (average)	5,936	1,713	158	**7,807**

Primary segmentation by division in 2003

in € million	Refractories	Insulating	Elimination/ Other	RHI Group
External revenue	1,030.2	166.9	35.5	**1,232.6**
Intragroup revenue	3.4	0.0	-3.4	**0.0**
Segment revenue	**1,033.6**	**166.9**	**32.1**	**1,232.6**
Operating result	115.9	7.1	-1.0	**122.0**
Financial result				**-30.2**
Result from associates	1.9	2.6		**4.5**
Profit before income taxes				**96.3**
Income taxes				**-18.8**
Profit after income taxes				**77.5**
Profit attributable to				
equity holders of RHI AG				**72.9**
minority interest				**4.6**
Investments in associates	15.5	21.7		**37.2**
Other assets	848.4	164.8	-33.6	**979.6**
Unattributed assets				**153.9**
Total assets				**1,170.7**
Debt	798.0	133.5	-29.2	**902.3**
Unattributed debts				**691.1**
Total debt				**1,593.4**
Investments	48.0	10.2	0.3	**58.5**
Acquisitions	2.2	0.1	0.1	**2.4**
Depreciation and amortisation	39.2	9.0	0.6	**48.8**
Impairment	3.9			**3.9**
Employees (average)	5,764	1,712	360	**7,836**

Secondary segmentation by region

Secondary segment reporting is based on geographical regions. Revenues are segmented by customer location and asset-related figures by the company's own locations.

	01.01. - 31.12.2004		31.12.2004	01.01. - 31.12.2003		31.12.2003
in € million	**Revenue**	**Investments**	**Assets**	**Revenue** [1]	**Investment** [1]	**Assets** [1]
Austria	102.5	21.7	451.6	78.8	17.9	409.4
Rest of the EU	536.6	22.2	337.5	530.3	20.9	339.9
Other Europe	124.9	0.4	16.5	135.7	0.9	21.5
North and South America	261.7	2.6	156.5	256.4	10.4	126.5
Asia-Pacific, Africa	271.6	26.5	108.8	231.4	8.4	73.7
Consolidation	0.0	0.0	183.1	0.0	0.0	199.7
Total	**1,297.3**	**73.4**	**1,254.0**	**1,232.6**	**58.5**	**1,170.7**

1) Previous year has been adjusted due to the EU accession of 10 states.

(33) Earnings per share

Earnings per share are calculated under IAS 33 by dividing the profit attributable to equity holders of RHI AG by the weighted number of shares issued.

	2004	2003
Profit attributable to equity holders of RHI AG (in € million)	95.0	72.9
Weighted average number of shares	20,537,271	19,940,834
Undiluted earnings per share (in €)	**4.63**	**3.65**
Profit attributable to equity holders of RHI AG (in € million)	95.0	72.9
Plus interest expense of convertible bonds	8.9	9.6
Less current taxes	-3.0	-3.3
Adjusted result for the period	100.9	79.2
Weighted average number of shares	20,537,271	19,940,834
Potential number of shares from convertible bonds	18,608,544	18,904,721
Number of diluted shares	39,145,815	38,845,555
Diluted earnings per share (in €)	**2.58**	**2.04**

(34) Derivative financial instruments

Derivates in orders or embedded in trade receivables in third currencies are presented as a separate liability item and amount to approx. € 0.8 million (31.12.2003: separate asset item amounting to approx. € 0.1 million and separate liability item amounting to € 0.6 million). The effect on the income statement is € -0.3 million (2003: € -0.4 million).

(35) Notes on related party transactions

Related party transactions are treated as transactions with independent third parties.

The volume of services rendered to or provided by, and the outstanding receivables from and payables to the main related parties are broken down as follows:

	2004		**2003**	
in € million	Volume of services rendered	Receivables	Volume of services rendered	Receivables
Associates				
Non-current and current portion of non-current receivables				
DCD Ideal spol. s.r.o., Dynin, Czech Republic	0.1	1.8	0.1	2.3
Termo d.d., Skofja Loka, Slovenia	0.1	3.1	0.2	4.7
	0.2	4.9	0.3	7.0
Trade receivables				
Magnomin S.A., Athens, Greece	0.0	0.0	0.0	0.1
Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	0.0	0.0	0.0	0.2
Stopinc AG, Hünenberg, Switzerland	0.7	0.1	0.0	0.0
Termo d.d., Skofja Loka, Slovenia	6.8	1.0	7.1	1.0
Other				
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	1.6	0.4	1.6	0.3
Magnomin S.A., Athens, Greece	0.1	0.2	0.0	0.3
Stopinc AG, Hünenberg, Switzerland	0.2	0.1	0.2	0.0
Termo d.d., Skofja Loka, Slovenia	0.0	0.0	0.1	0.3
	9.4	1.8	9.0	2.2
Related party transactions	**9.6**	**6.7**	**9.3**	**9.2**

in € million	2004 Volume of services provided by related parties	Payables	2003 Volume of services provided by related parties	Payables
Subsidiaries				
Trade payables				
Dolomite Franchi GmbH, Hattingen, Germany	0.0	0.0	0.4	0.0
Other				
Dr.-Ing.-Petri & Co. Unterstützungs-Gesellschaft mbH, Duisburg, Germany	0.0	0.0	0.0	0.1
	0.0	0.0	0.4	0.1
Associates				
Trade payables				
MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	0.0	0.6	0.0	0.5
Stopinc AG, Hünenberg, Switzerland	0.1	0.6	0.0	0.3
Termo d.d., Skofja Loka, Slovenia	0.4	0.3	0.1	0.4
Other				
Stopinc AG, Hünenberg, Switzerland	2.3	0.0	2.2	0.0
Termo d.d., Skofja Loka, Slovenia	0.0	0.0	0.3	0.4
	2.8	1.5	2.6	1.6
Related party transactions	**2.8**	**1.5**	**3.0**	**1.7**

The income statement includes expenses for the Board of Management in 2004 amounting to € 2.9 million (2003: € 2.8 million). Liabilities and provisions for the Board of Management amount to € 1.7 million (31.12.2003: € 2.6 million). Total Board of Management remuneration in the past financial year amounted to € 3.5 million (2003: € 3.0 million).

Remuneration of former members of the Board of Management and their dependents amounted to € 0.6 million (2003: € 0.3 million).

Remuneration of Supervisory Board members amounted to € 0.1 million in 2004 (2003: € 0.1 million). These emoluments were recognised as an expense in the reporting period.

At the balance sheet date, neither loans to members of the Board of Management or the Supervisory Board nor contingent liabilities credited to these persons existed.

(37) Option plan

Options granted

At the Supervisory Board Meeting of RHI AG of January 21, 2003, the convertible bond management stock option plan published in the Wiener Zeitung on 3/4 January 2003, based on the joint report of the Board of Management and the Supervisory Board in accordance with §§ 95 (6) and 159 (2) line 3 AktG, was adopted.

The convertible bond management stock option plan comprises options to acquire a total of 210 part convertible bearer bonds. Each option entitles the holder to acquire one part.

The options can be exercised in three identical tranches in 2003, 2004 and 2005, within three months of the date on which the consolidated financial statements are published for each past business year.

The exercise price for the acquisition of a part convertible bond for 2003 is set at the nominal amount of the part convertible bond, i.e. € 40,000 per part convertible bond. The exercise price for 2004 is € 44,000, for 2005 € 48,000.

60 options have been allocated to RHI AG and Heraklith AG Management Board members. Each of the four Management Board members of RHI AG and Heraklith AG is entitled to purchase a maximum of 5 options each year. 150 options are allocated to senior management, each person being entitled to acquire a maximum of two options per year. No options were granted to the Supervisory Board.

2004	Total number of options granted	Number of options granted in reporting period	Number of options exercised/lapsed in reporting period	Number of options outstanding at balance sheet date	Estimated value of options at balance sheet date in €
RHI AG Board of Management:					
DI Dr. Helmut Draxler	15	0	-5	5	510,000
DI Dr. Andreas Meier	15	0	-5	5	510,000
Mag. Dr. Eduard Zehetner	15	0	-5	5	510,000
Heraklith AG Board of Management:					
Mag. Roland Platzer	15	0	-5	5	510,000
Senior Management	150	0	-50	50	5,100,000
Options granted	**210**	**0**	**-70**	**70**	**7,140,000**

2003	Number of options granted in reporting period	Number of options exercised/lapsed in reporting period	Number of options outstanding at balance sheet date	Estimated value of options at balance sheet date in €
RHI AG Board of Management:				
DI Dr. Helmut Draxler	15	-5	10	800,000
DI Dr. Andreas Meier	15	-5	10	800,000
Mag. Dr. Eduard Zehetner	15	-5	10	800,000
Heraklith AG Board of Management:				
Mag. Roland Platzer	15	-5	10	800,000
Senior Management	150	-50	100	8,000,000
Options granted	**210**	**-70**	**140**	**11,200,000**

Option rights are not transferable and are therefore not subject to a holding period.

A part convertible bond can be converted into 5,500 RHI AG shares.

Options exercised

2004	Number of options exercised in reporting period	Exercise price in €	Value when exercised in €
RHI AG Board of Management:			
DI Dr. Helmut Draxler	5	220,000	400,000
DI Dr. Andreas Meier	5	220,000	400,000
Mag. Dr. Eduard Zehetner	5	220,000	400,000
Heraklith AG Board of Management:			
Mag. Roland Platzer	5	220,000	400000
Senior Management	44	1,936,000	3,520,000
Options exercised	**64**	**2,816,000**	**5,120,000**

2003	Number of options exercised in reporting period	Exercise price in €	Value when exercised in €
RHI AG Board of Management:			
DI Dr. Helmut Draxler	5	200,000	220,000
DI Dr. Andreas Meier	5	200,000	220,000
Mag. Dr. Eduard Zehetner	5	200,000	220,000
Heraklith AG Board of Management:			
Mag. Roland Platzer	0	0	0
Senior Management	40	1,600,000	1,760,000
Options exercised	**55**	**2,200,000**	**2,420,000**

Neither the market value nor the intrinsic value of the options granted is recognised in the income statement as a compensation expense.

(37) Events after the balance sheet date

RHI made a prepayment for a fifty percent share in Eurovek d.o.o., Ljubljana, Slovenia in December 2004. The shares in the entity were acquired at the end of January 2005 once all conditions had been met.

Via its fully consolidated subsidiary, Didier-Werke AG, Wiesbaden, Germany, the RHI Group owns a 33.33 percent share in MARVO Feuerungs- und Industriebau GmbH, whose headquarters are in Kerpen, Germany. This company specialises in supplying industrial kilns with refractory products. On February 11, 2005, Didier-Werke AG concluded a contract of sale for the complete takeover of all parts of the business. The complete takeover of MARVO Feuerungs- und Industriebau GmbH, Kerpen, Germany, also included the takeover of its subsidiary, MARVO Feuerungs- und Industriebau GmbH in Apfelborn, Germany. The transaction was approved under anti-trust law on March 7, 2005.

As the opening balance sheets of the acquired entities are not yet available, no detailed information can be provided as to the effects on the consolidated balance sheet at this point.

The RHI Group does not expect any further financial loss or adverse effect on results to ensue from the continuation and conclusion of the Chapter 11 proceedings concerning its former US subsidiaries. The Chapter 11 proceedings are still ongoing.

(38) RHI Group Companies at December 31, 2004

The following table lists all the interest held by the RHI Group:

	Type of consolidation	Parent	Currency	Nominal capital in local currency	Share in group companies %
1. RHI AG, Vienna, Austria	F		EUR	159,753,341	
Refractories Division					
2. Betriebs- und Baugesellschaft mbH, Wiesbaden, Germany	F	7.	EUR	894,761	100.00
3. Corrosion Technology Peru, S.A. i.L., Lima, Peru	F	13.	PEN	31,021	100.00
4. D.S.I.P.C.-Didier Société Industrielle de Production et de Constructions, Breuillet, France	F	7.	EUR	1,735,990	99.88
5. Didier Belgium N.V., Evergem, Belgium	F	56.	EUR	74,368	99.99
6. Didier Vertriebsgesellschaft mbH, Wiesbaden, Germany	F	7.	EUR	178,952	100.00
7. Didier-Werke AG, Wiesbaden, Germany	F	1.,21.	EUR	63,000,000	97.54
8. Dolomite Franchi S.p.A., Brescia, Italy	F	28.	EUR	5,940,000	60.00
9. Dutch MAS B.V., Arnhem, Netherlands	F	7.	EUR	30,000	100.00
10. FC Technik AG, Winterthur, Switzerland	F	36.	CHF	100,000	51.00
11. Full Line Supply Africa (PTY) Limited, Sandton, South Africa	F	21.	ZAR	100	100.00
12. Gen-X Technologies Inc., Burlington, Ontario, Canada	F	31.	CAD	20	100.00
13. GIX International Limited, Wakefield, Great Britain	F	15.	GBP	1,004	100.00
14. INDRESCO U.K. Ltd., Wakefield, Great Britain	F	13.	GBP	10,029,218	100.00
15. Latino America Refractories ApS, Copenhagen, Denmark	F	65.	EUR	20,000	100.00
16. Lokalbahn Mixnitz-St.Erhard AG, Vienna, Austria	F	62.	EUR	119,397	100.00
17. Magnesit Anonim Sirketi, Istanbul, Turkey	F	9.	TRL	8,392,999,999,500	100.00
18. Magnesitwerk Aken Vertriebsgesellschaft mbH, Aken, Germany	F	7.	EUR	130,000	100.00
19. OOO RHI CIS, Moscow, Russia	F	1.,21.	RUB	1,929,487	100.00
20. Oy Tulenkestävät Tiilet AB, Helsinki, Finland	F	50.	EUR	5,046	100.00
21. Radex Vertriebsgesellschaft mbH, Radenthein, Austria	F	61.	EUR	36,336	100.00
22. REFEL S.p.A., San Vito al Tagliamento, Italy	F	7.	EUR	5,200,000	100.00
23. Refmex, S. de R.L. de C.V., Ramos Arizpe, Mexico	F	24.,65.	MXN	28,202,541	100.00
24. Refractarios Green, S. de R.L. de C.V., Ramos Arizpe, Mexico	F	15.,65.	MXN	152,692,434	100.00
25. Refractarios RHI CHILE LTDA., Santiago, Chile (former: RHI CHILE S.A.)	F	13.,65.	CLP	12,073,359,422	100.00
26. Refractory Intellectual Property GmbH, Vienna, Austria	F	1.	EUR	35,000	100.00
27. Refractory Intellectual Property GmbH & Co KG, Vienna, Austria	F	1.,26.	EUR	10,000	100.00
28. Refrattari Italiana S.p.A., Genova, Italy	F	21.	EUR	4,160,000	100.00
29. RHI Africa Investment Holdings (Pty) Ltd., Sandton, South Africa	F	7.	ZAR	215,705	100.00
30. RHI Argentina S.R.L., Buenos Aires, Argentina	F	15.,65.	ARS	10,000	100.00
31. RHI Canada Inc., Burlington, Ontario, Canada	F	65.	CAD	10,704,750	100.00
32. RHI CHILE S.A., Santiago, Chile	F	13.,65.	CLP	12,774,407,413	100.00
33. RHI Dinaris GmbH, Wiesbaden, Germany	F	56.	EUR	500,000	100.00
34. RHI Finance A/S, Hellerup, Denmark	F	1.	EUR	70,000	100.00
35. RHI GLAS GmbH, Wiesbaden, Germany (former: VRD-Glas GmbH)	F	56.	EUR	500,000	100.00
36. RHI Non Ferrous Metals Engineering GmbH, Leoben, Austria	F	1.	EUR	36,336	100.00
37. RHI-REFMEX, S.A. de C.V., Ramos Arizpe, Mexico	F	24.,65.	MXN	83,937,649	100.00
38. RHI Refractories Africa (Pty) Ltd., Sandton, South Africa	F	29.	ZAR	10,000	100.00
39. RHI Refractories Andino C.A., Puerto Ordaz, Venezuela	F	65.	VEB	1,600,000,594	100.00
40. RHI Refractories Asia Ltd., Hong Kong, PR China	F	57.	HKD	1,000	100.00
41. RHI Refractories Asia Pacific Pte. Ltd., Singapore	F	1.	SGD	300,000	100.00
42. RHI Refractories (Dalian) Co., Ltd., Dalian, PR China	F	1.	CNY	99,323,820	100.00
43. RHI Refractories España, S.A., Lugones, Spain	F	9.	EUR	1,200,000	100.00
44. RHI Refractories France S.A., Breuillet, France	F	57.	EUR	703,800	100.00
45. RHI Refractories Holding Company, Dover, Delaware, USA	F	65.	USD	1	100.00
46. RHI Refractories Ibérica, S.L., Madrid, Spain	F	57.	EUR	30,050	100.00
47. RHI Refractories Italiana s.r.l., Brescia, Italy	F	57.	EUR	110,000	100.00
48. RHI Refractories Liaoning Co. Ltd, Bayuquan, Yingkou Liaoning, PR China	F	62.	CNY	180,000,000	60.00
49. RHI Refractories Mercosul Ltda, Sao Paulo, Brazil	F	65.	BRL	49,250	99.50
50. RHI Refractories Nord AB, Stockholm, Sweden	F	57.	SEK	1,000,000	100.00
51. RHI Refractories Site Services GmbH, Wiesbaden, Germany	F	7.	EUR	1,025,000	100.00
52. RHI Refractories (Site Services) Ltd., Cirencester, Great Britain	F	53.	GBP	2	100.00
53. RHI Refractories Spaeter GmbH, Urmitz, Germany	F	7.	EUR	256,157	66.67
54. RHI Refractories UK Limited, Clydebank, Great Britain	F	7.	GBP	8,875,000	100.00
55. RHI Rückversicherungs AG, Vaduz, Liechtenstein	F	21.	CHF	900,000	100.00
56. RHI Urmitz AG & Co KG, Urmitz, Germany	F	6.,7.	EUR	2,454,250	100.00
57. SAPREF AG für feuerfestes Material, Basel, Switzerland	F	65.	CHF	4,000,000	100.00
58. Veitsch-Radex America Inc., Burlington, Ontario, Canada	F	31.	CAD	1	100.00
59. Veitsch-Radex America Inc., Wilmington, Delaware, USA	F	31.	USD	100	100.00
60. Veitsch-Radex GmbH, Vienna, Austria	F	1.	EUR	35,000	100.00

	Type of consolidation	Parent	Currency	Nominal capital in local currency	Share in group companies %
61. Veitsch-Radex GmbH & Co, Vienna, Austria	F	1.,60.	EUR	106,000,000	100.00
62. Veitsch-Radex Immobilien GmbH, Vienna, Austria	F	1.,21.	EUR	35,000	100.00
63. Veitsch-Radex Vertriebsgesellschaft mbH, Vienna, Austria	F	1.	EUR	36,336	100.00
64. Veitscher Vertriebsgesellschaft mbH, Vienna, Austria	F	1.	EUR	36,336	100.00
65. VRD Americas B.V., Arnhem, Netherlands	F	1.,21.	EUR	34,033,970	100.00
66. Zimmermann & Jansen GmbH, Düren, Germany	F	7.	EUR	3,835,000	100.00
67. Didier (Zambia) Ltd., Kitwe, Zambia	N	7.	ZMK	200,000	80.00
68. Dolomite Franchi GmbH, Hattingen, Germany	N	8.	EUR	25,564	100.00
69. Dr.-Ing.-Petri & Co. Unterstützungs-Gesellschaft mbH, Duisburg, Germany	N	7.	DEM	50,000	100.00
70. RHI Réfractaires Algérie E.U.R.L., Sidi Amar, Algeria	N	44.	DZD	100,000	100.00
71. Thor Ceramics Limited, Clydebank, Great Britain	N	7.	GBP	0	100.00
72. Dolomite di Montignoso S.p.A. i.L., Genova, Italy	E	28.	EUR	743,600	28.56
73. MAGNIFIN Magnesiaprodukte GmbH & Co KG, St. Jakob, Austria	E	1.,76.	EUR	9,447,468	50.00
74. Società Dolomite Italiana SDI S.p.A., Gardone Val Trompia, Italy	E	28.	EUR	208,000	50.00
75. Stopinc AG, Hünenberg, Switzerland	E	7.	CHF	1,000,000	50.00
76. MAGNIFIN Magnesiaprodukte GmbH, St. Jakob, Austria	I	1.	EUR	35,000	50.00
77. MARVO Feuerungs- und Industriebau GmbH, Sindorf-Kerpen, Germany	I	7.	EUR	513,450	33.33
78. Treuhandgesellschaft Feuerfest mbH, Bonn, Germany	I	7.	DEM	50,000	28.00
79. Zimmermann & Jansen Siam Co. Ltd., Rayong, Thailand	I	66.	THB	4,000,000	39.80
Insulating Division					
80. C&G Verwaltungsgesellschaft mbH, Bad Berka, Germany	F	89.	EUR	26,000	100.00
81. Deutsche Heraklith GmbH, Simbach, Germany	F	83.	EUR	4,857,400	100.00
82. Global B&C d.o.o., Ljubljana, Slovenia	F	93.	SIT	2,100,000	100.00
83. Heraklith AG, Ferndorf, Austria	F	61.,62.	EUR	7,500,000	100.00
84. Heraklith Consulting & Engineering GmbH, Fürnitz, Austria	F	83.	EUR	17,500	100.00
85. Heraklith España S.L., Gijon, Spain	F	89.	EUR	3,005	100.00
86. Heraklith Hungaria Kft., Zalaegerszeg, Hungary	F	83.	HUF	100,000,000	100.00
87. Heraklith Nederland B.V., Bussum, Netherlands	F	89.	EUR	18,151	100.00
88. Heraklith Polska Sp.z.o.o., Sroda, Poland	F	83.	PLN	100,000	100.00
89. Heraklith VerwaltungsgmbH, Simbach, Germany	F	83.	EUR	26,000	100.00
90. IDEAL - Baustoffwerk Mathias Reichenberger Gesellschaft m.b.H. & Co. KG., Frankenmarkt, Austria	F	83.,93.	EUR	5,087	100.00
91. Izomat a.s., Nova Bana, Slovakia	F	83.,99.	SKK	499,476,000	
92. Nobasil CZ spol. s.r.o., Brno, Czech Republic	F	91.	CZK	200,000	100.00
93. Mathias Reichenberger Gesellschaft m.b.H., Frankenmarkt, Austria	F	83.	EUR	18,168	100.00
94. Termika d.o.o., Novi Marof, Croatia	F	93.,99.	HRK	37,882,800	
95. Thüringer Dämmstoffwerke GmbH & Co KG, Bad Berka, Germany	F	80.,89.	EUR	932,596	100.00
96. Heraklith South Africa (Pty) Ltd. i.L., Johannesburg, South Africa	N	83.	ZAR	4,000	49.00
97. DCD Ideal spol. s.r.o., Dynin, Czech Republic	E	93.	CZK	180,000,000	50.00
98. Magnomin S.A., Athens, Greece	E	83.	EUR	1,024,536	49.00
99. Termo d.d., Skofja Loka, Slovenia	E	82.,83.	SIT	1,706,620,000	
100. Lipka spol. s.r.o., Pecky, Czech Republic	I	81.	CZK	102,000	50.00
Other					
101. Isolit Isolier GmbH, Vienna, Austria	F	84.	EUR	646,788	100.00

i.l. ....in liquidation

F.... full consolidation
E....equity consolidation
N....non-consolidation
I.... investments

Exemption to compile consolidated financial statements in accordance with § 245 a HGB (Austrian Commercial Code)

Reporting in accordance with International Financial Reporting Standards (IFRS)
The consolidated financial statements at December 31, 2004 were drawn up according to International Financial Reporting Standards (IFRS). Pursuant to § 245 a HGB, these statements prepared in accordance with IFRS need not be compiled in accordance with HGB. Consequently, additional disclosures are required pursuant to § 245 a Sec. 1 lines 1 – 3 HGB.

Notes on significant differences between IFRS and the 7th EU Directive
Due to the EU Regulation passed on September 29, 2003 by the EU Commission relating to the adoption of certain international financial reporting standards that are compatible with the EU Regulation of the European Parliament and the Council of July 19, 2002 and with the EU Directive passed by the European Parliament and the Council on June 18, 2003 amending the fourth and seventh EU Directives, there are no significant discrepancies between IFRS and the seventh EU Directive.

Notes on the main differences between IFRS and Austrian reporting requirements (HGB)

Consolidated group
The subsidiary Lokalbahn Mixnitz-St.Erhard AG, Vienna, would be recorded at equity in the HGB consolidated financial statements as its business activities differ from those of the group. This company is fully consolidated under IFRS.

Capital consolidation
With the introduction of IFRS 3 "Business Combinations" as the successor to IAS 22, goodwill is no longer systematically amortised but is tested annually for impairment, if the goodwill results from an acquisition which was agreed on or after March 31, 2004. In accordance with HGB, the goodwill can be offset against accumulated profit or can be amortised systematically over its useful life.

Internally generated intangible assets
Internally generated intangible assets are capitalised under IFRS if all the criteria of IAS 38 are met, and are amortised over their estimated useful lives.

Securities
According to Austrian reporting requirements, current and non-current securities are recognised at the lower of cost or market. Measurement of available-for-sale securities according to IFRS, by contrast, is at fair value, with unrealised gains/losses using the option in IAS 39 (revised 2000) to be recognised directly in equity.

Revenue recognition by reference to stage of completion of construction contracts / services rendered
According to IAS 11 / IAS 18, the profit from construction contracts / services rendered is recognised as soon as it can be reliably estimated, according to the stage of completion. According to HGB, recognition over and above production cost is only permitted for long-term construction contracts in the amount of the proportionate administrative and distribution costs.

Foreign currency translation
There is a difference between both reporting systems regarding the recognition of unrealised gains from foreign currency translation at the balance sheet date. According to Austrian law, only unrealised losses are recognised in keeping with the imparity principle, whereas unrealised gains must also be recognised under IFRS.

Deferred taxes
In contrast to HGB, deferred tax assets are recognised for loss carryforwards in accordance with IFRS, provided these tax loss carryforwards will probably be used against future taxable income.

Provisions

Under IFRS, provisions may only be set up for obligations to third parties. Provisions for expenses are not permissible.

Presentation requirements

Under IFRS, current and non-current items are classified separately in the balance sheet. In contrast to the requirements of the HGB, amounts that would be classified as a provision under Austrian law are recorded under current liabilities.

Prepaid expenses and deferred charges are shown as the final assets and liabilities item respectively under § 224 HGB. These items are summarised under other receivables or liabilities under IFRS.

Additional disclosures pursuant to § 245 a Sec.1 line 3 HGB

Expenses for termination benefits including payments to "Mitarbeitervorsorgekassen" (statutory termination benefits scheme) and for pensions

Expenses for termination benefits including payments to "Mitarbeitervorsorgekassen" (statutory termination benefit scheme) and for pensions are broken down as follows:

in € million	2004	2003
Board of Management and Senior Management	0.7	1.0
Other employees	6.1	5.4
Expenses for termination benefits including payments to "Mitarbeitervorsorgekasse" (statutory termination benefit scheme)	**6.8**	**6.4**

Expenses for termination benefits including payments to "Mitarbeitervorsorgekassen" (statutory termination benefit scheme) contain expenses for termination benefits amounting to € 6.7 million (2003: € 6.4 million).

in € million	2004	2003
Board of Management and Senior Management	3.1	4.0
Other employees	14.2	13.5
Expenses for pensions	**17.3**	**17.5**

Headcount

Average headcount was:

	2004	2003
Salaried employees	2,984	2,932
Waged workers	4,823	4,904
Total	**7,807**	**7,836**

Headcount at the balance sheet date was:

	31.12.2004	31.12.2003
Salaried employees	3,002	2,874
Waged workers	4,772	4,763
Total	**7,774**	**7,637**

Members of the Board of Management and the Supervisory Board

The following served on the parent company's Board of Management in the reporting period:

DI Dr. Helmut Draxler, Vienna, CEO
DI Dr. Andreas Meier, Niklasdorf, Deputy CEO
Mag. Dr. Eduard Zehetner, Vienna

The following served on the Supervisory Board:

Dkfm. Michael Gröller, Vienna, Chairman
Dipl.Bw. Gerd Peskes, Düsseldorf, Germany, Deputy Chairman
DI Maximilian Ardelt, Munich, Germany
August François von Finck, Vienna (since May 27, 2004)
Ing. Gerd Klaus Gregor, Berndorf
Dr. Cornelius Grupp, Lilienfeld
Dr. Walter Ressler, Villach (until May 27, 2004)
Stanislaus Prinz zu Sayn-Wittgenstein-Berleburg, Munich, Germany
DDr. Erhard Schaschl, Vienna

Employee representatives:

Georg Eder, Ferndorf (until October 21, 2004)
Josef Horn, Trieben
Ing. Günther Lippitsch, Villach (since November 17, 2004)
DI Leopold Miedl, Vienna
Karl Wetzelhütter, Breitenau am Hochlantsch

Vienna, March 16, 2005

Board of Management

DI Dr. Helmut Draxler
m.p.

DI Dr. Andreas Meier
m.p.

Mag. Dr. Eduard Zehetner
m.p.

Auditor's Report

To the Board of Management and the Members of the Supervisory Board of RHI AG

We have audited the accompanying consolidated financial statements of RHI AG, Vienna, at December 31, 2004, prepared in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with internationally accepted auditing standards (International Standards on Auditing (ISA)) issued by the International Federation of Accountants (IFAC) and in accordance with Austrian Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the financial position of RHI AG, Vienna, at December 31, 2004 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

According to the provisions of the Austrian Commercial Code, we have a duty to audit the group management report and to confirm that the legal requirements governing exemption from the obligation to compile consolidated financial statements in accordance with Austrian law have been met.

We certify that the group management report corresponds with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements in accordance with Austrian law have been met.

Vienna, March 16, 2005

PwC INTER-TREUHAND GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Signed:
Dkfm. Hans Ulrich Wessely
Certified Public Accountant

Signed:
Mag. Gerhard Prachner
Certified Public Accountant

Report of RHI AG 2004

Management Report

As was pointed out at the beginning of the management report of the RHI Group, the option to summarize the management report of RHI AG with the group management report pursuant to § 267 (3) HGB together with § 251 (3) HGB (Austrian Commercial Code) was exercised. RHI had no branch offices in the reporting period.

Due to the high net loss in 2001 and the resulting distortion of equity capital, no dividend will be proposed for 2004 at the Annual General Meeting of RHI AG on May 19, 2005, despite the accumulated profit of RHI AG in 2004.

Proposed appropriation of earnings

Accumulated profit is calculated as follows:

Appropriation of earnings	€
Loss 2004	-21,334,816.62
Profit carried forward from 2003	71,052,179.05
Accumulated profit 2004	49,717,362.43

The Board of Management proposes to carry forward the accumulated profit in the amount of € 49,717,362.43 in its entirety.

Vienna, March 16, 2005

Board of Management

DI Dr. Helmut Draxler
m.p.

DI Dr. Andreas Meier
m.p.

Mag. Dr. Eduard Zehetner
m.p.

Report of the Supervisory Board

The Supervisory Board of RHI AG, Vienna held six meetings during the course of 2004. At these meetings and on other occasions, the Board of Management informed the Supervisory Board about important matters relating to the management, operating activities and situation of the company. The Supervisory Board therefore had ample opportunity to fulfil its obligation to remain informed of and to monitor company operations. The Board saw no reason to raise objections to the activities and operations of the Board of Management.

The financial statements for the year 2004 were audited and certified by PwC INTER-TREUHAND GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, certified public accountants, auditors and tax consultants, duly appointed auditors at the 25th Annual General Meeting. Furthermore, the auditors confirmed that the management report prepared by the Board of Management is in accordance with the financial statements. The auditor's report was submitted to the members of the Supervisory Board in accordance with § 273 (3) HGB (Austrian Commercial Code).

At the meeting of the audit committee held on April 11, 2005, the financial statements of RHI AG and the RHI Group were examined and preparations made for the approval thereof.
The Supervisory Board examined the financial statements submitted by the Board of Management and the management report for the year 2004 and approved these at its meeting on April 18, 2005. The financial statements of RHI AG have thus been approved in accordance with § 125 (2) AktG (Companies Act). At the same meeting, the Supervisory Board approved the RHI consolidated financial statements.

At its meeting on April 18, 2005, the Supervisory Board also decided – in accordance with § 270 (1) HGB (Austrian Commercial Code) – to propose the appointment of PwC INTER-TREUHAND GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, as auditors of the financial statements of both RHI AG and the consolidated financial statements for the year 2005 at this year's annual general meeting.

The Supervisory Board approved the Board of Management's proposed appropriation of earnings.

Vienna, April 18, 2005

Dkfm. Michael Gröller
Chairman

Balance sheet RHI AG 2004[1]

in € 1,000	31.12.2004	31.12.2003
ASSETS		
Non-current assets		
Intangible assets	25,261.2	20.3
Property, plant and equipment	2,242.9	114.0
Financial assets	610,084.9	738,880.7
	637,589.0	**739,015.0**
Current assets		
Inventories	24,973.9	21,700.8
Receivables and other assets	610,410.1	538,182.1
Cash and cash equivalents	954.6	4,040.3
	636,338.6	**563,923.2**
Prepaid expenses and deferred charges	**6,504.4**	**8,423.2**
	1,280,432.0	**1,311,361.4**
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	159,753.3	145,723.9
Additional paid-in capital	37,908.9	37,326.8
Accumulated profit	49,717.4	71,052.2
	247,379.6	**254,102.9**
Subordinated mezzanine capital		
Subordinated bank loans	362,141.5	362,141.5
Subordinated convertible bond	126,920.0	138,160.0
Effective equity capital	**736,441.1**	**754,404.4**
Provisions		
Provisions for termination benefits and pensions	12,116.8	7,787.3
Other provisions	64,218.3	70,639.4
	76,335.1	**78,426.7**
Liabilities		
Financial liabilities	206,941.2	194,889.9
Trade payables	12,884.1	5,021.6
Other liabilities	247,830.5	278,618.8
	467,655.8	**478,530.3**
	1,280,432.0	**1,311,361.4**
Contingent liabilities	54,507.2	63,883.0

1 The 2004 financial statements of RHI AG were compiled in accordance with the Austrian Commercial Code (HGB) as amended. The financial statements shown here are a summarized presentation of the audited financial statements.

Income statement RHI AG 2004[1]

in € 1,000	2004	2003
Revenue	708,460.8	658,551.3
Change in inventories of finished goods and services not yet invoiced	350.1	1,166.9
Other operating income	28,201.4	27,865.9
Cost of material and other production services	-482,910.6	-458,727.5
Staff costs	-7,973.5	-7,579.4
Depreciation and amortisation	-62.0	-55.6
Other operating expenses	-184,220.8	-203,343.2
Operating result	**61,845.4**	**17,878.4**
Income from investments	66,243.5	33,065.4
Income from other non-current securities	108.4	92.4
Other interest	10,311.8	7,277.6
Gains from the disposal of financial assets	55.5	100.0
Expenses from financial assets	-139,352.2	-9,543.0
Interest and similar expenses	-18,551.7	-17,960.7
Financial result	**-81,184.7**	**13,031.7**
Result from ordinary activities	**-19,339.3**	**30,910.1**
Extraordinary income	0.0	7,668.4
Extraordinary expenses	-1,992.0	-2,625.9
Extraordinary result	**-1,992.0**	**5,042.5**
Income taxes	-3.5	-46.5
Loss / profit	**-21,334.8**	**35,906.1**
Profit carried forward	71,052.2	35,146.1
Accumulated profit	**49,717.4**	**71,052.2**

Addresses

RHI AG
Wienerbergstraße 11
A-1100 Vienna, Austria
Tel: +43/ (0) 502 13-0
Fax: +43/ (0) 502 13-6213
e-mail: rhi@rhi-ag.com
www.rhi-ag.com

Veitsch-Radex GmbH & Co
Wienerbergstraße 11
A-1100 Vienna, Austria
Tel: +43/ (0) 502 13-0
Fax: +43/ (0) 502 13-6213
e-mail: rhi@rhi-ag.com
www.rhi-ag.com

Didier-Werke AG
Abraham-Lincoln-Straße 1
D-54189 Wiesbaden, Germany
Tel: +49/611/7335-0
Fax: +49/611/7335-475
e-mail: info@rhi-ag.com
www.didier-werke.de

Heraklith AG
Industriestraße 18
A-9586 Fürnitz, Austria
Tel: +43/4257/3370-0
Fax: +43/4257/3370-2050
e-mail: office@heraklith.com
www.heraklith.com

RHI Group - Key Data

in € million	IFRS 2004	IFRS 2003	IFRS 2002	HGB 2002	HGB 2001	HGB 2000	in € million
Revenue							**Revenue**
Refractories [1]	1,102.6	1,033.6	1,068.1	1,067.2	1,521.5	1,675.5	Refractories
Insulating [1]	181.5	166.9	168.8	164.4	161.5	194.1	Insulating
Engineering [1]			72.8	72.8	195.5	168.2	Engineering
Consolidation, Waterproofing, other	13.2	32.1	48.3	47.5	-11.3	155.8	Consolidation, Waterproofing, other
RHI Group [2]	1,297.3	1,232.6	1,358.0	1,351.9	1,867.2	2,193.6	RHI Group
EBITDA	185.9	174.7	188.8	143.4	-24.2	241.1	**EBITDA**
EBIT							**EBIT**
Refractories	123.2	115.9	98.9	98.8	-71.5	95.7	Refractories
Insulating	10.1	7.1	4.2	4.1	-6.9	11.2	Insulating
Engineering			0.0	0.0	-7.5	7.6	Engineering
Overhead, Waterproofing, other	2.3	-1.0	14.5	-17.7	-28.4	16.8	Overhead, Waterproofing, other
RHI Group	135.6	122.0	117.6	85.2	-114.3	131.3	RHI Group
EBIT margin (in %) [3]	10.5	9.9	8.7	6.3	-6.1	6.0	**EBIT margin (in %)**
Profit before income taxes	106.0	96.3	75.2	62.2	-204.9	70.1	**EBT**
Profit for the year	99.7	77.5	49.6	69.4	-856.4	30.8	**Profit/loss for the year**
Profit attributable to equity holders of RHI AG	95.0	72.9	46.9	65.9	-863.1	21.2	**Profit/loss after minority**
Cash flow from operating activities	107.5	100.2	108.4	81.6	-106.6	48.6	**Cash flow from operating activities**
Cash flow from investing activities	-82.9	-26.6	-36.1	-37.8	-59.4	-53.1	**Cash flow from investing activities**
Cash flow from financing activities	-26.0	-86.6	-99.5	-70.4	165.1	14.9	**Cash flow from financing activities**
Non-current assets	652.4	613.5	626.7	499.1	563.8	1,101.3	**Non-current assets**
Financial liabilities net [4]	259.6	265.5	325.1	324.3	595.7	804.0	**Net financial liabilities**
Employees (average)	7,807	7,836	8,478	8,473	11,086	13,690	**Employees (average)**
Equity ratio (in %) [5]	-24.8	-36.1	-37.6	-45.6	-39.4	17.1	**Equity ratio (in %)**
Return on capital employed (in %) [6]	20.3	18.9	16.2	22.4	neg.	11.1	**Return on capital employed (in %)**
Return on average non-current assets [7]	27.8	25.0	21.9	18.4	neg.	12.6	**Return on average non-current assets**
Undiluted earnings per share [8]	4.63	3.65	2.35	3.31	-43.33	1.07	**Earnings/loss per share**
Diluted earnings per share [9]	2.58	2.04	1.36				
Dividend per share	0.00	0.00	0.00	0.00	0.00	0.73	**Dividend per share**

1 *Total revenue (incl. intragroup revenue) of the division*
2 *External revenue of the group*
3 *EBIT margin = EBIT / revenue*
4 *Financial liabilities net = financial liabilities - cash and cash equivalents*
5 *Equity ratio = equity according to balance sheet / balance sheet total*
6 *Return on capital employed = EBIT / average (property, plant and equipment + goodwill + other intangible assets + net current assets)*
7 *Return on average fixed assets = EBIT / average (property, plant and equipment + goodwill + other intangible assets)*
8 *Undiluted earnings per share = profit attributable to equity holders of RHI AG / number of shares (weighted average)*
9 *Diluted earnings per share = profit attributable to equity holders of RHI AG plus interest expense of convertible bond less current taxes / number of shares (weighted average) plus potential shares from convertible bond*